Statement by Mike Fraser, CEO Gold Fields delivered strong results in 2025, with a significant improvement in our safety, operational and financial performance, compared to 2024. Most importantly, the benefits of our Safety Improvement Plan, which commenced in 2024 resulted in no fatalities at any of our operations in 2025. There were seven serious injuries recorded during the year and this reminds us of the ongoing focus required to achieve our goal of ensuring all our people return home safe and well every day. We continued to embed our functional operating model and improve our systems and processes, providing the platform for reliable delivery of our strategy and long-term aspirations. We also identified asset optimisation initiatives across our portfolio which were communicated to the market with our H1 2025 results in August 2025 and again at our Capital Markets Day in November 2025. These initiatives are aimed at enhancing the value and life of our mines by improving efficiencies, reducing operating costs, extending the lives of our mines, and in some cases, increasing production. At our inaugural Capital Markets Day, we provided a five-year outlook for the Group, together with five-year profiles for individual assets. This outlook demonstrates the significant opportunities within our portfolio and the levers to deliver increased value. We also presented our enhanced capital allocation framework which included a change to our dividend policy. The new policy, which will take effect with the final FY 2025 dividend declaration, targets a base dividend of 35% of free cash flow before discretionary growth investments, with a minimum annual dividend of US$0.50 per share1. In addition, we communicated our intention to provide additional returns to shareholders of up to US$500m2 over the next 24 months based on current cash flow projections, in the form of special dividends and/or share buybacks3,4. Operationally, we delivered a more predictable performance in 2025, keeping guidance unchanged throughout the year, delivering production at the upper end of guidance and costs within the guided range. Group attributable gold-equivalent production increased 18% to 2,438koz in 2025, underpinned by strong performances across the portfolio. Salares Norte delivered a particularly strong second half performance, reaching commercial production in Q3 2025 and steady state by year-end, with the mine delivering above the upper end of its guidance. The improved operational performance, coupled with the higher gold price, resulted in a strong financial performance in 2025. The Group generated adjusted free cash flow of US$2,970 million compared to US$605 million in 2024 and headline earnings of US$2,576 million compared to US$1,188 million in 2024. In line with our updated dividend policy, we have declared a final dividend of R18.50 per share, which is 164% higher than the final dividend paid last year. When combined with the interim dividend of R7.00 per share, the total dividend of R25.50 per share (US$1.60 per share) equates to 35% of free cash flow before discretionary investments, in line with our targeted 35%. In addition to the base dividend, Gold Fields will distribute US$353 million in additional returns. This will comprise US$253 million in special dividends and US$100 million in share buy-backs, broadly aligned with the preferences and composition of our shareholder register. Combined with the base dividend, this results in a total distribution to shareholders of US$1.7 billion which equates to 54% of adjusted free cash flow. Attributable gold-equivalent production 2.438Moz All-in sustaining costs US$1,645/oz All-in costs US$1,927/oz Normalised profit* US$2,684m Adjusted free cash flow from operations US$3,171m Adjusted free cash flow** US$2,970m Final dividend per share 1850 SA cents and special dividend per share 450 SA cents * Profit excluding gains and losses on foreign exchange, financial instruments, non- recurring NRV adjustments to stockpiles and non-recurring items after taxation and non-controlling interest effect ** Cash flow from operating activities less net capital expenditure, contributions to environmental trust funds and payments of lease liabilities JOHANNESBURG, 19 February 2026: Gold Fields Limited (NYSE & JSE: GFI) today announced profit attributable to owners of the parent for the year ended 31 December 2025 of US$3,567.4 million (US$3.99 per share). This compares with profit of US$1,245.0 million (US$1.39 per share) for the year ended 31 December 2024. A gross final dividend of 1850 South African cents per share and special dividend of 450 SA cents are payable on 16 March 2026. 1 Paid semi-annually at US$0.25 per share 2 Subject to applicable legal, regulatory and shareholder approval requirements 3 Subject to maintaining an adjusted net debt to adjusted EBITDA ratio of below 1.0 times 4 All payouts are subject to all applicable legal, regulatory and shareholder approval requirements Reviewed results for year ended 31 December 2025 Gold Fields Limited Reg. No. 1968/004880/06 Incorporated in the Republic of South Africa JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 l i l i i . . I i li i , , I : I ISIN Code:

Looking ahead, our priorities for 2026 include advancing our Safety Improvement Plan, and optimising our operating model, systems and processes which provide the platform for safe, reliable and cost-effective production delivery. Strategically, we are focused on advancing the renewal of the Tarkwa mining leases, while ensuring the smooth transition of the Damang mine to the Government of Ghana. At the Windfall Project in Canada, we are progressing permitting approvals, the Impact Benefit Agreement and advancing project studies to Final Investment Decision (FID). Finally, we intend to progress the value-enhancing organic opportunities presented to the market in November, including: • Integration of the Yamarna and Golden Highway land tenements at Gruyere; • Gruyere open pit and underground studies; • St Ives and Granny Smith material handling system studies; • Preparation for the pre-stripping activities at Aqua Amarga; • Santa Ana and Invincible underground life-extension study at St Ives; and • South of Wrench feasibility study at South Deep Delivering on our strategy During 2025, we continued to execute our three-pillar strategy to: • Operate in a safe, reliable and cost-effective way • Have a positive impact on our communities and the environment, and • Grow the quality of our portfolio We believe that the consistent delivery of this strategy will drive improved margins and free cash flow per share, strengthen our position relative to peers and enhance returns for our shareholders. Operate in a safe, reliable and cost-effective way Safety and wellbeing We remain steadfast in our belief in fatality- and serious injury-free mining and are committed to eliminating fatalities, serious injuries and occupational diseases. Safety performance improved materially during 2025, with the achievement of zero fatalities and six consecutive fatality-free quarters, an important milestone in Gold Fields’ history. However, seven serious injuries occurred during the year, reinforcing that further progress is required. The disciplined delivery of our Safety Improvement Plan, together with the continued maturation of our culture and operating systems, remains critical to eliminating serious injuries. We continue to reinforce our cultural and operational levers through improving leadership behaviours and mindsets, robust risk management and strengthened health and safety systems and practices. In 2025, we implemented an Occupational Health Framework to prevent workplace exposures and illnesses and to further strengthen workforce wellbeing. Reliable and cost-effective operations Our operational delivery was more predictable in 2025, enabling us to track our operating plans and achieve our guidance for the year. Group attributable gold-equivalent production for FY 2025 was 18% higher year- on-year (YoY) at 2,438koz (FY 2024: 2,071koz). Costs remained elevated in FY 2025 driven by general industry inflation, higher royalties owing to increased realised gold prices, stronger producer currencies and higher capital expenditure. All-In Cost (AIC) increased by 3% YoY to US$1,927/oz (FY 2024: US$1,873/oz) and All-in Sustaining Cost (AISC) increased by 1% YoY to US$1,645/oz (FY 2024: US$1,629/oz), as higher royalties and capital expenditure offset the impact of increased gold sold. Through our asset optimisation programme, we identified a number of improvement opportunities at key assets which are expected to mitigate inflationary impacts going forward. Gruyere had a difficult Q4 2025, with ground instability and rock fall incidents resulting in the resequencing of mining activities to lower- grade areas of the Gruyere pit. Head grade was further impacted as lower-grade stockpiles were processed to supplement ore feed. The mine also experienced increased workforce turnover during H2 2025, resulting in unplanned downtime of production equipment and a decrease in tonnes mined for the period. While these challenges are expected to continue impacting operations at Gruyere in Q1 2026, the team has identified action plans to improve mining performance. These include improving mining fleet equipment availability, implementing optimisation initiatives to unlock mining efficiencies, and engaging with our business partners to strengthen retention and recruitment strategies. Despite the current challenges, we forecast an increase in Gruyere’s production in FY 2026 compared with FY 2025, with production weighted to H2 2026. Tarkwa’s waste stripping campaign continued during 2025. As a result, production decreased by 12% as lower-grade stockpiles were used to supplement the ore feed. AIC increased by 26% YoY driven by lower volumes of gold sold, general mining inflation, a 31% increase in royalties paid and increased capital expenditure. A key focus in the near to medium term is to optimise Tarkwa’s mining costs by improving mining efficiencies, reconfiguring the mining fleet and optimising the mine design. South Deep delivered a strong performance in 2025, with production of 309koz up 16% YoY (FY 2024: 267koz) and achieving the top end of its guidance range. As a highly mechanised, long-life orebody, South Deep remains a cornerstone asset, with the team focused on improving stope turnaround times and driving incremental performance gains. Salares Norte had a successful ramp-up in 2025 with a particularly strong second half. The mine achieved commercial production in Q3 2025 and reached steady state operations in Q4 2025, resulting in production of 397koz eq for FY 2025, which is above the guidance range (325koz eq – 375koz eq). Encouragingly, the plant continued to operate uninterrupted through the winter months, despite still being in the ramp-up phase and experiencing weather events similar to 2024. AISC was US$1,144/oz eq, within the guidance range provided in February 2025. Salares Norte delivered US$808m in free cash flow for the year which was the highest in the Group. Financial performance and capital allocation Gold Fields continued to deliver on its capital allocation priorities during FY  2025. The Group spent US$1,029 million (US$427/oz) in sustaining capital to maintain the integrity of our asset base and declared a total dividend of R25.50/share (interim dividend of R7/share and final of R18.50/share). This represents 35% of free cash flow before discretionary investments, and is in line with our targeted dividend policy of 35%. We also maintained a healthy debt position. Normalised profit increased by 119% YoY to US$2,684 million, or US$3.00 per share in FY 2025 (FY 2024: US$1,227m, or US$1.37 per share), driven by higher gold sales volumes and higher realised gold prices during the period. During FY 2025, the Group generated adjusted free cash flow of US$2,970 million (after considering all costs and project capital expenditure), compared with US$605 million in FY 2024. The mines generated adjusted free cash flow from operations of US$3,171 million in FY 2025 compared with US$1,986 million in FY 2024. Net debt decreased by US$644 million during 2025, despite the US$1.45 billion payment, net of the Northern Star share sale, for the acquisition of Gold Road Resources in October. Gold Fields ended 2025 with a robust balance sheet, with net debt of US$1,442 million (end- December 2024: US$2,086m) and a net debt to adjusted EBITDA ratio of 0.26x (end-December 2024: 0.73x). Excluding lease liabilities, net debt was US$959 million at the end of FY 2025. In May 2025, Gold Fields issued US$750 million seven-year notes with a 5.854% coupon. The proceeds were used to repay amounts outstanding under the US$750 million bridge facilities utilised to fund the acquisition of Osisko Mining in 2024. In October 2025, we utilised a bridge facility to fund the acquisition of Gold Road Resources, which was subsequently partially repaid using the proceeds of an A$1,250m multi-currency term loan arranged in December 2025. At the end of December 2025, the Group’s capital structure consisted of a US$1.2 billion sustainability-linked revolving credit facility (US$637 million undrawn), a US$500 million bond maturing in 2029, the US$750 million notes maturing in 2032, the A$1,250 million multi-currency term loan terminating in December 2030, several smaller in-country facilities and US$1,779 million in cash. Have a positive impact on our communities and the environment Our people are our most important stakeholders. We continue to strengthen our culture by investing in leadership development and enhancing our workplaces. We have implemented all the Elizabeth Broderick & Co. recommendations and successfully achieved our 2025 target of 26% female representation. 2 Gold Fields Reviewed Results 2025

Stakeholder value creation – Since 2020, Gold Fields has delivered substantial national value through employment, procurement and socio-economic development, strengthening trust and social licence to operate. Total value distributed in FY 2025 was US$5.778 billion (FY 2024: US$4.21 billion). Procurement from in-country suppliers was US$1.69 billion, representing 97% of total procurement (FY 2024: US$1.28bn; 97%). Carbon emission reduction – Gold Fields has achieved meaningful improvements in Scope 1 and 2 emissions intensity, improving energy security, reliability and cost resilience. Renewables accounted for 18% of Group electricity consumption in FY 2025 (FY 2024: 18%). Construction of the St Ives hybrid renewable project, comprising a 42MW wind farm and a 35MW solar plant, is approximately 80% complete, with commissioning planned for mid-2026. Environment - We reported zero significant environmental incidents during the period. Freshwater recycled and reused reached 74%, above our 73% target for the year (FY 2024: 74%). Total freshwater withdrawal for FY 2025 was 9.72 GL, an improvement against both FY 2024 (11.09 GL) and our 2025 target of 12.06 GL. Responsible tailings management – Meaningful conformance with the Global Industry Standard on Tailings Management (GISTM) has been achieved, in line with our International Council on Mining and Metals (ICMM) commitment and a comprehensive, multi-year programme, which was planned to meet the requirements of the GISTM across our global assets. Collectively, our progress demonstrates that sustainability is embedded in how Gold Fields operates, driving greater reliability and predictability and strengthening our ability to deliver. Mid-point review – In 2021, Gold Fields established six Environmental, Social and Governance (ESG) targets for 2030. In 2025, at the mid-point to 2030, we undertook a comprehensive review to assess progress, continued relevance and alignment with our longer-term strategy and 2035 aspirations. The review confirmed that: • We have made meaningful progress against our 2030 targets • Changes in external context and portfolio growth require selective refinement of targets to ensure they remain credible and outcome-focused, and • The 2035 aspirations are integral to our strategy and critical to sustaining access to resources and supporting growth The outcome of the review is a refined and extended set of strategic sustainability commitments and targets through to 2035 and beyond from our 2030 trajectory. Net Zero by 2050 remains an objective; however, business growth and portfolio evolution, together with the slower pace of sector-wide technological development and deployment, have reduced the appropriateness of an absolute emissions target. Shifting to a 30% emissions intensity reduction target, by 2035, strengthens our commitment to efficiency and real-world impact, while better reflecting the relationship between production and emissions during growth phases. Our freshwater reuse and recycling performance remains best practice within our peer group. We plan to refine water targets by retaining water, reuse and recycling targets in freshwater catchments, while shifting to more relevant, context-based, asset-specific water targets in saline and hypersaline environments. Nature risk management continues to mature across the portfolio, and we will expand our commitments to measure and disclose nature-related impacts and risks, while implementing projects to enhance habitats affected by our operations. Sustainability is intrinsic to Gold Fields’ purpose, strategy and long-term success. It underpins how we operate today and how we secure access to resources, enable growth opportunities and create value over time. Advancing shared value and empowerment During FY 2025, Gold Fields marked the vesting of the Thusano Trust, our employee share ownership initiative established in 2010 in line with South African Mining Charter requirements applicable at the time. The vesting concluded a 15-year shared value model, enabling qualifying past and current employees to participate in long-term value creation. The Trust benefits 46,007 beneficiaries and was valued at R11.1 billion at vesting date. The share trade process was completed on 15 January 2026. This milestone reflects Gold Fields’ commitment to responsible empowerment and sustainable value creation. Growing the quality of our portfolio Gold Fields’ strategy aims to continually improve the quality of our production base, either through acquiring assets that will enhance the quality of the portfolio or disposing of assets which no longer fit the longer-term vision for the business. In this regard, we disposed of our 19.5% stake in Galiano Gold in September 2025 for a total consideration of C$151 million. We have also entered into definitive agreements to sell a portfolio of royalties and related instruments for US$167 million in cash. This comprises US$115 million from the sale of a royalty portfolio, including a 1.5% NSR on Buenaventura’s San Gabriel gold silver mine, a capped 1.0% NSR on Galiano’s Nkran deposit pit, and NSR and NPI interests over Amarc’s JOY Project, together with several smaller royalties. The remaining US$52 million relates to the sale of our rights to deferred and contingent payments from Galiano Gold associated with the 2023 Asanko transaction. During 2025, we worked closely with the Government of Ghana to  develop a transition plan for the Damang mine. In April 2026, the 12-month lease extension comes to an end, at which point Gold Fields will transfer ownership of the mine to the Government of Ghana. 2025 was the final year of mining at Cerro Corona, with the operation expected to process stockpiles from 2026 onwards. While we expect that the mine will continue to produce gold and copper and generate cash flow until 2031, we have begun assessing pathways to realise Cerro Corona’s full value, including potential life-extension opportunities. Gold Road acquisition In October 2025, Gold Fields completed the acquisition of Gold Road Resources and paid US$1.42 billion (A$2.19 billion), net of cash received, the special dividend paid by Gold Road upon transaction close and the disposal of the Northern Star Resources shares that were acquired as part of the transaction. Full ownership of Gruyere, together with the surrounding land package, enables Gold Fields to optimise the life-of-mine plan for the asset. The incremental expansion of the processing facility, together with consolidation of Gruyere, Golden Highway and the Yamarna land packages is expected to allow the asset to produce c.400koz on a sustainable basis over an extended period. During 2026, we will advance studies to optimise the value of the Gruyere deposit, including an open-pit cutback versus underground trade-off study. We also plan to accelerate access to the higher-grade material from Golden Highway and the Gilmour deposit to supplement ore feed from the Gruyere pit. Finally, we will increase our exploration efforts across the under-explored 2,000km2 Yamarna land package during 2026. Windfall Project update Gold Fields provided an update on the Windfall Project at our Capital Markets Day in November 2025. The focus remains on advancing the Environmental Impact Assessment (EIA) and secondary permits, signing the Impact Benefit Agreement (IBA) and updating the feasibility study in preparation for the FID. Good progress has been made in finalising the IBA with the Cree First Nation of Waswanipi. During 2026, we plan to advance our multi-year exploration programme across our 2,500km2 land position which covers the Urban Barry and Quévillon belts. The Phoenix JV earn-in with Bonterra Resources is also expected to be completed in H1 2026. Tarkwa life-of-mine extension Tarkwa remains one of the cornerstone assets of the Gold Fields portfolio. Through proactive engagements with the Government of Ghana, we have initiated the process to renew the Tarkwa mining lease, which is due to expire in April 2027. We submitted a comprehensive application for the renewal of the Tarkwa mining leases in November 2025, and have commenced discussions with the Government of Ghana on the terms of the renewal. Ghana has proposed mining policy reforms aimed at increasing local participation and state revenues from the industry, which are expected to influence the outcome of these lease renewal discussions. A key component of this process has been updating Tarkwa’s life-of-mine plan and the mine’s declared Mineral Resources and Mineral Reserves. In November 2025, Gold Fields published an out-of-cycle Mineral Resources and Mineral Reserves declaration for Tarkwa. Gold Fields Reviewed Results 2025 3

In the 2025 declaration, managed Mineral Reserves increased to 7.4 million ounces from 4.3 million ounces in the 2024 declaration, and managed Mineral Resources (inclusive of Reserves) increased to 11.2 million ounces, from 8.9 million ounces.

Gold Fields' attributable share, after allowing for the Government of Ghana's 10% free-carry interest, represents 6.6 million ounces of Reserves (up from 3.8 million ounces) and 10.0 million ounces of Resources (inclusive of Reserves).

The approximately 70% increase in attributable Reserves was driven by a higher Reserve gold price of known Mineral Resources (as discussed in the Mineral Resource and Reserve update below), together with the removal of key operational constraints, including a reduced Akontansi open pit stand-off distance from infrastructure.

A key focus for the team in the near to medium term is to optimise Tarkwa's operating costs to enhance margins and cash generation and to further increase mineable inventory.

Exploration update

We continued to advance our greenfields exploration strategy during 2025, building a pipeline of early-stage opportunities to underpin production beyond 2035.

During 2025, Gold Fields made a strategic equity investment of C$50 million in Founders Metals, acquiring a 10.5% ownership interest and gaining exposure to the district-scale Antino gold project in Suriname.

In Chile, work at Santa Cecilia progressed following Phase 1 drilling, which demonstrated broad zones of low-grade gold–copper mineralisation adjacent to the Norte Abierto development. With Torq Resources as operator, activities focused on technical review and target refinement in preparation for the Phase 2 drilling programme for 2026. In Peru, exploration remained focused on advancing the early-stage portfolio, with land access, permitting and technical programmes progressing across several 100%-owned projects.

In Australia, drilling commenced at Brandy in the East Lachlan Belt, targeting a large blind porphyry gold-copper system located proximal to Cadia Valley Operations (Newmont). Drilling and surface programmes were also completed at the Edinburgh Park project in North Queensland, while regional soil sampling and airborne electromagnetic surveys across the West Tanami supported target prioritisation ahead of drilling. The integration of the Gold Road exploration portfolio was completed during H2 2025 following the acquisition, materially expanding our Australian greenfields footprint.

Canada remains a core focus, with a drilling programme completed across the Windfall district during H2 2025. Preparations are underway for a drilling programme at the Phoenix joint venture with Bonterra Resources, scheduled to commence in H1 2026. Our equity partner, Onyx Gold, continued to deliver high-grade results at the Munro-Croesus project, supporting the ongoing assessment of its discovery potential.

Mineral Resources and Mineral Reserves update

Gold Fields' Mineral Resources and Mineral Reserves are reported as at 31 December 2025 on an attributable basis, with Resources stated exclusive of Reserves.

Group gold Reserves increased by 4.0Moz or 9% to 48.3 Moz (2024: 44.3 Moz). Gold Measured and Indicated Resources increased by 13% to 34.2 Moz (2024: 30.4 Moz), while Inferred gold Resources increased by 10% to 12.8 Moz (2024: 11.6 Moz).

The increase in Reserves stems from revised gold price assumptions and improving underlying asset quality across the Group. Higher gold prices enabled the economic inclusion of Reserves where substantial, well-defined Resources already existed. Portfolio-specific drivers included the acquisition of Gold Road Resources, increasing Gold Fields' ownership in the Gruyere mine to 100%, growth at Tarkwa due to revised prices and an updated mine design, and growth at St Ives and Granny Smith driven by successful brownfields exploration.

In 2025, the gold price assumptions applied to Mineral Resources and Mineral Reserves were increased to US$2,000/oz (2024: US$1,500/oz) and US$2,300/oz (2024: US$1,725/oz) respectively, reflecting prevailing market conditions. Mineral Resources and Mineral Reserves for the Windfall Project will be included in the Group's reporting upon completion of the feasibility study and receipt of environmental approvals, expected in 2026.

The Mineral Resources and Mineral Reserves Supplement will be published concurrently with the Integrated Annual Report in late March 2026.

Attributable Mineral Reserves	2025	2024	YoY
Gold Proved and Probable (Moz)	**48.3**	44.3	**9 %**
Copper Proved and Probable (Mlb)	**193.0**	271.0	**(29)%**
Silver Proved and Probable (Moz)	**43.2**	46.0	**(6)%**

Attributable Exclusive Mineral Resources	2025	2024	YoY
Gold Measured and Indicated (Moz)	**34.2**	30.4	**13 %**
Gold Inferred (Moz)	**12.8**	11.6	**10 %**
Copper Measured and Indicated (Mlb)	**0.0**	0.0	**— %**
Copper Inferred (Mlb)	**0.0**	0.0	**— %**
Silver Measured and Indicated (Moz)	**4.6**	2.8	**61 %**
Silver Inferred (Moz)	**0.0**	0.1	**(24)%**

The Company's Mineral Resources and Mineral Reserves have been estimated and prepared in accordance with the SAMREC Code and Securities and Exchange Commission (SEC) requirements. The estimates were compiled under the supervision and review of the Group Competent Person, Alex Trueman (FAusIMM(CP), P.Geo.), Vice President: Geology, and a member of Gold Fields' Group Technical team. Mr Trueman consents to the inclusion of these Mineral Resource and Mineral Reserve statements in the form and context in which they appear.

FY 2026 guidance

Our primary focus for 2026 remains ensuring safe, reliable and cost-effective delivery against our production plans and guidance for the year, which will provide the platform for continued progress of our strategic priorities.

Attributable gold-equivalent production for 2026 is expected to be between 2.400Moz – 2.600Moz (compared to 2.438Moz delivered in 2025). AISC is expected to be between US$1,800/oz – US$2,000/oz, and AIC is expected to be between US$2,075/oz – US$2,300/oz.

The exchange rates used for our 2026 guidance are: R/US$16.00, US$/A$0.70 and C$/US$0.73. The metal price assumptions for the calculation of royalties and copper and silver by-products are: gold price US$5,000/oz (A$7,100/oz, R2,450,000kg); copper price US$9,000/t and silver price US$65/oz.

2026 is another year in which capital expenditure levels will remain elevated, given the capital planned budgeted for Windfall, as well as sustaining capital expenditure across the portfolio required to maintain the production base of the Group. Total capital expenditure for the Group for the year is expected to be US$1,900 million – US$2,100 million in 2026. Sustaining capital expenditure is expected to be US$1,300 million – US$1,400 million, while non-sustaining capital expenditure is expected to be US$240 million – US$340 million, with the largest component of this being the Windfall Project capital of C$495 million.

Guidance for 2026 remains unchanged from that provided at our Capital Markets Day in November 2025 for production. However, we have seen increases in AISC and AIC, driven primarily by the strengthening of exchange rates in Australia and South Africa as well as the impact of higher gold price on royalty payments. In comparison to the rates disclosed above, the exchange rates used at our Capital Markets Day were R/US$18.50, US$/A$0.67 and C$/US$0.71. The metal price assumptions for the Capital Markets Day were: gold price US$3,872/oz and silver price US$44/oz. The Capital Markets Day also excluded non-core assets (Cerro Corona and Damang).

The above is subject to the forward-looking statement on page 63.

Mike Fraser
Chief Executive Officer

19 February 2026

4 Gold Fields Reviewed Results 2025

Key statistics

Figures in millions unless otherwise stated		United States Dollar				
		Quarter			Year ended	
		December 2025	September 2025	December 2024	**December 2025**	December 2024
Gold-equivalent produced – attributable	oz (000)	**681**	621	644	**2,438**	2,071
Gold-equivalent produced – managed	oz (000)	**699**	638	666	**2,508**	2,149
Gold-equivalent sold – managed	oz (000)	**694**	683	665	**2,503**	2,151
Tonnes milled/treated	000	**11,816**	10,882	10,719	**43,592**	40,648
Revenue	US$/oz	**4,184**	3,468	2,658	**3,496**	2,418
Cost of sales before gold inventory change and amortisation and depreciation	US$/tonne	**67**	63	58	**62**	54
AISC#	US$/oz	**1,673**	1,557	1,410	**1,645**	1,629
Total AIC#	US$/oz	**1,969**	1,835	1,575	**1,927**	1,873
Net debt	US$m	**1,442**	791	2,086	**1,442**	2,086
Net debt (excluding lease liabilities)	US$m	**959**	360	1,635	**959**	1,635
Net debt to adjusted EBITDA ratio		**0.26**	0.17	0.73	**0.26**	0.73
Adjusted free cash flow	US$m				**2,970**	605
Profit attributable to owners of the parent	US$m				**3,567.4**	1,245.0
Profit per share attributable to owners of the parent	US c.p.s.				**399**	139
Headline earnings attributable to owners of the parent	US$m				**2,575.8**	1,188.4
Headline earnings per share attributable to owners of the parent	US c.p.s.				**288**	133
Normalised profit attributable to owners of the parent	US$m				**2,684.4**	1,226.7
Normalised profit per share attributable to owners of the parent	US c.p.s.				**300**	137

 # Refer to pages 42 - 43
At 31 December 2025, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (93.10%) and Cerro Corona in Peru (99.5%).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 3% and silver gold equivalents of approximately 1% of Group production, respectively.
AISC and total AIC in the key statistics table include all Gold Fields operations, projects and offices.
Figures may not add as they are rounded independently.

Gold Fields Reviewed Results 2025 5

All-in cost reconciliation

		United States Dollar				
		Quarter			Year ended	
Figures in millions unless otherwise stated		**December 2025**	September 2025	December 2024	**December 2025**	December 2024
Total AIC for mining operations*	US$/oz	**1,769**	1,730	**1,498**	**1,792**	1,802
Windfall	US$/oz	**144**	72	**50**	**98**	50
Corporate and other	US$/oz	**56**	33	**27**	**37**	21
Total AIC	US$/oz	**1,969**	1,835	**1,575**	**1,927**	1,873

Currencies and metal prices

	United States Dollar				
	Quarter			Year ended	
Figures in millions unless otherwise stated	**December 2025**	September 2025	December 2024	**December 2025**	December 2024
US$1 – ZAR	**17.11**	17.63	17.93	**17.88**	18.33
A$ – US$	**0.66**	0.65	0.65	**0.64**	0.66
US$ – C$	**0.72**	0.73	0.71	**0.72**	0.73
Gold price (US$/oz)	**4,184**	3,468	2,658	**3,496**	2,418
Copper price (US$/tonne)	**11,100**	9,792	9,178	**9,939**	9,144
Silver price (US$/oz)	**57**	39	31	**48**	30

Stock data for the year ended 31 December 2025

Number of shares in issue	
– at 31 December 2025	894,418,540
– average for the year	894,972,803
Free float	100 per cent
ADR ratio	1:1
Bloomberg/Reuters	GFISJ/GFLJ.J

NYSE – (GFI)	
Range – year	US$13.84– US$47.07
Average Volume – Year	3,447,273 shares/day
JSE Limited – (GFI)	
Range – Year	ZAR259.89 - ZAR798.55
Average volume – Year	2,484,557 shares/day

Pro forma financial information

This media release contains certain non-International Financial Reporting Standards (IFRS) financial measures in respect of the Group's financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. To the extent that these measures are not extracted from the segment disclosure included in the reviewed condensed consolidated financial statements of Gold Fields for the year ended 31 December 2025, these measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group's Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields' financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly-titled measures used by other companies.

The non-IFRS financial measures used include normalised profit attributable to the owners of the parent, normalised profit per share attributable to the owners of the parent, net debt (including and excluding lease liabilities), adjusted EBITDA, sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow, adjusted free cash flow from operations, All-in sustaining and All-in cost, All-in sustaining and All-in cost (gross of by-product credits). The Applicable Criteria on the basis of which this information has been prepared are set out in the notes accompanying the media release.

This pro forma financial information has been reported on by the Group's auditors, being PricewaterhouseCoopers Inc. Their unqualified auditor's report thereon is on page 61 of this report.

6 Gold Fields Reviewed Results 2025

Results for the Group

Income statement

Revenue

Revenue increased by 68% from US$5,202m in 2024 to US$8,751m in 2025 due to a 45% higher gold price and 16% higher gold-equivalent ounces sold.

Gold-equivalent ounces sold increased by 16% from 2.151Moz to 2.503Moz. Refer Review of Operations for breakdown per asset.

The average US Dollar gold price achieved by the Group increased by 45% from US$2,418/eq oz in 2024 to US$3,496/eq oz in 2025. The average Australian/US Dollar exchange rate strengthened by 3% from 0.66 to A$1.00 = US$0.64 in 2025. The average US Dollar/Rand exchange rate strengthened by 2% from R18.33 in 2024 to R17.88 in 2025. The average Canadian/US Dollar exchange rate strengthened by 1% from C$1.00 = US$0.73 to C$1.00 = US$0.72.

Cost of sales before amortisation and depreciation

Cost of sales before amortisation and depreciation increased by 25% from US$2,216m in 2024 to US$2,760m in 2025 mainly due to the increase in production as well as inflationary increases affecting all the regions and a US$14m gold inventory debit to cost in 2024 compared to US$61m in 2025.

Amortisation and depreciation

Amortisation and depreciation for the Group increased by 47% from US$627m in 2024 to US$920m in 2025 mainly due to the higher production.

Investment income

Investment income increased by 83% from US$29m in 2024 to US$53m in 2025 due to higher interest received as a result of higher average cash and cash equivalents during 2025.

Finance expense

Finance expense for the Group increased by 142% from US$50m in 2024 to US$121m in 2025 due to lower interest capitalised and higher borrowings in 2025. Interest expense on borrowings of US$134m, lease interest of US$26m, rehabilitation interest of US$29m and silicosis liability unwinding of US$1m, partially offset by interest capitalised of US$69m in 2025 compared to interest expense on borrowings of US$106m, lease interest of US$25m, rehabilitation interest of US$25m and silicosis liability unwinding of US$1m, partially offset by interest capitalised of US$106m. The decrease in interest capitalised relates to the cessation of interest capitalisation at Salares Norte from Q3 2025 due to the mine having reached commercial levels of production

Share of results of equity-accounted investees after taxation

The share of losses of equity-accounted investees after taxation decreased by 96% from US$54m in 2024 to US$2m in 2025. The loss of US$2m in 2025 comprised share of loss of US$2m of Lunnon. The loss of US$54m in 2024 comprised a share of loss of US$48m of Windfall up to acquisition of remaining 50%, a share of loss of US$5m of Lunnon and expenditure of US$2m incurred at FSE.

Gain/(loss) on foreign exchange

The loss on foreign exchange of US$7m in 2024 compared to a gain of US$7m in 2025 and related to the conversion of offshore cash holdings into their functional currencies.

Share-based payments

Share-based payments for the Group increased from US$4m in 2024 to US$25m due to higher vesting percentages of share-based payments as well as a higher number of awards granted in 2025 as a result of a change in the employee share scheme with shares granted to a broader group of employees and not only executives and certain officers.

Long-term incentive plan

The long-term incentive plan increased by 187% from US$15m in 2024 to US$43m in 2025 mainly due to the current marked-to-market valuation of the plan reflecting improved forecast performance.

Other costs, net

Other costs for the Group increased by 40% from US$40m in 2024 to US$56m in 2025 mainly due to higher corporate and community costs.

Exploration expense

Exploration expense increased by 204% from US$98m in 2024 to US$298m in 2025 mainly due to higher spend on exploration in Canada.

Non-recurring items

Non-recurring income of US$941m in 2025 compared to income of US$16m in 2024.

The non-recurring income of US$941m comprises mainly:

- US$808m profit on previously held interest in Gruyere;
- Reversal of impairment of US$281m made up of reversal of impairment of the South Deep cash-generating unit of US$285m partially offset by an impairment of various redundant assets at Salares Norte of US$4m;
- Fair value adjustment of held for sale assets – royalties of US$78m, partially offset by;
- Expected credit loss on loan advanced to contractor in Ghana of US$66m;
- Rehabilitation adjustments of US$44m and
- Transaction costs related to the Gold Road acquisition of US$51m.

Royalties

Government royalties for the Group increased by 57% from US$148m in 2024 to US$232m in 2025 in line with the higher revenue.

Mining and income taxation

The taxation charge for the Group increased by 138% from US$697m in 2024 to US$1,649m in 2025 in line with the increase in profit before taxation. Normal taxation increased by 78% from US$550m in 2024 to US$980m in 2025. The deferred tax increased from US$147m in 2024 to US$669m in 2025.

Profit for the period

Profit for the year increased by 182% from US$1,291m in 2024 to US$3,645m in 2025.

Normalised profit

Normalised profit reconciliation for the Group is calculated as follows:

	Year ended	
US$'m	**2025**	2024
Profit for the period attributable to owners of the parent	**3,567.4**	1,245.0
Non-recurring items	**(941.2)**	(16.1)
Tax effect of non-recurring items*	**63.6**	(9.7)
Non-controlling interest effect of non-recurring items*	**3.4**	(0.1)
(Gain)/loss on foreign exchange	**(6.6)**	6.6
Tax effect on foreign exchange*	**(2.2)**	(0.3)
NRV adjustment to stockpiles*	**—**	3.0
Tax effect of NRV adjustments*	**—**	(0.8)
South Deep deferred tax rate change*	**—**	(0.8)
Normalised profit attributable to owners of the parent	**2,684.4**	1,226.7

Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend payout policy. Normalised profit is defined as profit attributable to owners of the parent excluding gains and losses on foreign exchange, financial instruments, non-recurring NRV adjustments to stockpiles and non-recurring items after taxation and non-controlling interest.

* *Based on information underlying the reviewed condensed consolidated financial statement of Gold Fields for the year ended 31 December 2025 and 31 December 2024*

Gold Fields Reviewed Results 2025 7

Statement of cash flow

Cash flow from operating activities

Cash inflow from operating activities increased by 135% from US$1,607m in 2024 to US$3,772m in 2025. The increase was mainly due to higher revenue and a release of working capital partially offset by higher royalties and taxation paid and higher dividends paid.

Cash flow from investing activities

Cash outflow from investing activities increased by 7% from US$2,591m in 2024 to US$2,766m in 2025.

Purchase of Gold Road and payment of special dividend

On 5 May 2025, Gold Fields entered into an agreement to acquire 100% of the issued and outstanding share capital of Gold Road. This represented a direct acquisition of Gold Road, as well as an indirect acquisition of the remaining 50% interest in the Gruyere Gold Project.

The purchase of Gold Road comprised US$2,169m (A$3,349m) cash consideration paid on 10 October 2025, partially offset by US$360m (A$550m) Gold Road take-on cash and cash equivalents at 26 September 2025. The special dividend of US$315m (A$478m) was paid to Gold Road shareholders on 3 October 2025.

Capital expenditure

Capital expenditure increased by 18% from US$1,183m in 2024 to US$1,399m in 2025. The capital expenditure of US$1,399m in 2025 comprised of sustaining capital expenditure of US$1,029m and non-sustaining capital expenditure of US$370m. The capital expenditure of US$1,183m in 2024 comprised of sustaining capital expenditure of US$849m and non-sustaining capital expenditure of US$334m.

Sustaining capital expenditure increased by 21% from US$849m in 2024 to US$1,029m in 2025 mainly due to an increase at Salares Norte, Tarkwa, Granny Smith and Gruyere.

Non-sustaining capital expenditure increased by 11% from US$334m in 2024 to US$370m in 2025 due to an increase in St Ives and Cerro Corona partially offset by decrease at Salares Norte.

Purchase of investments

Purchase of investments increased by 60% from US$58m in 2024 to US$93m in 2025. Purchase of investments of US$93m in 2025 related mainly to US$36m for shares in Founders Metals and US$49m investment in bonds for the insurance captive.

Purchase of investments of US$57m in 2024 related mainly to US$1m paid for Torq Resources shares, US$2m for Tesoro Gold shares and an investment of US$52m in bonds for the insurance captive.

Proceeds on disposal of investments

Proceeds on disposal of investments increased from US$57m in 2024 to US$882m in 2025. Proceeds of US$882m in 2025 comprised US$707m on the Northern Star shares, US$106m on Galiano shares, US$21m on O3 Mining shares and US$46m related to maturity of cell captive bonds. Proceeds of US$57m in 2024 comprised US$56m related to the maturity of bonds held by the insurance cell captive and US$1m received on the final disposal of FSE.

Cash flow from financing activities

Net cash inflows from financing activities of US$1,213m in 2024 compared to an outflow of US$173m in 2025. The cash outflow of US$173m in 2025 related to loan repayments of US$4,120m partially offset by loan drawdowns of US$4,086m, payment of lease liabilities of US$103m and purchase of shares of US$36m. The cash inflow of US$1,213m in 2024 related to loan drawdowns of US$2,291m partially offset by loan repayments of US$986m and payment of lease liabilities of US$92m.

Net cash generated

The net cash generated by the Group of US$833m in 2025 compared to US$229m in 2024. After accounting for a positive translation adjustment of US$86m on non-US Dollar cash balances, the cash inflow in 2025 was US$919m. The cash balance at 31 December 2025 of US$1,779m compared to US$860 at 31 December 2024.

Adjusted free cash flow

Adjusted free cash flow increased from US$605m in 2024 to US$2,970m in 2025 due to higher adjusted free cash generated by the operations.

Adjusted free cash flow is calculated as follows:

	Year ended	
US$'m	**2025**	2024
Cash flow from operating activities	**4,533.4**	1,985.5
Capital expenditure	**(1,420.1)**	(1,185.9)
– Capital expenditure – additions	**(1,398.5)**	(1,183.4)
– Capital expenditure – working capital	**(23.8)**	(5.2)
– Proceeds on disposal of property, plant and equipment	**2.2**	2.7
Windfall capital contributions	**—**	(65.3)
Contributions to environmental trust funds	**(10.1)**	(13.2)
Lease liabilities paid	**(103.2)**	(92.2)
Contributions for rehabilitation purposes in Australia*	**(30.2)**	(23.8)
Adjusted free cash flow	**2,969.8**	605.1

* *Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the years ended 31 December 2025 and 31 December 2024*

Adjusted free cash flow from operations is arrived at as follows:

	Year ended	
US$'m	**2025**	2024
Adjusted free cash flow	**2,969.8**	605.1
Salares Norte net cash (generated)/utilised*#	**(260.5)**	354.0
Windfall net cash utilised*	**261.0**	
Interest paid by corporate entities*	**64.0**	91.0
Windfall Project capital contributions	**—**	65.3
Gold Road transaction costs	**51.4**	—
Loss on Northern Star shares*	**19.4**	—
Other corporate costs*	**65.9**	33.2
Adjusted free cash flow from operations	**3,171.0**	1,148.6
– St Ives	**528.7**	150.3
– Agnew	**432.2**	217.3
– Granny Smith	**547.6**	299.8
– Gruyere	**295.3**	122.9
– Gold Fields Australia	**(443.0)**	(238.4)
– South Deep	**511.4**	167.5
– Tarkwa	**473.9**	224.5
– Damang	**93.8**	138.3
– Cerro Corona	**184.1**	66.4
– Salares Norte	**547.0**	—

* *Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the years ended 31 December 2025 and 31 December 2024*

Prior to commercial levels of production being achieved, Salares Norte was a project for purposes of the adjusted free cash flow calculation

8 **Gold Fields Reviewed Results 2025**

Statement of financial position Net debt decreased by 31% from US$2,086m at 31 December 2024 to US$1,442m at 31 December 2025 mainly due to the increase in cash and cash equivalent as a result of the higher sales and gold price. Net debt excluding lease liabilities decreased by 41% from US$1,635m at 31 December 2024 to US$959m at 31 December 2025. Net debt/adjusted EBITDA The net debt/adjusted EBITDA ratio of 0.26 at 31 December 2025 compared to 0.73 at 31 December 2024. Year ended US$’m 2025 2024 Net debt 1,442.0 2,085.6 Adjusted EBITDA 5,637.4 2,847.4 Net debt to adjusted EBITDA 0.26 0.73 Adjusted EBITDA Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the financial results for the years ended 31 December 2025 and 31 December 2024 and is determined as follows: Year ended US$’m 2025 2024 Profit for the year 3,645.4 1,290.5 Taxation 1,649.2 697.1 Royalties 231.9 147.7 Non-recurring items (941.2) (16.1) Long-term incentive scheme 43.2 14.5 Share-based payments 25.4 4.4 (Gain)/loss on foreign exchange (6.6) 6.6 Equity-accounted loss after taxation 2.3 53.6 Net interest expense 67.4 21.7 Amortisation and depreciation 920.4 627.4 Adjusted EBITDA 5,637.4 2,847.4 Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating cost. All-in sustaining and total All-in cost Year-on-year The Group AISC increased by 1% from US$1,629/oz in 2024 to US$1,645/oz in 2025 mainly due to higher cost of sales before amortisation and depreciation, higher royalties, higher share-based payments and long-term incentives and higher sustaining capital expenditure. These increases were partially offset by higher gold sales and higher by-product credits to cost. Total AIC increased by 3% from US$1,873/oz in 2024 to US$1,927/oz in 2025 mainly due to the reasons mentioned above as well as higher non- sustaining capital expenditure and higher exploration costs. Gold Fields Reviewed Results 2025 9

Review of operations

Year ended December 2025 compared with year ended December 2024

Figures may not add as they are rounded independently.

Gruyere

		December 2025	December 2024	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	**8,761**	6,821	28
Waste (Capital)	000 tonnes	**49,521**	38,192	30
Waste (Operational)	000 tonnes	**8,143**	3,429	137
Total waste mined	000 tonnes	**57,664**	41,621	39
Total tonnes mined	000 tonnes	**66,425**	48,442	37
Grade mined	g/t	**1.05**	1.28	(18)
Gold mined	000'oz	**295.9**	280.2	6
Strip ratio	waste/ore	**6.7**	6.1	10
Tonnes milled	000 tonnes	**9,607**	8,750	10
Yield	g/t	**0.96**	1.02	(6)
Gold produced	000'oz	**295.6**	287.3	3
Gold sold	000'oz	**296.3**	287.6	3
AIC, capital and cash flow in table on a 50% basis				
AISC	A$/oz	**3,150**	2,454	28
	US$/oz	**2,030**	1,619	25
AIC	A$/oz	**3,150**	2,474	27
	US$/oz	**2,030**	1,632	24
Sustaining capital expenditure – 50% basis	A$m	**244.2**	129.0	89
	US$m	**157.4**	85.1	85
Non-sustaining capital expenditure – 50% basis	A$m	**—**	—	—
	US$m	**—**	—	—
Total capital expenditure – 50% basis	A$m	**244.2**	129.0	89
	US$m	**157.4**	85.1	85
Adjusted pre-tax free cash flow – 50% basis	A$m	**458.2**	186.3	146
	US$m	**295.3**	122.9	140

Gold production increased by 3% to 295,600oz in 2025 from 287,300oz in 2024, due to a 10% increase in tonnes milled partially offset by a 6% reduction in yield. In 2024, Gruyere production was impacted by a wet weather event during March and April. In 2025, Gruyere operations continued to ramp-up, with the Gruyere open pit achieving a 37% increase in tonnes mined compared to the prior year.

AIC increased by 27% to A$3,150/oz (US$2,030/oz) in 2025 from A$2,474/oz (US$1,632/oz) in 2024 due to increased capital expenditure on key production growth enablers and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold.

The increase in cost of sales before amortisation and depreciation relates mainly to higher mining unit costs as a result of higher contractor mining rates and additional processing plant maintenance costs.

Total capital expenditure increased by 89% to A$244m (US$157m) in 2025 from A$129m (US$85m) in 2024, reflecting the 2025 focus on pre-stripping of Stages 5 and 6 of the Gruyere open pit. Following the acquisition of Gold Road on 26 September 2025, capital expenditure has been recognised at 100% of the Gruyere cost profile.

Adjusted pre-tax free cash flow for Gruyere increased by 146% to A$458m (US$295m) in 2025 from A$186m (US$123m) in 2024 attributed to the higher gold price and recognition of cash flows at 100% post the acquisition.

Guidance

The estimate for 2026 is as follows:

- Gold produced (managed) ~ 300koz – 320koz
- AISC ~ A$3,300/oz (US$2,310/oz) – A$3,500/oz – (US$2,450/oz) and
- Total AIC ~ A$3,375/oz (US$2,360/oz) – A$3,575/oz (US$2,500/oz)

10 Gold Fields H1 Results 2025

Review of operations continued

Granny Smith

		December 2025	December 2024	% Variance
Ore mined	000 tonnes	**1,398**	1,566	(11)
Waste mined	000 tonnes	**549**	490	12
Total tonnes mined	000 tonnes	**1,947**	2,056	(5)
Grade mined	g/t	**6.32**	6.07	4
Gold mined	000'oz	**284.2**	305.4	(7)
Tonnes milled	000 tonnes	**1,342**	1,571	(15)
Yield	g/t	**6.07**	5.69	7
Gold produced	000'oz	**261.7**	287.4	(9)
Gold sold	000'oz	**266.5**	282.6	(6)
AISC	A$/oz	**2,337**	1,779	31
	US$/oz	**1,506**	1,173	28
AIC	A$/oz	**2,427**	1,925	26
	US$/oz	**1,564**	1,270	23
Sustaining capital expenditure	A$m	**174.7**	85.1	105
	US$m	**112.6**	56.1	101
Non-sustaining capital expenditure	A$m	**14.8**	36.8	(60)
	US$m	**9.5**	24.3	(61)
Total capital expenditure	A$m	**189.5**	121.9	55
	US$m	**122.1**	80.4	52
Adjusted pre-tax free cash flow	A$m	**849.7**	454.5	87
	US$m	**547.6**	299.8	83

Gold production decreased by 9% to 261,700oz in 2025 from 287,400oz in 2024 in accordance with the business plan. As at 31 December 2025, stockpiled ore totalled 89kt at an average grade of 5.3g/t, containing approximately 15,100oz.

AIC increased by 26% to A$2,427/oz (US$1,564/oz) in 2025 from A$1,925/oz (US$1,270/oz) in 2024 due to lower gold sales; increased cost of sales before amortisation and depreciation and increased capital expenditure.

Total capital expenditure increased by 55% to A$190m (US$122m) in 2025 from A$122m (US$80m) in 2024 due to increased underground development and expenditure on the new mine fresh air intake system to support the Z135 and Z150 extraction levels.

Adjusted pre-tax free cash flow increased by 87% to A$850m (US$548m) in 2025 from A$455m (US$300m) in 2024 mainly due to a higher gold price received.

Guidance

The estimate for 2026 is as follows:

- Gold produced (managed) ~ 250koz –260koz;
- AISC ~ A$3,100/oz (US$2,170/oz) – A$3,300/oz – (US$2,310/oz) and
- Total AIC ~ A$3,450/oz (US$2,415/oz) – A$3,650/oz (US$2,555/oz)

Gold Fields Reviewed Results 2025 11

Review of operations continued

St Ives

		December 2025	December 2024	% Variance
Underground				
Ore mined	000 tonnes	**2,269**	1,986	14
Waste mined	000 tonnes	**940**	817	15
Total tonnes mined	000 tonnes	**3,209**	2,803	14
Grade mined	g/t	**3.81**	4.40	(13)
Gold mined	000'oz	**278.1**	280.8	(1)
Surface				
Ore mined	000 tonnes	**2,488**	521	378
Waste (Capital)	000 tonnes	**2,578**	10,043	(74)
Waste (Operational)	000 tonnes	**3,603**	1,200	200
Total waste mined	000 tonnes	**6,181**	11,243	(45)
Total tonnes mined	000 tonnes	**8,669**	11,765	(26)
Grade mined	g/t	**1.66**	1.53	8
Gold mined	000'oz	**132.8**	25.7	417
Strip ratio	waste/ ore	**2.5**	21.6	(88)
Total (underground and surface)				
Total ore mined	000 tonnes	**4,757**	2,507	90
Total grade mined	g/t	**2.69**	3.80	(29)
Total tonnes mined	000 tonnes	**11,878**	14,568	(18)
Total gold mined	000'oz	**410.9**	306.5	34
Tonnes milled	000 tonnes	**4,545**	4,191	8
Yield – underground	g/t	**3.49**	3.82	(9)
Yield – surface	g/t	**1.57**	1.02	54
Yield – combined	g/t	**2.53**	2.46	3
Gold produced	000'oz	**369.6**	331.2	12
Gold sold	000'oz	**369.6**	339.7	9
AISC	A$/oz	**2,589**	2,666	(3)
	US$/oz	**1,669**	1,759	(5)
AIC	A$/oz	**3,352**	2,885	16
	US$/oz	**2,160**	1,903	14
Sustaining capital expenditure	A$m	**195.4**	255.7	(24)
	US$m	**125.9**	168.6	(25)
Non-sustaining capital expenditure	A$m	**241.3**	44.4	443
	US$m	**155.5**	29.3	431
Total capital expenditure	A$m	**436.7**	300.1	46
	US$m	**281.4**	198.0	42
Adjusted pre-tax free cash flow	A$m	**820.4**	227.9	260
	US$m	**528.7**	150.3	252

Gold production increased by 12% to 369,600oz in 2025 from 331,200oz in 2024 due to an 8% increase in tonnes milled and a 3% increase in yield.

AIC increased by 16% to A$3,352/oz (US$2,160/oz) in 2025 from A$2,885/oz (US$1,903/oz) in 2024 due to increased cost of sales before amortisation and depreciation and capital expenditure, partially offset by increased gold sales.

The increased cost of sales before amortisation and depreciation was mainly driven by increased employee and contractor costs.

Total capital expenditure increased by 46% to A$437m (US$281m) in 2025 from $300m (US$198m) in 2024. The increased capital mainly relates to A$177m (US$114m) spent on the Renewables Power Project (2024: A$49m/ US$32m).

Adjusted pre-tax free cash flow increased by 260% to A$820m (US$529m) in 2025 from A$228m (US$150m) in 2024 mainly due to the higher gold price received and increased gold sales.

Guidance

The estimate for 2026 is as follows:
- Gold produced (managed) ~ 350koz – 360koz;
- AISC ~ A$3,100/oz (US$2,170/oz) – A$3,300/oz – (US$2,310/oz) and
- Total AIC ~ A$3,600/oz (US$2,520/oz) – A$3,800/oz (US$2,660/oz)

12 Gold Fields Reviewed Results 2025

Review of operations continued

Agnew

		December 2025	December 2024	% Variance
Underground				
Ore mined	000 tonnes	**1,165**	1,237	(6)
Waste mined	000 tonnes	**930**	848	10
Total tonnes mined	000 tonnes	**2,096**	2,085	1
Grade mined	g/t	**6.53**	6.46	1
Gold mined	000'oz	**244.8**	256.9	(5)
Surface				
Ore mined	000 tonnes	**—**	—	—
Waste (Capital)	000 tonnes	**—**	626	(100)
Waste (Operational)	000 tonnes	**—**	—	—
Total waste mined	000 tonnes	**—**	626	(100)
Total tonnes mined	000 tonnes	**—**	626	(100)
Grade mined	g/t	**—**	—	—
Gold mined	000'oz	**—**	—	—
Strip ratio	waste/ ore	**—**	—	—
Total (underground and surface)				
Total ore mined	000 tonnes	**1,165**	1,237	(6)
Total grade mined	g/t	**6.53**	6.46	1
Total tonnes mined	000 tonnes	**2,096**	2,711	(23)
Total gold mined	000'oz	**244.8**	256.9	(5)
Tonnes milled	000 tonnes	**1,199**	1,158	4
Yield – underground	g/t	**6.37**	6.17	3
Yield – surface	g/t	**—**	—	—
Yield – combined	g/t	**6.37**	6.17	3
Gold produced	000'oz	**245.3**	229.5	7
Gold sold	000'oz	**243.7**	234.4	4
AISC	A$/oz	**2,225**	1,995	12
	US$/oz	**1,434**	1,316	9
AIC	A$/oz	**2,609**	2,240	16
	US$/oz	**1,682**	1,477	14
Sustaining capital expenditure	A$m	**69.9**	68.9	1
	US$m	**45.1**	45.4	(1)
Non-sustaining capital expenditure	A$m	**63.1**	40.9	54
	US$m	**40.7**	27.0	51
Total capital expenditure	A$m	**133.0**	109.7	21
	US$m	**85.8**	72.4	19
Adjusted pre-tax free cash flow	A$m	**670.6**	329.4	104
	US$m	**432.2**	217.3	99

Gold production increased by 7% to 245,300oz in 2025 from 229,500oz in 2024, due to improved plant throughput and feed grade from available stockpiled material.

AIC increased by 16% to A$2,609/oz (US$1,682/oz) in 2025 from A$2,240/oz (US$1,477/oz) in 2024, driven by higher cost of sales before amortisation and depreciation following increased commodity input prices and employee and contractor costs, as well as higher capital expenditure. This was partially offset by higher gold sold.

Total capital expenditure increased by 21% to A$133m (US$86m) in 2025 from A$110m (US$72m) in 2024, driven by increased non-sustaining expenditure in 2025 associated with bringing the Barren Lands underground mine to full production in December 2025 and ongoing development of the lower Kath orebody at the Waroonga complex.

Adjusted pre-tax free cash flow increased by 104% to A$671m (US$432m) in 2025 from A$329m (US$217m) in 2024 mainly due to a higher gold price received and higher gold sold.

Guidance

The estimate for 2026 is as follows:

- Gold produced (managed) ~ 230koz – 240koz;
- AISC ~ A$2,800/oz (US$1,960/oz) – A$3,000/oz – (US$2,100/oz) and
- Total AIC ~ A$3,050/oz (US$2,135/oz) – A$3,250/oz (US$2,275/oz)

Gold Fields Reviewed Results 2025 13

Review of operations continued

South Deep

		December 2025	December 2024	% Variance
Ore mined	000 tonnes	**1,662**	1,632	2
Waste mined	000 tonnes	**309**	368	(16)
Total tonnes	000 tonnes	**1,971**	2,000	(1)
Grade mined – underground reef	g/t	**6.03**	5.77	5
Grade mined – underground total	g/t	**5.08**	4.71	8
Gold mined	kg	**10,018**	9,413	6
	000'oz	**322.1**	302.7	6
Total development	m	**11,859**	12,530	(5)
Secondary support	m	**15,259**	12,232	25
Backfill	m³	**592,457**	461,477	28
Ore processed – underground reef	000 tonnes	**1,598**	1,618	(1)
Ore processed – underground waste	000 tonnes	**213**	211	1
Ore processed – surface	000 tonnes	**1,190**	1,173	1
Total tonnes milled	000 tonnes	**3,001**	3,001	—
Yield – underground reef	g/t	**5.91**	5.05	17
Surface yield	g/t	**0.13**	0.12	8
Total yield	g/t	**3.20**	2.77	16
Gold produced	kg	**9,605**	8,313	16
	000'oz	**308.8**	267.3	16
Gold sold	kg	**9,605**	8,334	15
	000'oz	**308.8**	267.9	15
AISC	R/kg	**1,058,238**	1,057,462	—
	US$/oz	**1,841**	1,794	3
AIC	R/kg	**1,058,238**	1,057,462	—
	US$/oz	**1,841**	1,794	3
Sustaining capital expenditure	Rm	**2,292.1**	2,045.8	12
	US$m	**128.2**	111.6	15
Non-sustaining capital expenditure	Rm	**—**	—	—
	US$m	**—**	—	—
Total capital expenditure	Rm	**2,292.1**	2,045.8	12
	US$m	**128.2**	111.6	15
Adjusted free cash flow	Rm	**9,144.1**	3,069.9	198
	US$m	**511.4**	167.5	205

Gold production increased by 16% to 9,605kg (308.8Koz) in 2025 from 8,313kg (267.3Koz) in 2024. This increase was primarily driven by improved grades due to the mining footprint and enhanced plant recovery. Gold mined increased by 6% from 9,413kg (302.7Koz) in 2024 to 10,018kg (322.1Koz) in 2025 as destress mining advanced into higher-grade areas in alignment with the business plan. As a result, development activity declined by 5% from 12,530m in 2024 to 11,859m in 2025 as new cuts are established.

Both backfill and secondary support recorded increases of more than 25%. Backfill spillage issues were resolved, enabling more areas to be backfilled, while the increase in secondary support was driven by increased rehabilitation efforts in both current and older mining areas as the operation continued to invest in infrastructure integrity and long-term operational stability.

AIC R/kg increased marginally from R1,057,462 (US$1,794/oz) in 2024 to R1,058,238 (US$1,841/oz) in 2025 predominantly due to higher capital expenditure, higher royalties and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold.

Capital expenditure increased by 12% to R2,292m (US$128m) in 2025 from R2,046m (US$112m) in the 2024 financial period. The main expenditure items relate to an increase in equipment, winder upgrades, electrical upgrades and water reticulation upgrades.

Adjusted free cash flow increased by 198% to R9,144m (US$511m) in 2025 from R3,070m (US$168m) in 2024 mainly due to a higher gold price received and increased gold sales.

Guidance

The estimate for 2026 is as follows:

- Gold produced (managed) ~ 9,300kg (300koz) – 9,900kg (320koz);
- AISC ~R1,100,000/kg (US$2,150/oz) – R1,200,000/kg (US$2,350/oz) and
- Total AIC ~R1,200,000/kg (US$2,350/oz) – R1,300,000/kg (US$2,500/oz)

14 Gold Fields Reviewed Results 2025

Review of operations continued

Damang

		December 2025	December 2024	% Variance
Ore mined	000 tonnes	**1,277**	—	100
Waste (Capital)	000 tonnes	**—**	—	100
Waste (Operational)	000 tonnes	**11,683**	—	100
Total waste mined	000 tonnes	**11,683**	—	100
Total tonnes mined	000 tonnes	**12,961**	—	100
Grade mined	g/t	**0.86**	—	100
Gold mined	000'oz	**35.5**	—	100
Strip ratio	waste/ ore	**9.1**	—	100
Tonnes milled	000 tonnes	**4,762**	4,959	(4)
Yield	g/t	**0.64**	0.84	(24)
Gold produced	000'oz	**97.5**	134.6	(28)
Gold sold	000'oz	**96.9**	135.6	(29)
AISC	US$/oz	**2,461**	2,002	23
AIC	US$/oz	**2,461**	2,002	23
Sustaining capital expenditure	US$m	**(3.7)**	4.7	(179)
Non-sustaining capital expenditure	US$m	**—**	—	—
Total capital expenditure	US$m	**(3.7)**	4.7	(179)
Adjusted free cash flow	US$m	**93.8**	138.3	(32)

Gold production decreased by 28% to 97,500oz in 2025 from 134,600oz in 2024 due to lower yield resulting from lower grade of ore processed.

Yield decreased by 24% to 0.64g/t in 2025 from 0.84g/t in 2024 due to lower grades of historical stockpiles fed and reduced MCF.

Pit mining recommenced in mid-2025 in Juno pit cutback and Nyame pit.

AIC increased by 23% to US$2,461/oz in 2025 from US$2,002/oz in 2024 mainly due to lower gold sold.

Total capital expenditure decreased by 179% to (US$4m) in 2025 from US$5m in 2024 due to capital cost reclassified as operational cost in 2025 and other capital reversals.

Adjusted free cash flow decreased by 32% to US$94m in 2025 from US$138m in 2024 mainly due to lower revenue resulting from lower gold sold, partially offset by a higher gold price received.

Guidance

The estimate for 2026 is as follows:

- Gold produced (managed) ~ 20koz – 25koz
- AISC ~ US$4,000/oz – US$4,200/oz and
- Total AIC ~US$4,000/oz – US$4,200/oz

Gold Fields Reviewed Results 2025 15

Review of operations continued

Tarkwa

		December 2025	December 2024	% Variance
Ore mined	000 tonnes	**10,649**	15,546	(32)
Waste (Capital)	000 tonnes	**40,174**	34,100	18
Waste (Operational)	000 tonnes	**41,594**	48,433	(14)
Total waste mined	000 tonnes	**81,768**	82,533	(1)
Total tonnes mined	000 tonnes	**92,417**	98,078	(6)
Grade mined	g/t	**1.23**	1.21	2
Gold mined	000'oz	**422.3**	605.4	(30)
Strip ratio	waste/ ore	**7.7**	5.3	45
Tonnes milled	000 tonnes	**15,007**	14,926	1
Yield	g/t	**0.98**	1.12	(13)
Gold produced	000'oz	**474.5**	537.2	(12)
Gold sold	000'oz	**474.2**	539.6	(12)
AISC	US$/oz	**2,049**	1,629	26
AIC	US$/oz	**2,049**	1,629	26
Sustaining capital expenditure	US$m	**248.7**	206.5	20
Non-sustaining capital expenditure	US$m	**—**	—	—
Total capital expenditure	US$m	**248.7**	206.5	20
Adjusted free cash flow	US$m	**473.9**	224.5	111

Gold production decreased by 12% to 474,500oz in 2025 from 537,200oz in 2024, mainly due to lower yield. Yield decreased by 13% to 0.98g/t in 2025 from 1.12g/t in 2024 due to lower feed grade as a result of feeding more lower-grade materials from stockpiles. In 2025, 9.0Mt was fed from ex-pit at a grade of 1.25g/t and 6.0Mt from stockpile at a grade of 0.79g/t compared to 10.9Mt was fed from ex-pit at a grade of 1.34g/t and 4.0Mt from stockpile at a grade of 0.79g/t in 2024.

AIC increased by 26% to US$2,049/oz in 2025 from US$1,629/oz in 2024 due to lower gold sold, higher cost of sales before amortisation and depreciation, higher royalty payment, and higher capital expenditure. Royalties increased by 31% to US$82m in 2025 from US$62m in 2024 due to higher gold prices received.

Total capital expenditure increased by 20% to US$249m in 2025 from US$207m in 2024. The increase in capital was mainly due to an increase in capital waste tonnes mined and infrastructure relocation project expenditure (US$22m).

Adjusted free cash flow increased by 111% to US$474m in 2025 from US$225m in 2024 mainly due to the higher gold price received, partially offset by royalties, corporate taxes and lower gold sold.

Guidance

The estimate for 2026 is as follows:

- Gold produced (managed) ~ 470koz – 490koz;
- AISC ~ US$2,000/oz – US$2,200/oz and
- Total AIC ~US$2,200/oz – US$2,400/oz

16 **Gold Fields Reviewed Results 2025**

Review of operations continued

Salares Norte

		December 2025	December 2024	% Variance
Ore mined	000 tonnes	**2,621**	2,410	9
Waste (capital)	000 tonnes	**17,287**	22,320	(23)
Waste (operational)	000 tonnes	**5,292**	2,740	93
Total waste mined	000 tonnes	**22,579**	25,060	(10)
Total tonnes mined	000 tonnes	**25,200**	27,470	(8)
Grade mined – gold	g/t	**4.29**	4.46	(4)
Grade mined – silver	g/t	**110.14**	130.62	(16)
Gold mined	000'oz	**361.2**	345.3	5
Silver mined	000'oz	**9,280.0**	10,121.5	(8)
Tonnes milled	000 tonnes	**1,284**	156	723
Gold recoveries	per cent	**85 %**	84 %	1
Silver recoveries	per cent	**71 %**	73 %	(3)
Yield - Gold	g/t	**8.9**	8.7	2
- Silver	per cent	**57.2**	29.0	97
- Combined	eq g/t	**9.6**	9.1	5
Gold produced	000'oz	**367.3**	43.6	742
Silver produced	000'oz	**2,360.3**	145.1	1,527
Total equivalent gold produced	000' eq oz	**396.5**	45.3	775
Total equivalent gold sold	000' eq oz	**391.8**	35.6	1,001
AISC	US$/oz	**933**	4,776	(80)
AISC	US$/ eq oz	**1,144**	4,690	(76)
AIC	US$/oz	**1,244**	12,452	(90)
AIC	US$/ eq oz	**1,431**	12,058	(88)
Sustaining capital expenditure	US$m	**200.6**	142.2	41
Non-sustaining expenditure	US$m	**92.6**	246.4	(62)
Total capital expenditure	US$m	**293.2**	388.7	(25)
Adjusted free cash flow	US$m	**807.5**	(354.0)	328

On 31 August 2025, the operation achieved commercial levels of production, following the sustained improvement of the plant throughput and metallurgical recoveries, marking a key milestone in the ramp-up phase.

Gold and silver production for 2025 were 367,300oz gold and 2,360,300oz silver respectively, resulting in gold-equivalent production of 396,500oz for 2025. This represents a 775% increase compared to December 2024 (43,600oz Au-eq), driven by the ramp-up of the processing plant.

Total AIC in 2025 was US$1,244/oz, representing a material decrease compared to 2024, mainly due to the higher gold sold.

Total capital expenditure decreased by 25% from US$389m in 2024 to US$293m in 2025.

Sustaining capital expenditure increased by 41% from US$142m in 2024 to US$201m in 2025 mainly due to the ramp-up expenditure up to achieving commercial levels of production at the end of August 2025.

Non-sustaining capital expenditure decreased by 62% from US$246m in 2024 to US$93m in 2025 due to the completion of the project stage capital expenditure.

Adjusted free cash flow improved significantly, moving from an outflow of US$354m in 2024 to an inflow of US$808m in 2025. This positive shift is mainly due to significantly higher sales volumes and higher gold and silver prices.

Guidance

The estimate for 2026 is as follows:

- Gold produced ~ 525eq koz – 550eq koz
- AISC ~ US$450/oz – US$600/oz) and
- Total AIC ~US$550/oz – US$700/oz)

Gold Fields Reviewed Results 2025 17

Review of operations continued

Cerro Corona

		December 2025	December 2024	% Variance
Ore mined	000 tonnes	**12,668**	11,398	11
Waste mined	000 tonnes	**3,742**	13,660	(73)
Total tonnes mined	000 tonnes	**16,410**	25,057	(35)
Grade mined – gold	g/t	**0.58**	0.54	7
Grade mined – copper	per cent	**0.36**	0.35	3
Gold mined	000'oz	**234.4**	196.2	19
Copper mined	000 tonnes	**45,883**	40,151	14
Tonnes milled	000 tonnes	**6,330**	6,310	—
Gold recoveries	per cent	**75.2**	68.1	10
Copper recoveries	per cent	**91.2**	89.4	2
Yield – Gold	g/t	**0.52**	0.45	16
– Copper	per cent	**0.38**	0.37	3
– Combined	eq g/t	**0.82**	0.85	(4)
Gold produced	000'oz	**100.6**	87.6	15
Copper produced	tonnes	**22,863**	22,268	3
Total equivalent gold produced	000' eq oz	**167.6**	172.5	(3)
Total equivalent gold sold	000' eq oz	**166.8**	171.6	(3)
AISC	US$/oz	**436**	747	(42)
AISC	US$/ eq oz	**1,632**	1,504	9
AIC	US$/oz	**860**	905	(5)
AIC	US$/ eq oz	**1,890**	1,585	19
Sustaining capital expenditure	US$m	**10.7**	26.8	(60)
Non-sustaining capital expenditure	US$m	**34.8**	6.9	404
Total capital expenditure	US$m	**45.5**	33.7	35
Adjusted free cash flow	US$m	**184.1**	66.4	177

Gold production increased by 15% to 100,600oz in 2025 from 87,600oz in 2024 due to higher gold grade and recovery. Copper production increased by 3% to 22,863t in 2025 from 22,268t in 2024 mainly due to higher recovery. Equivalent gold production decreased by 3% to 167,600oz in 2025 from 172,500oz in 2024 due to a lower Cu/Au price factor as a result of a higher increase in gold price in relation to the copper price, which had a negative impact on equivalent production in 2025.

AIC per gold ounce decreased by 5% to US$860/oz in 2025 from US$905/oz in 2024, mainly due to higher gold ounces sold and higher copper by-product credits to cost due to the higher copper price. AIC per equivalent ounce increased by 19% to US$1,890/eq oz in 2025 from US$1,585/eq oz in 2024 due to the lower gold-equivalent ounces sold impacted by lower price factor and higher capex.

Total capital expenditure increased by 35% to US$46m in 2025 from US$34m in 2024. The increase in total capital expenditure is due to the construction of the in-pit tailing facility.

Adjusted free cash flow increased by 177% to US$184m in 2025 from US$66m in 2024, mainly driven by higher gold and copper prices.

Guidance

The estimate for 2026 is as follows:

- Gold produced ~ 100eq koz – 110eq koz
- AISC ~ US$2,400/oz – US$2,500/oz) and
- Total AIC ~US$2,600/oz – US$2,700/oz)

18 Gold Fields Reviewed Results 2025

Final and special dividend declaration Final dividend In line with the Company’s dividend policy, the Board has approved and declared a final dividend number 103 of 1850 SA cents per ordinary share (gross) in respect of the year ended 31 December 2025. Special dividend In addition the company declared a special dividend of 450 cents per share for the year ended 31 December 2025. The payment of the special dividend has been approved by the South African Reserve Bank. In accordance with paragraph 7.23 of the JSE Listings Requirements, the following additional information is disclosed: • The special and final dividend have been declared out of income reserves; • The local dividend withholding tax of 20% (twenty per cent) will be applicable to both special and final dividend • Gold Fields currently has 895,024,247 ordinary shares in issue • Gold Fields’ income tax number is 9160035607 • The gross final dividend amount is 1850 SA cents per ordinary shareholders exempt from dividends tax • The net final dividend amount is 1480 SA cents per ordinary share for shareholders liable to pay the dividends tax • The gross special dividend amount is 450 SA cents per ordinary shareholders exempt from dividends tax • The net special dividend amount is 360 SA cents per ordinary share for shareholders liable to pay the dividends tax Shareholders are advised of the following dates in respect of the special and final dividend: • Declaration date: Thursday, 19 February 2026 • Last date to trade cum-dividend: Tuesday, 10 March 2026 • Sterling and US Dollar conversion date: Wednesday, 11 March 2026 • Shares commence trading ex-dividend: Wednesday, 11 March 2026 • Record date: Friday, 13 March 2026 • Payment of dividend: Monday, 16 March 2026 Share certificates may not be dematerialised or rematerialised between Wednesday 11 March 2026 and Friday 13 March 2026, both dates inclusive. 19 Gold Fields H1 Results 2025

Basis of preparation

The condensed consolidated financial statements as set out on pages 20 to 39 are prepared in accordance with the requirements of the JSE Limited Listings Requirements for condensed financial statements and the requirements of the Companies Act of South Africa 71 of 2008. The Listings Requirements require condensed financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of IFRS® Accounting Standards and Financial Pronouncements as issued by the Financial Reporting Standards Council and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.

The condensed consolidated financial statements do not include all the disclosures required for complete annual financial statements prepared in accordance with IFRS® Accounting Standards. The condensed consolidated financial statements are prepared on a going concern basis. The Board is satisfied that the liquidity and solvency of the Company is sufficient to support the current operations for the next 12 months.

The condensed consolidated financial statements are presented in United States Dollars, which is Gold Fields Limited's presentation currency. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of IFRS Accounting Standards and are consistent with those applied in the previous annual financial statements.

Pro forma financial information

The condensed consolidated financial statements contain certain non-IFRS financial measures in respect of the Group's financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. These measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group's Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields' financial position, changes in equity, results of operations or cash flows.

The non-IFRS financial measures used and defined in the media release include:

- Normalised profit attributable to owners of the parent is defined as profit excluding gains and losses on foreign exchange, financial instruments, non-recurring NRV adjustments to stockpiles and non-recurring items after taxation and non-controlling interest effect
- Normalised profit per share attributable to owners of the parent
- Net debt which is calculated as borrowings plus the current portion of borrowings and lease liabilities plus current portion of lease liabilities less cash and cash equivalents
- Net debt (excluding lease liabilities) which is calculated as borrowings plus the current portion of borrowings less cash and cash equivalents
- Adjusted free cash flow is calculated as cash flow from operating activities less net capital expenditure, contributions to environmental trust funds and payments of lease liabilities
- Adjusted free cash flow from operations is calculated as cash flow from operating activities less net capital expenditure, contributions to environmental trust funds and payments of lease liabilities from the nine mining operations
- Adjusted EBITDA is required to be determined in terms of loan and revolving credit facilities agreements to evaluate compliance with debt covenants
- Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations
- Non-sustaining capital expenditure represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations
- AISC and AIC are presented to provide transparency into the costs associated with producing and selling an ounce of gold and are common measures presented within the mining industry and
- AISC and AIC (gross of by-product credits) are presented to provide transparency into the costs associated with producing and selling an ounce of gold and are common measures presented within the mining industry

Mineral Resources and Mineral Reserves

Refer to statement by Mike Fraser, CEO.

US$750m Notes offering

On 13 May 2025, Gold Fields successfully concluded the raising of US$750 million seven-year notes with a coupon of 5.854% (the Notes). The Notes were issued by Windfall Mining Group Inc. and guaranteed by Gold Fields and Gold Fields Holdings Company Limited. The net proceeds were used to repay in full the outstanding loans under the US$750 million bridge facilities that were used to fund the acquisition of Osisko Mining Inc. in October 2024.

US$1,200m syndicated revolving credit facility

On 25 May 2025, the US$1,200m syndicated revolving credit facility was extended by one year. The facility lender commitments will now run as follows:

- US$1,200.0m up to 25 May 2028
- US$1,116.7m up to 25 May 2029 and
- US$1,066.7m up to 25 May 2030

US$2,300m multi-currency bridge facility

On 15 July 2025, Gruyere Holdings Pty Ltd (Gruyere), a wholly owned subsidiary of Gold Fields, entered into a US$2,300 million multi-currency syndicated bridge facility agreement. The proceeds were applied to fund the acquisition by Gruyere of 100% of the issued and outstanding share capital of Gold Road Resources Limited. The facility had an original termination date of 14 July 2026, with an option for Gold Fields, at its discretion, to extend the maturity by a further six months. On 12 January 2026, the facility was repaid in full and cancelled, utilising available cash resources together with proceeds from the A$1,250 million multi-currency term loan facility.

R2,500m ZAR revolving credit facilities

On 20 August 2025, the R2,500 million ZAR revolving credit facilities were amended and restated to incorporate ZARONIA rate-switch provisions in preparation for the planned cessation of JIBAR as a benchmark on 31 December 2026.

A$1,250m multi-currency term loan facility

On 2 December 2025, Gruyere entered into an A$1,250 million multi-currency syndicated term loan facility agreement. The proceeds were applied to partially prepay the US$2,300 million multi-currency bridge facility. The facility has a termination date of 1 December 2030.

Segment reporting

The net profit/(loss) per the income statement reconciles to the net profit/(loss) in the segmental operating and financial results as follows:

US$'m	December 2025	December 2024
Net profit	**3,645.4**	1,290.5
– Operating segments	**4,042.1**	1,400.9
– Corporate and projects[1]	**(396.7)**	(110.4)

[1] *Comprises mainly Windfall exploration expenses, non-mine interest and other costs*

Mike Fraser
Chief Executive Officer

19 February 2026

20 **Gold Fields Reviewed Results 2025**

The financial statements are presented on a condensed consolidated basis. Income statement Cost of sales 2 (3,680.8) (2,843.7) Investment income 3 53.3 28.7 Finance expense 4 (120.7) (50.4) Share of results of equity accounted investees, net of taxation 5 (2.3) (53.6) Gain/(loss) on foreign exchange 6.6 (6.6) Share-based payments (25.4) (4.4) Long-term incentive plan (43.2) (14.5) Other costs, net (55.7) (39.5) Exploration expenses 6 (297.8) (98.4) Profit before royalties, taxation and non-recurring items 4,585.3 2,119.2 Non-recurring items 941.2 16.1 Profit before royalties and taxation 5,526.5 2,135.3 Royalties 7 (231.9) (147.7) Profit before taxation 5,294.6 1,987.6 Mining and income taxation 8 (1,649.2) (697.1) Normal taxation (980.2) (550.2) Deferred taxation (669.0) (146.9) Profit for the year 3,645.4 1,290.5 Profit attributable to: Owners of the parent 3,567.4 1,245.0 Non-controlling interest 78.0 45.5 Profit attributable to owners of the parent 3,567.4 1,245.0 Diluted profit attributable to owners of the parent 3,538.0 1,234.4 Profit per share (cents) attributable to owners of the parent 9.1 399 139 Diluted profit per share (cents) attributable to owners of the parent 9.2 394 138 Other disclosures Non-recurring items: Profit on disposal of assets 1.1 0.6 Restructuring costs (10.3) (6.6) Profit on disposal of asset held for sale - Rusoro — 62.3 Profit on disposal of asset held for sale - Asanko Gold — 5.6 Reversal of impairment of assets, net of Impairment 10 281.3 (3.5) Fair value gain - Royalties 11 77.5 — Fair value gain - Northern Star shares 13 53.6 — Fair value loss on forward sale - Northern Star shares 13 (73.0) — Gain on remeasurement of 50% previously held interest in Gruyere 12 808.2 — Transaction cost on acquisition of Gold Road 12 (51.4) — Ghana expected credit loss 13 (66.0) — Rehabilitation (expense)/income (43.6) 1.2 Silicosis provision adjustment (0.7) 0.3 Gruyere rainfall event 6.0 (12.0) Other (41.5) (31.8) Total non-recurring items 941.2 16.1 Taxation on items above (63.6) 9.7 Non-recurring items after tax 877.6 25.8 United States Dollars Year ended Figures in millions unless otherwise stated Notes Dec 2025 (Reviewed) Dec 2024 (Audited) Revenue 1 8,751.3 5,201.6 Gold Fields Reviewed Results 2025 21

Income statement continued United States Dollars Year ended Figures in millions unless otherwise stated Notes Dec 2025 (Reviewed) Dec 2024 (Audited) Other disclosures Headline earnings attributable to owners of the parent 2,575.8 1,188.4 Diluted headline earnings attributable to owners of the parent 2,546.4 1,177.8 Headline earnings per share (cents) attributable to owners of the parent 9.3 288 133 Diluted headline earnings per share (cents) attributable to owners of the parent 9.4 284 132 Non-IFRS measures Normalised profit attributable to owners of the parent 2,684.4 1,226.7 Normalised profit per share (cents) attributable to owners of the parent 300 137 US Dollar/South African Rand conversion rate 17.88 18.33 Canadian Dollar/US Dollar conversion rate 0.72 0.73 Australian Dollar/US Dollar conversion rate 0.64 0.66 Figures may not add as they are rounded independently. The condensed consolidated financial statements for the year ended 31 December 2025 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Alex Dall, the Group Chief Financial Officer. 22 Gold Fields Reviewed Results 2025

The financial statements are presented on a condensed consolidated basis. Statement of comprehensive income United States Dollars Year ended Figures in millions unless otherwise stated Dec 2025 (Reviewed) Dec 2024 (Audited) Profit for the year 3,645.4 1,290.5 Other comprehensive income, net of tax 432.2 (169.3) Equity investments from continuing operations at FVOCI – net change in fair value* 78.0 (13.3) Equity investments from discontinued operations at FVOCI – net change in fair value* — 7.8 Taxation on above item* 4.5 (6.9) Foreign currency translation adjustments# 349.7 (156.9) Total comprehensive income for the year 4,077.6 1,121.2 Attributable to: – Owners of the parent 3,990.2 1,071.8 – Non-controlling interest 87.4 49.4 4,077.6 1,121.2 * Items that will not be reclassified to profit or loss. # Items can be subsequently reclassified to profit or loss. Gold Fields Reviewed Results 2025 23

The financial statements are presented on a condensed consolidated basis.

Statement of financial position

		United States Dollars	
Figures in millions unless otherwise stated	**Notes**	**Dec 2025 (Reviewed)**	Dec 2024 (Audited)
Non-current assets		**12,176.8**	8,195.1
Property, plant and equipment	12	**11,336.8**	7,298.4
Other non-current assets		**587.4**	544.7
Equity-accounted investees		**2.8**	12.6
Investments		**189.6**	139.9
Asanko deferred and contingent considerations receivable		**22.0**	44.6
Deferred taxation		**38.2**	154.9
Current assets		**2,970.9**	1,926.7
Other current assets		**1,191.7**	1,066.5
Cash and cash equivalents[1]		**1,779.2**	860.2
Assets held for sale	11	**77.5**	21.1
Total assets		**15,225.2**	10,142.9
Total equity		**8,672.4**	5,366.9
Non-current liabilities		**4,852.9**	3,065.6
Deferred taxation[2]		**1,401.7**	503.8
Borrowings	14	**2,559.5**	1,776.5
Environmental rehabilitation provisions		**489.2**	397.1
Lease liabilities		**379.1**	363.3
Long-term employee benefits		**20.4**	20.0
Other long-term provisions		**3.0**	4.9
Current liabilities		**1,699.9**	1,710.4
Other current liabilities[3]		**1,373.2**	873.4
Current portion of borrowings	14	**178.7**	719.1
Current portion of employee benefits		**44.1**	31.0
Current portion of lease liabilities		**103.9**	86.9
Total equity and liabilities		**15,225.2**	10,142.9
Non-IFRS measures and other disclosures			
Net debt		**1,442.0**	2,085.6
Net debt (excluding lease liabilities)		**959.0**	1,635.4
US Dollar/South African Rand conversion rate		**16.56**	18.84
Canadian Dollar/US Dollar conversion rate		**0.73**	0.70
Australian Dollar/US Dollar conversion rate		**0.67**	0.62

[1] *Cash and cash equivalents include secured cash deposits of US$119.0m (2024: US$80.1m) and US$20.0m (2024: US$20.0m) for Australia and Peru, respectively, set aside for future rehabilitation costs. The contributions are proactive and not legally required by local legislation.*

[2] *The increase in deferred taxation relates mainly to:*

- *An impairment reversal of US$285.1 million in respect of the South Deep CGU (refer note 10);*
- *Utilisation of unredeemed capital expenditure at the South Deep mine as a result of higher taxable profits, driven mainly by the significant increase in gold prices;*
- *Utilisation of tax losses and unredeemed capital expenditure at Salares Norte as a result of ramp-up and achievement of commercial levels of production; and*
- *A net deferred tax liability amounting to US$298.3 million was recognised as part of Gold Road acquisition (refer note 12).*

[3] *Other current liabilities comprise mainly trade and other payables and royalties and taxes payable. Royalties and taxes payable are higher as a result of higher gold prices.*

24 Gold Fields Reviewed Results 2025

The financial statements are presented on a condensed consolidated basis.

Statement of changes in equity

	United States Dollar				
	Year ended				
Figures in millions unless otherwise stated	Stated capital	Other reserves[1]	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2024 (Audited)	**3,871.5**	**(2,528.1)**	**3,858.0**	**165.5**	**5,366.9**
Total comprehensive income	—	422.8	3,567.4	87.4	**4,077.6**
Profit for the year	—	—	3,567.4	78.0	**3,645.4**
Other comprehensive income	—	422.8	—	9.4	**432.2**
Dividends declared	—	—	(707.1)	(54.1)	**(761.2)**
Acquisition of treasury shares[2]	(36.3)	—	—	—	**(36.3)**
Issue of treasury shares to employees[2]	9.6	(9.6)	—	—	**—**
Transaction with non-controlling interest holders[3]	—	—	(41.0)	41.0	**—**
Share-based payments	—	25.4	—	—	**25.4**
Balance at 31 December 2025 (Reviewed)	**3,844.8**	**(2,089.5)**	**6,677.3**	**239.8**	**8,672.4**

[1] Other reserves mainly comprise foreign currency translation, share-based payments and share of equity-accounted investee's other comprehensive income.
[2] Treasury shares were bought by the Group and issued to participants upon vesting of employee share options in 2025.
[3] On 6 December 2025, per the South Deep BEE transaction an economic interest of 6.90% in Newshelf 899 (Proprietary) Limited vested to the BEE non-controlling interest holders.

	United States Dollar				
	Year ended				
Figures in millions unless otherwise stated	Stated capital	Other reserves[1]	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2023 (Audited)	**3,871.5**	**(2,359.3)**	**2,963.9**	**143.7**	**4,619.8**
Total comprehensive income	—	(173.2)	1,245.0	49.4	**1,121.2**
Profit for the year	—	—	1,245.0	45.5	**1,290.5**
Other comprehensive income	—	(173.2)	—	3.9	**(169.3)**
Dividends declared	—	—	(350.9)	(27.6)	**(378.5)**
Share-based payments	—	4.4	—	—	**4.4**
Balance at 31 December 2024 (Audited)	**3,871.5**	**(2,528.1)**	**3,858.0**	**165.5**	**5,366.9**

[1] Other reserves mainly comprise foreign currency translation, share-based payments and share of equity-accounted investee's other comprehensive income.

Gold Fields Reviewed Results **2025** 25

The financial statements are presented on a condensed consolidated basis.

Statement of cash flows

		United States Dollar	
		Year ended	
Figures in millions unless otherwise stated	**Notes**	**Dec 2025 (Reviewed)**	Dec 2024 (Audited)
Cash flows from operating activities[1]		**3,772.2**	1,607.0
Cash generated by operations	13	**5,478.8**	2,747.3
Interest received		**41.2**	17.4
Change in working capital		**187.4**	13.9
Cash generated by operating activities		**5,707.4**	2,778.6
Silicosis payment		**(1.2)**	(0.4)
Interest paid		**(159.9)**	(130.4)
Royalties and taxation paid		**(1,012.2)**	(661.6)
Net cash from operations		**4,534.1**	1,986.2
Dividends paid		**(761.9)**	(379.2)
Owners of the parent		**(707.1)**	(350.9)
Non-controlling interest holders		**(54.1)**	(27.6)
South Deep BEE dividend		**(0.7)**	(0.7)
Cash flows from investing activities		**(2,765.8)**	(2,590.6)
Additions to property, plant and equipment		**(1,398.5)**	(1,183.4)
Capital expenditure – working capital		**(23.8)**	(5.2)
Proceeds on disposal of property, plant and equipment		**2.2**	2.7
Purchase of investments		**(93.4)**	(57.6)
Windfall Project capital contributions		**—**	(65.3)
Purchase of Gold Road[2]	12	**(2,124.2)**	—
Purchase of Osisko[3]		**—**	(1,452.5)
Proceeds on disposal of investments[4]		**882.0**	56.6
Proceeds on disposal of Rusoro		**—**	62.3
Proceeds on disposal of Asanko Gold		**—**	65.0
Contributions to environmental trust funds		**(10.1)**	(13.2)
Cash flows from financing activities		**(173.3)**	1,212.6
Loans raised		**4,085.8**	2,291.1
Loans repaid		**(4,119.6)**	(986.3)
Purchase of treasury shares		**(36.3)**	—
Payment of lease liabilities		**(103.2)**	(92.2)
Net cash generated		**833.1**	229.0
Translation adjustment		**85.9**	(17.5)
Cash and cash equivalent at beginning of the year		**860.2**	648.7
Cash and cash equivalent at end of the year		**1,779.2**	860.2
Non-IFRS measures and other disclosures			
Adjusted free cash flow		**2,969.8**	605.1

[1] *The Group has presented cash flows from operating activities to present certain line items separately. The comparatives have been represented accordingly to facilitate comparability of cash flow disclosure.*

[2] *The purchase of Gold Road comprises US$2,169.1 million (A$3,348.8 million) fixed and variable cash considerations paid on 10 October 2025, US$315.3 million (A$477.5 million) special dividend paid on 3 October 2025, partially offset by US$360.2 million (A$550.3 million) Gold Road take-on cash and cash equivalents at 26 September 2025. Refer note 12 for further details.*

[3] *The purchase of Osisko comprises US$1,483.2 million cash consideration paid, partially offset by US$30.7 million Osisko take-on cash and cash equivalents.*

[4] *The proceeds on disposal of investments for 2025 includes US$707.4 million relating to the disposal of the Northern Star shares acquired as part of the acquisition of Gold Road. Refer note 13 for further details.*

26 Gold Fields Reviewed Results 2025

Notes to the condensed consolidated financial statements

		United States Dollar	
		Year ended	
Figures in millions unless otherwise stated		**Dec 2025 (Reviewed)**	Dec 2024 (Audited)
1.	**Revenue**		
	Revenue from contracts with customers	**8,751.3**	5,201.6
	– Gold[1]	**8,406.5**	5,008.9
	– Copper[2]	**228.1**	192.7
	– Silver[3]	**116.7**	—
	Disclosure of disaggregated revenue from contracts with customers		
	The Group generates revenue primarily from the sale of gold and silver bullion and copper concentrate to refineries and banks. All revenue from contracts with customers is recognised at a point in time.		
	The disaggregation of revenue from contracts with customers by primary geographical market and product is described in the segmental operating and financial results (pages 38 and 39)		
2.	**Cost of sales**		
	Salaries and wages	**(503.6)**	(405.4)
	Consumable stores	**(445.9)**	(392.2)
	Utilities	**(186.7)**	(168.4)
	Mine and other contractors	**(996.7)**	(851.5)
	Other	**(566.2)**	(384.8)
	Cost of sales before gold inventory change and amortisation and depreciation	**(2,699.1)**	(2,202.3)
	Gold inventory change	**(61.3)**	(14.0)
	Cost of sales before amortisation and depreciation	**(2,760.4)**	(2,216.3)
	Amortisation and depreciation[4]	**(920.4)**	(627.4)
	Total cost of sales	**(3,680.8)**	(2,843.7)
3.	**Investment income**		
	Dividends received	**—**	0.1
	Unwinding of discount rate/net change in fair value of Asanko deferred and contingent considerations	**7.2**	6.8
	Interest received – environmental trust funds	**4.9**	4.4
	Interest received – cash balances	**41.2**	17.4
	Total investment income	**53.3**	28.7
4.	**Finance expense**		
	Interest expense – borrowings	**(134.2)**	(105.8)
	Interest expense – lease liability	**(25.9)**	(24.8)
	Interest expense – environmental rehabilitation	**(29.1)**	(24.8)
	Unwinding of discount rate on silicosis settlement costs	**(0.6)**	(0.6)
	Borrowing costs capitalised[5]	**69.1**	105.6
	Total finance expense	**(120.7)**	(50.4)
5.	**Share of results of equity-accounted investees, after taxation**		
	Far Southeast Gold Resources Incorporated (FSE)[6]	**—**	(1.5)
	Windfall Project[7]	**—**	(47.5)
	Lunnon Metals Limited	**(2.3)**	(4.7)
	Other	**—**	0.1
	Share of results of equity-accounted investees, after taxation	**(2.3)**	(53.6)

[1] *All regions.*

[2] *Only Peru region (Cerro Corona).*

[3] *Mainly Salares Norte.*

[4] *The increase in amortisation and depreciation is mainly as a result of the Gold Road acquisition (refer note 12 for further details) and commencement of amortisation of Salares Norte capital expenditure from 1 September 2025, the date on which commercial levels of production were reached.*

[5] *General borrowing costs of US$69.1m (2024: US$105.6m) arising on Group general borrowings were capitalised during the year until 31 August 2025 and related to the Salares Norte project, which reached commercial levels of production at that date.*
An average interest capitalisation rate of 4.3% (2024:7.0%) was applied.

[6] *The investment in FSE was disposed of during 2024.*

[7] *Gold Fields share of the Windfall Project's equity-accounted income related mainly to exploration expenditure. On 25 October 2024, Gold Fields entered into an agreement with Osisko to acquire 100% of its issued share capital. The only significant asset in Osisko was the additional 50% interest in the Windfall Project. The Windfall Project was derecognised as a joint venture and recognised as an asset acquisition together with the additional 50% interest held in Osisko.*

Gold Fields Reviewed Results 2025 27

Notes to the condensed consolidated financial statements continued

		United States Dollar	
		Year ended	
Figures in millions unless otherwise stated		Dec 2025 (Reviewed)	Dec 2024 (Audited)
6.	**Exploration expense**		
	Australia	**(67.5)**	(44.1)
	Ghana	**—**	(3.0)
	Chile	**(20.1)**	(16.1)
	Peru	**(10.5)**	(7.0)
	Canada[1]	**(187.1)**	(27.9)
	Other	**(12.6)**	(0.3)
	Total exploration expense	**(297.8)**	(98.4)
7.	**Royalties**		
	Australia	**(91.9)**	(59.5)
	South Africa	**(25.3)**	(3.2)
	Ghana	**(98.8)**	(77.9)
	Peru	**(15.9)**	(7.1)
	Total royalties	**(231.9)**	(147.7)
	Royalty rates		
	South Africa (effective rate)[2]	**2.4%**	0.5%
	Australia[3]	**2.5%**	2.5%
	Ghana[4]	**5.0%**	4.1% - 5.0%
	Peru[5]	**4.8 %**	4.0%

[1] *Relates to the Windfall Project.*

[2] *The Mineral and Petroleum Resource Royalty Act 2008 (Royalty Act) was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the year ended 31 December was 2.4% of mining revenue (2024: 0.5%) equalling the minimum charge per the formula.*

[3] *The Australian operations are subject to a 2.5% (2024: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.*

[4] *Minerals are owned by the Republic of Ghana and held in trust by the President. During 2016, Gold Fields signed a Development Agreement (DA) with the Government of Ghana for both the Tarkwa and Damang mines. This agreement stated that the Ghanaian operations will be subject to a sliding scale for royalty rates, linked to the prevailing gold price (effective 1 January 2017). The sliding scale is as follows:*

Average gold price			
Low value		High value	Royalty rate
US$0.00	–	US$1,299.99	**3.0%**
US$1,300.00	–	US$1,449.99	**3.5%**
US$1,450.00	–	US$2,299.99	**4.1%**
US$2,300.00	–	Unlimited	**5.0%**

[5] *The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.*

28 Gold Fields Reviewed Results 2025

Notes to the condensed consolidated financial statements continued

		United States Dollar	
		Year ended	
Figures in millions unless otherwise stated		**Dec 2025 (Reviewed)**	Dec 2024 (Audited)
8.	**Mining and income taxation**		
	The components of mining and income tax are the following:		
	South African taxation		
	– company and capital gains taxation	**(4.8)**	(4.1)
	– dividend withholding tax	**(23.6)**	(13.1)
	– prior year adjustment - current taxation	**0.3**	0.2
	– non-mining taxation	**(0.6)**	—
	– deferred taxation	**(241.3)**	(63.0)
	– prior year adjustment - deferred taxation	**—**	3.7
	Foreign taxation		
	– current taxation	**(942.1)**	(514.6)
	– dividend withholding tax	**(8.3)**	(6.3)
	– prior year adjustment - current taxation	**(1.1)**	(12.3)
	– deferred taxation	**(427.7)**	(87.6)
	Total mining and income taxation	**(1,649.2)**	(697.1)
	South Africa – current tax rates		
	Mining tax[1]	**Y=33-165/X**	Y=33-165/X
	Non-mining tax[2]	**27.0%**	27.0%
	Company tax rate	**27.0%**	27.0%
	International operations – current tax rates		
	Australia	**30.0%**	30.0%
	Ghana	**32.5%**	32.5%
	Peru	**29.5%**	29.5%
	Chile	**27.0%**	27.0%

[1] *South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. The effective mining tax rate used for deferred tax purposes for Gold Fields Operations Limited (GFO) and GFI Joint Venture Holdings (Proprietary) Limited (GFIJVH), owners of the South Deep mine, has been calculated at 29% (2024: 29%).*
In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

[2] *Non-mining income of South African mining operations consists primarily of interest income. The corporate income tax rate is 27%*
Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities. In South Africa the tax rate which has been used for deferred tax purposes for mining assets is Y = 33 – 165/X and for non-mining assets is 27%.

Gold Fields Reviewed Results **2025** 29

Notes to the condensed consolidated financial statements continued

Figures in millions unless otherwise stated		United States Dollar Year ended Dec 2025 (Reviewed)	 Dec 2024 (Audited)
9.	**Earnings per share**		
9.1	**Basic earnings per share – cents**	**399**	139
	Basic earnings per share is calculated by dividing the profit attributable to owners of the parent of US$3,567.4m (2024: US$1,245.0m) by the weighted average number of ordinary shares in issue during the year of 894,972,803 (2024: 894,881,526).		
9.2	**Diluted earnings per share – cents**	**394**	138
	Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent of US$3,538.0m (2024: US$1,234.4m) by the diluted weighted average number of ordinary shares in issue during the year of 897,339,333 (2024: 895,503,589).		
	Net profit attributable to owners of the parent has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent:		
	Profit attributable to owners of the parent	**3,567.4**	1,245.0
	South Deep minority interest at 10%	**(29.4)**	(10.6)
	Diluted profit attributable to owners of the parent	**3,538.0**	1,234.4
	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:		
	Weighted average number of ordinary shares	**894,972,803**	894,881,526
	Share options in issue	**2,366,530**	622,063
	Diluted weighted average number of ordinary shares	**897,339,333**	895,503,589
9.3	**Headline earnings per share – cents**	**288**	133
	Headline earnings per share is calculated by dividing headline earnings of US$2,575.8m (2024: US$1,188.4m) by the weighted average number of ordinary shares in issue during the year of 894,972,803 (2024: 894,881,526).		
	Net profit attributable to owners of the parent is reconciled to headline earnings as follows:		
	Long-form headline earnings reconciliation		
	Profit attributable to owners of the parent	**3,567.4**	1,245.0
	Profit on disposal of assets, net	**(0.8)**	(0.4)
	Gross	**(1.1)**	(0.6)
	Taxation effect	**0.3**	0.2
	Reversal of impairment of assets, net of impairment and other	**(990.8)**	(56.2)
	Reversal of impairment of assets, net of impairment	**(281.3)**	3.5
	Profit on disposal of asset held for sale - Rusoro	**—**	(62.3)
	Fair value adjustment of asset held for sale - Asanko Gold	**—**	(5.6)
	Profit on disposal of previously held interest in Gruyere	**(808.2)**	—
	Other	**3.2**	9.1
	Non-controlling interest effect on reversal of South Deep impairment, net of tax	**14.0**	—
	Taxation effect on reversal of impairment of assets, net of impairment	**81.5**	(0.9)
	Headline earnings	**2,575.8**	1,188.4
9.4	**Diluted headline earnings per share – cents**	**284**	132
	Diluted headline earnings per share is calculated by dividing diluted headline earnings of US$2,546.4m (2024: US$1,177.8m) by the diluted weighted average number of ordinary shares in issue during the year of 897,339,333 (2024: 895,503,589).		
	Headline earnings has been adjusted by the following to arrive at dilutive headline earnings:		
	Headline earnings	**2,575.8**	1,188.4
	South Deep minority interest at 10%	**(29.4)**	(10.6)
	Diluted headline earnings	**2,546.4**	1,177.8

30 Gold Fields Reviewed Results 2025

Notes to the condensed consolidated financial statements continued

		United States Dollar	
		Year ended	
Figures in millions unless otherwise stated		**Dec 2025 (Reviewed)**	Dec 2024 (Audited)
10.	**Reversal of impairment of assets, net of impairment**		
	Property, plant and equipment		
	South Deep cash-generating unit - reversal of impairment[1]	**285.1**	—
	Impairment of property, plant and equipment - other	**(3.8)**	(3.5)
	Reversal of impairment of assets, net of impairment[2]	**281.3**	(3.5)
11.	**Assets held for sale**		
	(a) Royalties[3]	**77.5**	—
	(b) O3 Mining Inc. ("O3 Mining")[4]	**—**	21.1
	Total assets held for sale	**77.5**	21.1

[1] *During the year ended 31 December 2018, the Group recognised an impairment of US$409.8 million (R5,507.0 million) in respect of property, plant and equipment relating to the South Deep CGU. At 31 December 2025, the Group reversed an impairment of US$285.1 million (R4,721.9 million) in respect of property, plant and equipment relating to the South Deep CGU as a result of significantly higher gold prices and the stabilisation of the ramp-up at the South Deep mine during 2025. The impairment reversal was limited to what the carrying amounts of the CGU would have been at 31 December 2025 had the assets not been impaired. The recoverable amount at 31 December 2025 was based on its fair value less cost of disposal ("FVLCOD") calculated using a combination of the market (resource value) and the income approach (level 3 of the fair value hierarchy) and amounted to US$4,163.2 million (R68,941.8 million). The recoverable amount is significantly higher than the carrying value and a reasonable possible change in the assumptions would not change the conclusion to reverse the impairment or the quantum of the reversal. The following assumptions based on the 2025 life-of-mine plan were used in the determination of the recoverable amount:*

- Gold price:
- *Year 1 – US$4,060 (R2,190,530) per ounce (2024: US$2,590 (R1,465,000) per ounce);*
- *Year 2 – US$3,960 (R2,189,480) per ounce (2024: US$2,550 (R1,420,000) per ounce);*
- *Year 3 – US$3,810 (R2,177,520) per ounce (2024: US$2,470 (R1,410,000) per ounce);*
- *Year 4 – US$3,580 (R2,070,810) per ounce (2024: US$2,400 (R1,370,000) per ounce); and*
- *Year 5 onwards – US$3,130 (R1,826,740) per ounce (2024: US$2,160 (R1,233,000) per ounce).*

- Long-term exchange rates:
- *US$/ZAR year 1 – 16.78 (2024: 17.59);*
- *US$/ZAR year 2 – 17.20 (2024: 17.32);*
- *US$/ZAR year 3 – 17.78 (2024: 17.76);*
- *US$/ZAR year 4 – 17.99 (17.76); and*
- *US$/ZAR - year 5 onwards – 18.15 (17.76).*

- Life-of mine: 83 years (2024: 85 years); and
- Discount rate of 14.3% (2024: 15.9%) (nominal).

[2] *The Group performed assessments at 31 December 2025 for the Tarkwa and Peru cash-generating units relating to impairments raised in prior years and concluded that no impairment reversals are required.*

[3] *On 12 December 2025, Gold Fields entered into agreements to sell a portfolio of royalty assets for a total cash consideration of US$115.0 million and its right to the Asanko deferred and contingent considerations for US$30.0 million and US$22.0 million, respectively.*
Certain assets within the royalty portfolio, having a combined value of US$77.5 million, were subject to a third-party right of first refusal ("ROFR"). Completion of the overall transaction was conditional upon the purchaser acquiring these royalties.
At 31 December 2025, the US$77.5 million royalties were presented as assets held for sale as the sale was considered highly probable in the sense that they will be purchased either by the purchaser or the third party. A fair value gain of US$77.5 million was recognised in profit or loss.
At that date, the outcome of the ROFR was unknown and no evidence existed that the sale of the remaining royalty portfolio amounting to US$37.5 million or the deferred and contingent considerations were highly probable and therefore they were not recognised as held for sale. Refer note 17.

[4] *At 31 December 2024, the investment in O3 Mining was presented as an asset held for sale as Gold Fields entered into the lock-up agreement with Agnico Eagle before 31 December 2024. On 24 January 2025, Agnico Eagle acquired 110,424,431 common shares of O3 Mining, which included the Gold Fields owned shares, representing approximately 94.1% of the outstanding common shares.*

Gold Fields Reviewed Results 2025 31

Notes to the condensed consolidated financial statements continued

12. Acquisition of Gold Road

Background

On 13 December 2016, Gold Fields purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint operation with Gold Road Resources Limited ("Gold Road") for the development and operation of the Gruyere Gold Project in Western Australia, which comprises the Gruyere gold deposit as well as additional resources including Central Bore and Attila/Alaric.

On 5 May 2025, Gold Fields entered into an agreement to acquire 100% of the issued and outstanding share capital of Gold Road. This represents a direct acquisition of Gold Road, as well as an indirect acquisition of the remaining 50% interest in the Gruyere Gold Project (the "second Transaction"). The acquisition date was 26 September 2025, the date on which all conditions precedent were met and control of Gold Road was obtained.

Recognition and measurement

Gold Fields and Gold Road previously had joint control over the Gruyere Gold Project. Accordingly, the Group classified its interest in the project as a joint operation.

When a joint operation is acquired through stages that results in control of an entity that is a business, the transaction is treated as a business combination achieved in stages. On 26 September 2025, the previously held 50% interest in the Gruyere Gold Project was remeasured to its fair value and the resulting gain was recognised in profit or loss. The fair value of the previously held 50% interest was included as part of the total cost of the operation and recognised as a business combination together with the additional 50% interest held by Gold Road, in terms of the second Transaction.

Consideration

The following summarises the consideration for the business combination at 26 September 2025:

Figures in millions unless otherwise stated	United States Dollar	Australian Dollar
(a) Fixed cash consideration	**1,490.3**	2,276.5
(b) Variable cash consideration	**702.0**	1,072.3
(c) Fair value of previously held interest in joint operation	**1,197.9**	1,829.8
(d) Add: Special dividend	**312.6**	477.5
Total purchase consideration	**3,702.8**	5,656.1

(a) Fixed cash consideration

The US$1,490.3 million (A$2,276.5 million) cash represents the fixed cash consideration of US$1,802.9 million (A$2,754.0 million) paid for 1,092,838,545 Gold Road shares at a purchase price of A$2.52 per share, less the US$312.6 million (A$477.5 million) special dividend of A$0.43694 per Gold Road share. The special dividend was declared by the Gold Road Board on 16 September 2025 and was payable to Gold Road shareholders. The final fixed consideration portion amounted to A$2.08306 per Gold Road share.

(b) Variable cash consideration

The US$702.0 million (A$1,072.3 million) cash represents the variable cash consideration paid for 1,092,838,545 shares at the purchase price of A$0.98117 per Gold Road share in an all-cash transaction. This reflects the shareholders proportionate value of Gold Road's shareholdings in Northern Star Resources Ltd ("Northern Star"). The purchase price of A$0.98117 was determined by the weighted average price of Northern Star shares during the five trading days up to and including 25 September 2025.

(c) Previously held interest in joint operation

The US$1,197.9 million (A$1,829.8 million) represents the fair value of the previously held 50% interest in joint operation derecognised at 26 September 2025 and recognised as a business combination together with the additional 50% interest held by Gold Road. The fair value of the previously held 50% interest was based on its fair value less cost of disposal "FVLCOD") calculated using a combination of the market (resource value) and the income approach. Refer the next page for assumptions used in the valuation.

The table below summarises the gain on remeasurement at acquisition date:

Figures in millions unless otherwise stated	United States Dollar	Australian Dollar
Fair value of 50% previously held interest in joint operation	**1,197.9**	1,829.8
Less: Carrying value of 50% previously held interest in joint operation	**(389.7)**	(595.3)
Gain on remeasurement of 50% previously held interest in joint operation	**808.2**	1,234.5

(d) Special dividend

The US$312.6 million (A$477.5 million) cash represents a special dividend of A$0.43694 per Gold Road share payable to Gold Road shareholders as part of the contractual requirements of the second Transaction. The special dividend was funded by Gold Road's existing cash balances.

32 Gold Fields Reviewed Results 2025

Notes to the condensed consolidated financial statements continued

12. Acquisition of Gold Road continued

Transaction costs

Transaction costs of US$51.4 million (A$79.8 million) relating to the second Transaction were recognised in profit or loss for the year ended 31 December 2025.

Assets acquired and liabilities assumed

The fair values of assets acquired and liabilities assumed at 26 September 2025 are as follows:

Figures in millions unless otherwise stated	United States Dollar	Australian Dollar
ASSETS		
Non-current assets	**3,987.8**	**6,091.5**
Investments	742.1	1,133.6
Property, plant and equipment	643.5	983.0
Right-of-use assets	135.8	207.4
Inventories	25.1	38.4
Mining rights[1]	2,441.3	3,729.1
Current assets	**557.7**	**851.9**
Cash and cash equivalents	386.5	590.4
Trade and other receivables	27.2	41.5
Inventories	144.0	220.0
Total assets	**4,545.5**	**6,943.4**
Non-current liabilities	**534.1**	**815.9**
Lease liabilities	113.0	172.6
Environmental rehabilitation provision	47.5	72.6
Deferred taxation	371.8	568.0
Long-term employee benefits	1.8	2.7
Current liabilities	**308.6**	**471.4**
Borrowings	197.1	301.1
Trade and other payables	73.8	112.7
Current portion of environmental rehabilitation provision	0.8	1.2
Current portion of lease liabilities	22.8	34.8
Royalties and taxation payable	14.1	21.6
Total liabilities	**842.7**	**1,287.3**
Net assets	**3,702.8**	**5,656.1**

[1] *The following key assumptions were used in the valuation of mining rights and the previously held 50% interest:*
- *Gold price: Long-term gold price of US$2,646 (A$3,675) per ounce;*
- *Discount rate: Real weighted average cost of capital ("WACC") of 6.8%;*
- *Exchange rate: Long-term A$/US$ exchange rate of 0,72; and*
- *Resource multiple: U$106.7 per resource ounce.*

Revenue and profit after taxation of the acquiree (Gold Road) from 26 September 2025 to 31 December 2025 amounted to US$151.3 million and US$49.0 million, respectively.

Revenue and profit after taxation (as if the acquisition was completed at the beginning of the year) of the combined entity (Gold Fields Group, Gold Road and Gold Road acquisition PPA adjustments) for the year ended 31 December 2025 amounted to US$9,111.0 million and US$3,747.6 million, respectively.

At 31 December 2025, total assets (excluding deferred taxation) for the Gruyere segment amounted to US$3,514.9 million (2024: US$541.1 million) and total liabilities (excluding deferred taxation) amounted to US$265.7 million (2024: US$233.7 million). The Australian operations are entitled to transfer and offset profits and losses from one company to another, therefore it is not meaningful to disclosure the deferred taxation for Gruyere separately.

Gold Fields Reviewed Results 2025 33

Notes to the condensed consolidated financial statements continued

		United States Dollar	
		Year ended	
Figures in millions unless otherwise stated		**Dec 2025 (Reviewed)**	Dec 2024 (Audited)
13.	**Cash generated by operations**		
	Profit for the year	**3,645.4**	1,290.5
	Adjusted for non-cash items		
	– Mining and income taxation	**1,649.2**	697.1
	– Royalties	**231.9**	147.7
	– Amortisation and depreciation	**920.4**	627.4
	– Interest expense – environmental rehabilitation	**29.1**	24.8
	– Non-cash rehabilitation expense/(income)	**43.6**	(1.2)
	– Interest received - environmental trust funds	**(4.9)**	(4.4)
	– Reversal of impairment of assets, net of impairment	**(281.3)**	3.5
	– Profit on disposal of assets	**(1.1)**	(0.6)
	– Profit on disposal of assets held for sale - Rusoro	**—**	(62.3)
	– Profit on disposal of assets held for sale - Asanko Gold	**—**	(5.6)
	– Unwinding of discount rate/net change in fair value of Asanko deferred and contingent considerations	**(7.2)**	(6.8)
	– Fair value gain - Royalties	**(77.5)**	—
	– Fair value gain - Northern Star shares[1]	**(53.6)**	—
	– Fair value loss on forward sale - Northern Star shares[1]	**73.0**	—
	– Gain on remeasurement of 50% previously held interest in Gruyere	**(808.2)**	—
	– Ghana expected credit loss[2]	**66.0**	—
	– Silicosis provision adjustment	**0.7**	(0.3)
	– Share-based payments	**25.4**	4.4
	– Long-term incentive plan expense	**43.2**	14.5
	– Borrowing costs capitalised	**(69.1)**	(105.6)
	– Share of results of equity-accounted investees, net of taxation	**2.3**	52.1
	– Net realisable value adjustment to Cerro Corona stockpiles	**—**	3.0
	– Other non-cash items	**(12.3)**	3.5
	Adjusted for cash items:		
	– Interest expense	**160.1**	130.6
	– Interest received	**(41.2)**	(17.4)
	– Payment of long-term incentive plan	**(33.2)**	(38.2)
	– Environmental rehabilitation payments	**(21.9)**	(9.4)
	Cash generated by operations	**5,478.8**	2,747.3

[1] *On 26 September 2025, Gold Fields entered into a forward share transaction ("forward sale") pursuant to which it agreed to sell the Northern Star shares. The investment in Northern Star was presented as an asset held for sale until 14 October 2025, the settlement date of the forward sale. A fair value gain of US$53.6 million (A$83.2 million) was recognised in profit or loss.*
On 14 October 2025, Gold Fields sold the 49,258,234 Northern Star shares by way of the forward sale at a price of A$22.05 per Northern Star share for a total consideration of US$707.4 million (A$1,086.1 million). A fair value loss of US$73.0 million (A$113.3 million) was recognised in profit or loss.

[2] *An expected credit loss of US$66.0 million was raised against a contractor loan of US$46.0 million and a receivable of US$22.0 million advanced to a contractor at Tarkwa during 2025. Gold Fields has communicated to the contractor that these amounts remain payable and has reserved all rights in this regard.*

34 Gold Fields Reviewed Results 2025

Notes to the condensed consolidated financial statements continued

Figures in millions unless otherwise stated	31 Dec 2026	31 Dec 2028	31 Dec 2029	31 Dec 2030	31 Dec 2032	Total
14. Debt maturity ladder						
Uncommitted loan facilities						
Rand debt	662.0	—	—	—	—	**662.0**
Rand debt translated to US Dollar	40.0	—	—	—	—	**40.0**
Total (US$m)	**40.0**	**—**	**—**	**—**	**—**	**40.0**
Committed loan facilities						
US Dollar debt	100.0	83.3	548.3	1,066.7	743.2	**2,541.5**
Rand debt	—	2,500.0	—	—	—	**2,500.0**
A$ Dollar debt	267.8	500.0	—	1,250.0	—	**2,017.8**
Rand debt translated to US Dollar	—	151.0		—	—	**151.0**
A$ Dollar debt translated to US Dollar	178.7	333.6	—	834.1	—	**1,346.4**
Total (US$m)	**278.7**	**83.3**	**548.3**	**1,900.8**	**743.2**	**4,038.9**
Total (US$m) Uncommitted and committed loan facilities	**318.7**	**567.9**	**548.3**	**1,900.8**	**743.2**	**4,078.9**
Utilisation – Uncommitted loan facilities						
Rand debt	—	—	—	—	—	**—**
Rand debt translated to US Dollar	—	—	—	—	—	**—**
Total (US$m)	**—**	**—**	**—**	**—**	**—**	**—**
Utilisation – Committed loan facilities (including US Dollar bond)						
US Dollar debt	—	33.6	518.5	—	743.2	**1,295.3**
Rand debt	—	—	—	—	—	**—**
A$ Dollar debt	267.8	—	—	1,250.0	—	**1,517.8**
C$ Dollar debt*	—	—	—	590.2	—	**590.2**
Rand debt translated to US Dollar	—	—	—	—	—	**—**
A$ Dollar debt translated to US Dollar	178.7	—	—	834.1	—	**1,012.8**
C$ Dollar debt translated to US Dollar	—	—	—	430.1	—	**430.1**
Total (US$m)	**178.7**	**33.6**	**518.5**	**1,264.2**	**743.2**	**2,738.2**
Total (US$m) – Utilisation – Uncommitted and committed loan facilities	**178.7**	**33.6**	**518.5**	**1,264.2**	**743.2**	**2,738.2**

* *The US$1,200m RCF facility is a multi-currency (US$ and C$) facility.*

Gold Fields Reviewed Results **2025** 35

Notes to the condensed consolidated financial statements continued

15. Fair value hierarchy

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the years ended 31 December 2025 and 31 December 2024.

The following table sets out the Group's financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

	United States Dollar							
	31 December 2025				31 December 2024			
Figures in millions unless otherwise stated	**Total**	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
Financial assets measured at fair value								
Trade receivables from provisional copper sales	**31.0**	**—**	**31.0**	**—**	16.5	—	16.5	—
Investments - listed	**142.4**	**142.4**	**—**	**—**	114.5	114.5	—	—
Asanko contingent consideration	**22.0**	**—**	**—**	**22.0**	18.4	—	—	18.4
Royalties - asset held for sale	**77.5**	**—**	**—**	**77.5**	—	—	—	—
Financial assets not measured at fair value								
Environmental trust funds	**140.9**	**—**	**140.9**	**—**	125.2	—	125.2	—
Other investments - mainly bonds	**47.2**	**47.2**	**—**	**—**	46.5	46.5	—	—
Asanko deferred consideration	**28.1**	**—**	**28.1**	**—**	49.5	—	49.5	—
Financial liabilities not measured at fair value								
Borrowings	**2,806.3**	**1,309.6**	**—**	**1,496.7**	2,502.1	504.4	—	1,997.7

Trade receivables from provisional copper sales

Valued using quoted market prices based on the forward London Metal Exchange and, as such, classified within level 2 of the fair value hierarchy.

Investments – listed

Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.

Royalties - asset held for sale

The royalties are measured at fair value. The fair value is based on the expected cash flows of the consideration receivable in terms of the contract. Refer note 11 for further details.

Asanko contingent and deferred considerations

The contingent consideration is measured at fair value and the deferred consideration is measured at amortised cost. The values of the considerations are based on the expected cash flows of the consideration receivable. The key inputs used in the valuations are the contractually agreed periods and the discount rates.

Environmental trust funds

The trust funds consist of term deposits in South Africa as well as secured cash deposits in Ghana. The environmental trust funds are measured at amortised cost which approximates fair value based on the nature of the fund's underlying investments.

Other investments – mainly bonds

Comprise mainly listed bonds that are measured at amortised cost which approximates fair value. The fair value is determined using quoted market prices in active markets.

Borrowings

The 10-year notes and 7-year notes (2024: 5-year notes and 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within level 3 of the fair value hierarchy.

36 Gold Fields Reviewed Results 2025

Notes to the condensed consolidated financial statements continued

16. Capital commitments

Figures in millions unless otherwise stated	United States Dollar **Dec 2025 (Reviewed)**	 Dec 2024 (Audited)
Commitments		
Capital expenditure		
Contracted for[1]	**221.3**	360.9

[1] *Contracted for capital expenditure includes US$86.0 million (2024: US$117.1 million) for Salares Norte and US$nil (2024: US$139.3 million) for the St Ives renewable project.*

17. Events after the reporting date

Final dividend

On 19 February 2026, Gold Fields declared a final dividend of 1850 SA cents per share.

Special dividend and share buy-back

In addition to the base dividend, on 19 February 2026, Gold Fields declared an additional return of US$353 million. This will comprise US$253 million in special dividends (450 SA cents per share) and US$100 million in share buy-backs.

Sale of royalty portfolio and Asanko deferred and contingent considerations

On 12 December 2025, Gold Fields entered into agreements to sell a portfolio of royalty assets for a total cash consideration of US$115.0 million and its right to the Asanko deferred and contingent considerations for US$30.0 million and US$22.0 million, respectively.

Certain assets within the royalty portfolio, having a combined value of US$77.5 million, were subject to a third-party right of first refusal ("ROFR"). Completion of the overall transaction was conditional upon the purchaser acquiring these royalties.

At 31 December 2025, the US$77.5 million royalties were presented as assets held for sale as the sale was considered highly probable in the sense that they will be purchased either by the purchaser or the third party.

At that date, the outcome of the ROFR was unknown and no evidence existed that the sale of the remaining royalty portfolio amounting to US$37.5 million or the deferred and contingent considerations were highly probable and therefore they were not recognised as held for sale.

The third party was given until 13 January 2026 to exercise its ROFR, which they declined. As a result, the sale of the remaining royalty portfolio and the Asanko deferred and contingent considerations become unconditional. On this date, a fair value gain of US$37.5 million was recognised through profit or loss.

Gold Fields Reviewed Results 2025 37

Segmental operating and financial results

		United States Dollar						South African Rand
			Peru	Chile	Ghana		South Africa	
Figures in millions unless otherwise stated		Total Mine Operations	Cerro Corona	Salares Norte Project	Tarkwa	Damang	South Deep	South Deep[1]
Financial results (US$ millions)								
Revenue	**Year 2025**	**8,751.3**	**596.7**	**1,421.4**	**1,642.6**	**333.1**	**1,065.9**	**19,057.5**
	Year 2024	5,201.0	410.8	93.6	1,301.9	323.5	646.4	11,850.6
Cost of sales before amortisation and depreciation	**Year 2025**	**(2,760.8)**	**(193.5)**	**(195.6)**	**(607.3)**	**(211.0)**	**(398.4)**	**(7,122.8)**
	Year 2024	(2,216.4)	(191.3)	17.7	(506.6)	(238.1)	(358.1)	(6,564.7)
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2025**	**(2,699.5)**	**(241.3)**	**(258.5)**	**(490.5)**	**(187.4)**	**(402.4)**	**(7,195.4)**
	Year 2024	(2,202.4)	(226.7)	(43.1)	(519.7)	(132.8)	(356.4)	(6,532.8)
– Salaries and wages	**Year 2025**	**(503.6)**	**(58.1)**	**(37.2)**	**(62.5)**	**(19.8)**	**(132.2)**	**2,363.1**
	Year 2024	(405.4)	(47.1)	(4.1)	(54.6)	(19.9)	(112.3)	(2,058.4)
– Consumable stores	**Year 2025**	**(445.9)**	**(29.4)**	**(33.6)**	**(101.4)**	**(37.3)**	**(116.5)**	**2,083.2**
	Year 2024	(392.2)	(30.8)	(9.2)	(93.7)	(41.0)	(112.9)	(2,070.1)
– Utilities	**Year 2025**	**(186.7)**	**(14.4)**	**(2.3)**	**(25.2)**	**(15.4)**	**(52.1)**	**931.0**
	Year 2024	(168.4)	(13.9)	–	(23.8)	(20.9)	(41.5)	(760.3)
– Mine and other contractors	**Year 2025**	**(996.7)**	**(107.7)**	**(88.9)**	**(254.0)**	**(98.4)**	**(55.0)**	**984.2**
	Year 2024	(851.5)	(107.9)	(20.4)	(308.8)	(32.6)	(49.3)	(903.6)
– Other	**Year 2025**	**(566.8)**	**(31.6)**	**(96.5)**	**(47.5)**	**(16.5)**	**(46.6)**	**833.9**
	Year 2024	(384.7)	(27.0)	(9.3)	(38.7)	(18.4)	(40.4)	(740.4)
– Gold inventory change	**Year 2025**	**(61.3)**	**47.7**	**62.8**	**(116.7)**	**(23.5)**	**4.1**	**72.6**
	Year 2024	(14.0)	35.5	60.9	13.1	(105.3)	(1.7)	(31.9)
Amortisation of mining assets	**Year 2025**	**(876.6)**	**(59.6)**	**(158.5)**	**(137.2)**	**(26.7)**	**(78.4)**	**(1,401.2)**
	Year 2024	(612.2)	(59.4)	(44.6)	(134.8)	(31.8)	(61.6)	(1,129.7)
Other expenses	**Year 2025**	**(215.7)**	**(31.8)**	**(50.1)**	**(31.1)**	**(3.5)**	**(5.9)**	**(104.6)**
	Year 2024	(152.9)	(33.0)	(22.6)	(27.0)	(4.9)	(2.8)	(51.4)
Profit/(loss) before royalties and taxation	**Year 2025**	**4,898.2**	**311.8**	**1,017.1**	**867.0**	**91.9**	**583.3**	**10,428.8**
	Year 2024	2,219.6	127.1	44.0	633.6	48.6	223.9	4,104.7
Royalties, mining and income taxation	**Year 2025**	**(1,768.3)**	**(150.5)**	**(344.3)**	**(336.2)**	**(38.1)**	**(235.5)**	**(4,149.7)**
	Year 2024	(786.6)	(42.0)	(20.4)	(261.1)	(24.8)	(60.8)	(1,115.0)
– Normal taxation	**Year 2025**	**(948.6)**	**(94.8)**	**(63.2)**	**(217.3)**	**(24.7)**	**(0.5)**	**(8.7)**
	Year 2024	(525.7)	(53.0)	–	(170.1)	(16.2)	(0.2)	(3.7)
– Royalties	**Year 2025**	**(231.9)**	**(15.9)**	**–**	**(82.1)**	**(16.7)**	**(25.2)**	**(451.2)**
	Year 2024	(147.7)	(7.1)	–	(62.5)	(15.5)	(3.2)	(59.3)
– Deferred taxation	**Year 2025**	**(587.8)**	**(39.8)**	**(281.1)**	**(36.8)**	**3.3**	**(209.8)**	**(3,689.9)**
	Year 2024	(113.3)	18.0	(20.4)	(28.6)	6.9	(57.4)	(1,052.1)
Profit/(loss) before non-recurring items	**Year 2025**	**3,129.9**	**161.3**	**672.8**	**530.8**	**53.7**	**347.7**	**6,279.1**
	Year 2024	1,433.0	85.1	23.7	372.5	23.8	163.1	2,989.7
Non-recurring items	**Year 2025**	**912.2**	**77.3**	**8.3**	**(75.2)**	**(26.8)**	**159.1**	**2,636.0**
	Year 2024	(32.1)	(3.5)	3.1	(3.4)	(0.4)	0.5	9.8
Net profit/(loss)	**Year 2025**	**4,042.1**	**238.6**	**681.1**	**455.6**	**26.9**	**506.8**	**8,915.1**
	Year 2024	1,400.9	81.6	26.8	369.0	23.4	163.6	2,999.5
Capital expenditure	**Year 2025**	**(1,358.6)**	**(45.6)**	**(293.2)**	**(248.7)**	**3.7**	**(128.2)**	**(2,292.1)**
	Year 2024	(1,181.0)	(33.7)	(388.7)	(206.5)	(4.7)	(111.6)	(2,045.8)

The average US Dollar/Rand exchange rates were US$1 = R17.88 for 2025 and US$1 = R18.33 for 2024.
The average Australian/US Dollar exchange rates were A$1 = US$0.64 for 2025 and A$1 = US$0.66 for 2024.
[1] For South Africa, all financial numbers are in Rand and Rand per kilogram
Figures may not add as they are rounded independently.

38 **Gold Fields Reviewed Results 2025**

Segmental operating and financial results continued

Figures in millions unless otherwise stated		United States Dollar					Australian Dollar				
		Australia					Australia[2]				
		Total	Agnew	St Ives	Granny Smith	Gruyere[3]	Total	Agnew	St Ives	Granny Smith	Gruyere[3]
Financial results (US$ millions)											
Revenue	**Year 2025**	**3,691.7**	**836.5**	**1,278.4**	**914.2**	**662.6**	**5,729.8**	**1,298.4**	**1,984.0**	**1,418.9**	**1,028.5**
	Year 2024	2,424.8	562.1	825.0	688.8	348.9	3,677.3	852.5	1,251.1	1,044.6	529.2
Cost of sales before amortisation and depreciation	**Year 2025**	**(1,155.1)**	**(254.2)**	**(426.4)**	**(238.6)**	**(235.8)**	**(1,792.2)**	**(394.4)**	**(661.7)**	**(370.2)**	**(365.9)**
	Year 2024	(940.1)	(219.7)	(375.0)	(232.0)	(113.4)	(1,425.3)	(333.1)	(568.6)	(351.7)	(171.9)
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2025**	**(1,119.4)**	**(253.4)**	**(440.7)**	**(243.9)**	**(181.3)**	**(1,736.8)**	**(393.2)**	**(683.9)**	**(378.4)**	**(281.3)**
	Year 2024	(923.6)	(222.9)	(358.3)	(235.0)	(107.4)	(1,400.4)	(338.0)	(543.3)	(356.3)	(162.8)
– Salaries and wages	**Year 2025**	**(193.9)**	**(44.4)**	**(57.2)**	**(73.9)**	**(18.4)**	**300.8**	**68.8**	**88.8**	**114.7**	**28.5**
	Year 2024	(167.4)	(43.8)	(40.4)	(71.7)	(11.5)	(253.8)	(66.4)	(61.2)	(108.7)	(17.4)
– Consumable stores	**Year 2025**	**(127.7)**	**(23.1)**	**(44.8)**	**(32.9)**	**(26.9)**	**198.2**	**35.9**	**69.6**	**51.0**	**41.7**
	Year 2024	(104.5)	(21.4)	(32.8)	(32.4)	(17.9)	(158.5)	(32.5)	(49.7)	(49.2)	(27.1)
– Utilities	**Year 2025**	**(77.1)**	**(8.4)**	**(29.1)**	**(18.8)**	**(20.8)**	**119.8**	**13.0**	**45.2**	**29.2**	**32.4**
	Year 2024	(68.4)	(6.4)	(29.1)	(19.8)	(13.1)	(103.6)	(9.6)	(44.1)	(30.0)	(19.8)
– Mine and other contractors	**Year 2025**	**(392.6)**	**(102.8)**	**(208.1)**	**(36.4)**	**(45.3)**	**609.2**	**159.5**	**323.0**	**56.4**	**70.3**
	Year 2024	(332.6)	(96.5)	(171.9)	(40.2)	(24.0)	(504.2)	(146.2)	(260.6)	(61.0)	(36.3)
– Other	**Year 2025**	**(328.0)**	**(74.8)**	**(101.4)**	**(81.9)**	**(69.9)**	**508.9**	**116.0**	**157.4**	**127.1**	**108.4**
	Year 2024	(250.8)	(54.9)	(84.2)	(70.8)	(40.9)	(380.3)	(83.2)	(127.6)	(107.3)	(62.0)
– Gold inventory change	**Year 2025**	**(35.7)**	**(0.8)**	**14.3**	**5.3**	**(54.5)**	**(55.4)**	**(1.2)**	**22.2**	**8.2**	**(84.6)**
	Year 2024	(16.4)	3.2	(16.7)	3.0	(6.0)	(24.9)	4.9	(25.3)	4.6	(9.1)
Amortisation of mining assets	**Year 2025**	**(416.2)**					**(645.8)**				
	Year 2024	(279.8)					(424.3)				
Other expenses	**Year 2025**	**(93.3)**					**(144.7)**				
	Year 2024	(62.5)					(94.8)				
Profit/(loss) before royalties and taxation	**Year 2025**	**2,027.1**					**3,147.1**				
	Year 2024	1,142.3					1,732.9				
Royalties, mining and income taxation	**Year 2025**	**(663.6)**					**(1,029.7)**				
	Year 2024	(377.5)					(572.3)				
– Normal taxation	**Year 2025**	**(548.0)**					**(850.3)**				
	Year 2024	(286.2)					(434.0)				
– Royalties	**Year 2025**	**(92.0)**					**(142.7)**				
	Year 2024	(59.4)					(90.1)				
– Deferred taxation	**Year 2025**	**(23.6)**					**(36.7)**				
	Year 2024	(31.8)					(48.2)				
Profit/(loss) before non-recurring items	**Year 2025**	**1,363.5**					**2,117.4**				
	Year 2024	764.9					1,160.7				
Non-recurring items	**Year 2025**	**769.5**					**1,174.6**				
	Year 2024	(28.4)					(43.1)				
Net profit/(loss)	**Year 2025**	**2,133.0**					**3,292.0**				
	Year 2024	736.4					1,117.6				
Capital expenditure	**Year 2025**	**(646.7)**	**(85.8)**	**(281.4)**	**(122.1)**	**(157.4)**	**(1,003.4)**	**(133.1)**	**(436.7)**	**(189.5)**	**(244.2)**
	Year 2024	(435.8)	(72.4)	(198.0)	(80.4)	(85.1)	(660.7)	(109.7)	(300.1)	(121.9)	(129.0)

The average Australian/US Dollar exchange rates were A$1 = US$0.64 for 2025 and A$1 = US$0.66 for 2024.

[2] For Australia, all financial numbers are in Australian Dollar

[3] Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward. Refer to note 12 for further details.

Figures may not add as they are rounded independently

Gold Fields Reviewed Results 2025 39

Segmental operating and financial results (Unreviewed)

Figures in millions unless otherwise stated		United States Dollar						South African Rand
			Peru	Chile	Ghana		South Africa	
		Total Mine Operations	Cerro Corona	Salares Norte Project	Tarkwa	Damang	South Deep	South Deep[1]
Operating results								
Ore milled/treated (000 tonnes)	**Year 2025**	**43,592**	**6,330**	**1,284**	**15,007**	**4,762**	**3,001**	**3,001**
	Year 2024	40,648	6,310	156	14,926	4,959	3,001	3,001
Yield (grams per tonne)	**Year 2025**	**1.8**	**0.8**	**9.6**	**1.0**	**0.6**	**3.2**	**3.2**
	Year 2024	1.6	0.9	9.1	1.1	0.8	2.8	2.8
Gold produced (000 managed equivalent ounces)	**Year 2025**	**2,507.5**	**167.6**	**396.5**	**474.5**	**97.5**	**308.8**	**9,605**
	Year 2024	2,148.6	172.5	45.3	537.2	134.6	267.3	8,313
Gold produced (000 attributable equivalent ounces)	**Year 2025**	**2,437.9**	**166.8**	**396.5**	**427.0**	**87.7**	**297.2**	**9,245**
	Year 2024	2,071.0	171.7	45.3	483.5	121.2	257.7	8,016
Gold sold (000 managed equivalent ounces)	**Year 2025**	**2,503.2**	**166.8**	**391.8**	**474.2**	**96.9**	**308.8**	**9,605**
	Year 2024	2,150.9	171.6	35.6	539.6	135.6	267.9	8,334
Gold price received (Dollar per equivalent ounce)	**Year 2025**	**3,496**	**3,577**	**3,628**	**3,464**	**3,439**	**3,452**	**1,984,188**
	Year 2024	2,418	2,394	2,627	2,413	2,385	2,413	1,421,955
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Year 2025**	**62**	**38**	**201**	**33**	**39**	**134**	**2,398**
	Year 2024	54	36	277	35	27	119	2,177
AISC (Dollar per ounce)	**Year 2025**	**1,621**	**436**	**933**	**2,049**	**2,461**	**1,841**	**1,058,238**
	Year 2024	1,612	747	4,776	1,629	2,002	1,794	1,057,462
Total AIC (Dollar per ounce)	**Year 2025**	**1,792**	**860**	**1,244**	**2,049**	**2,461**	**1,841**	**1,058,238**
	Year 2024	1,802	905	12,452	1,629	2,002	1,794	1,057,462

The average US Dollar/Rand exchange rates were US$1 = R17.88 for 2025 and US$1 = R18.33 for 2024.
The average Australian/US Dollar exchange rates were A$1 = US$0.64 for 2025 and A$1 = US$0.66 for 2024.
[1] For South Africa, all financial numbers are in Rand and Rand per kilogram
Figures may not add as they are rounded independently.

40 Gold Fields Reviewed Results 2025

Segmental operating and financial results (Unreviewed)

Figures in millions unless otherwise stated		United States Dollar				Australian Dollar			
		Australia				Australia[2]			
		Agnew	St Ives	Granny Smith	Gruyere[3]	Agnew	St Ives	Granny Smith	Gruyere[3]
Operating results									
Ore milled/treated (000 tonnes)	**Year 2025**	**1,199**	**4,545**	**1,342**	**6,122**	**1,199**	**4,545**	**1,342**	**6,122**
	Year 2024	1,158	4,191	1,571	4,375	1,158	4,191	1,571	4,375
Yield (grams per tonne)	**Year 2025**	**6.4**	**2.5**	**6.1**	**0.9**	**6.4**	**2.5**	**6.1**	**0.9**
	Year 2024	6.2	2.5	5.7	1.0	6.2	2.5	5.7	1.0
Gold produced (000 managed equivalent ounces)	**Year 2025**	**245.3**	**369.6**	**261.7**	**186.1**	**245.3**	**369.6**	**261.7**	**186.1**
	Year 2024	229.5	331.2	287.4	143.6	229.5	331.2	287.4	143.6
Gold produced (000 attributable equivalent ounces)	**Year 2025**	**245.3**	**369.6**	**261.7**	**186.1**	**245.3**	**369.6**	**261.7**	**186.1**
	Year 2024	229.5	331.2	287.4	143.6	229.5	331.2	287.4	143.6
Gold sold (000 managed equivalent ounces)	**Year 2025**	**243.7**	**369.6**	**266.5**	**184.9**	**243.7**	**369.6**	**266.5**	**184.9**
	Year 2024	234.4	339.7	282.6	143.8	234.4	339.7	282.6	143.8
Gold price received (Dollar per equivalent ounce)	**Year 2025**	**3,433**	**3,459**	**3,430**	**3,583**	**5,328**	**5,368**	**5,324**	**5,562**
	Year 2024	2,398	2,429	2,437	2,426	3,637	3,684	3,696	3,680
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Year 2025**	**211**	**97**	**182**	**30**	**328**	**150**	**282**	**46**
	Year 2024	193	86	150	25	292	130	227	37
AISC (Dollar per ounce)	**Year 2025**	**1,434**	**1,669**	**1,506**	**2,030**	**2,225**	**2,589**	**2,337**	**3,150**
	Year 2024	1,316	1,759	1,173	1,619	1,995	2,666	1,779	2,454
Total AIC (Dollar per ounce)	**Year 2025**	**1,682**	**2,160**	**1,564**	**2,030**	**2,609**	**3,352**	**2,427**	**3,150**
	Year 2024	1,477	1,903	1,270	1,632	2,240	2,885	1,925	2,474

The average US Dollar/Rand exchange rates were US$1 = R17.88 for 2025 and US$1 = R18.33 for 2024.
The average Australian/US Dollar exchange rates were A$1 = US$0.64 for 2025 and A$1 = US$0.66 for 2024.
[2] *For Australia, all financial numbers are in Australian Dollar*
Figures may not add as they are rounded independently
[3] *Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward*

Gold Fields Reviewed Results 2025 41

All-in cost*

World Gold Council Industry Standard

		United States Dollar						
				Peru	Chile	Ghana		South Africa
Figures in millions unless otherwise stated		Total Group	Total Mine Operations	Cerro Corona	Salares Norte	Tarkwa	Damang	South Deep
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2025**	**(2,699.5)**	**(2,699.5)**	**(241.3)**	**(258.5)**	**(490.5)**	**(187.4)**	**(402.4)**
	Year 2024	(2,202.2)	(2,202.2)	(226.7)	(43.0)	(519.7)	(132.8)	(356.4)
Gold inventory change (cash)	**Year 2025**	**(39.9)**	**(39.9)**	**43.2**	**25.2**	**(98.4)**	**(23.5)**	**2.5**
	Year 2024	(129.3)	(129.3)	38.1	24.7	(41.3)	(105.3)	(2.4)
Inventory write-off	**Year 2025**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2024	(3.1)	(3.1)	(3.1)	–	–	–	–
Royalties	**Year 2025**	**(231.9)**	**(231.9)**	**(15.9)**	**–**	**(82.1)**	**(16.7)**	**(25.2)**
	Year 2024	(147.7)	(147.7)	(7.1)	–	(62.5)	(15.5)	(3.2)
Community/social responsibility costs	**Year 2025**	**(25.9)**	**(25.9)**	**(8.9)**	**–**	**(11.3)**	**(1.1)**	**(4.6)**
	Year 2024	(21.0)	(21.0)	(7.1)	–	(9.2)	(0.7)	(4.0)
Non-cash remuneration – share-based payments	**Year 2025**	**(24.5)**	**(13.8)**	**(2.1)**	**(1.4)**	**(2.5)**	**–**	**(2.0)**
	Year 2024	(4.4)	(3.2)	(1.2)	(0.1)	(0.4)	–	(0.1)
Cash remuneration (long-term incentive plan)	**Year 2025**	**(43.2)**	**(37.7)**	**(5.3)**	**(2.5)**	**(6.2)**	**(0.8)**	**(9.8)**
	Year 2024	(14.5)	(16.6)	(2.2)	(0.2)	(3.5)	0.5	(3.7)
Other	**Year 2025**	**(38.2)**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2024	(29.7)	–	–	–	–	–	–
By-product credits	**Year 2025**	**344.8**	**344.8**	**228.1**	**108.6**	**2.4**	**0.2**	**1.3**
	Year 2024	201.5	201.5	192.7	3.7	1.5	0.2	0.7
Rehabilitation amortisation and interest	**Year 2025**	**(56.8)**	**(56.8)**	**(27.0)**	**(3.9)**	**(7.3)**	**(5.9)**	**(0.1)**
	Year 2024	(45.4)	(45.4)	(19.8)	(2.4)	(5.7)	(5.9)	–
Sustaining capital expenditure	**Year 2025**	**(1,028.5)**	**(1,025.4)**	**(10.7)**	**(200.6)**	**(248.7)**	**3.7**	**(128.2)**
	Year 2024	(849.4)	(847.2)	(26.8)	(142.2)	(206.5)	(4.7)	(111.6)
Lease payments	**Year 2025**	**(118.9)**	**(116.6)**	**(1.9)**	**(6.4)**	**(27.0)**	**(6.9)**	**–**
	Year 2024	(115.4)	(112.7)	(2.2)	(3.9)	(28.4)	(7.4)	–
Exploration, feasibility and evaluation costs	**Year 2025**	**(2.4)**	**(2.4)**	**(2.4)**	**–**	**–**	**–**	**–**
	Year 2024	(3.0)	(3.0)	–	–	(3.0)	–	–
AISC	**Year 2025**	**(3,965.0)**	**(3,905.2)**	**(44.2)**	**(339.4)**	**(971.5)**	**(238.4)**	**(568.5)**
	Year 2024	(3,363.6)	(3,329.8)	(65.4)	(163.4)	(878.7)	(271.5)	(480.7)
Non-cash remuneration – share-based payments	**Year 2025**	**(0.9)**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2024	–	–	–	–	–	–	–
Cash remuneration (long-term incentive plan)	**Year 2025**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2024	–	–	–	–	–	–	–
Other	**Year 2025**	**(1.9)**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2024	–	–	–	–	–	–	–
Lease payments	**Year 2025**	**(10.2)**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2024	(6.3)	–	–	–	–	–	–
Exploration, feasibility and evaluation costs	**Year 2025**	**(295.4)**	**(79.8)**	**(8.2)**	**(20.1)**	**–**	**–**	**–**
	Year 2024	(139.6)	(58.6)	(6.9)	(16.1)	–	–	–
Non-sustaining capital expenditure	**Year 2025**	**(370.0)**	**(333.2)**	**(34.8)**	**(92.6)**	**–**	**–**	**–**
	Year 2024	(358.2)	(333.8)	(6.9)	(246.4)	–	–	–
Total AIC	**Year 2025**	**(4,643.4)**	**(4,318.1)**	**(87.2)**	**(452.1)**	**(971.5)**	**(238.4)**	**(568.5)**
	Year 2024	(3,867.7)	(3,722.2)	(79.2)	(425.9)	(878.7)	(271.5)	(480.7)
Total AISC	**Year 2025**	**(3,965.0)**	**(3,905.2)**	**(44.2)**	**(339.4)**	**(971.5)**	**(238.4)**	**(568.5)**
	Year 2024	(3,363.6)	(3,329.8)	(65.4)	(163.4)	(878.7)	(271.5)	(480.7)
Gold only ounces sold – (000 ounces)	**Year 2025**	**2,409.6**	**2,409.6**	**101.5**	**363.6**	**474.2**	**96.9**	**308.8**
	Year 2024	2,065.4	2,065.4	87.5	34.2	539.6	135.6	267.9
AISC per ounce of gold sold US$/oz	**Year 2025**	**1,645**	**1,621**	**436**	**933**	**2,049**	**2,461**	**1,841**
	Year 2024	1,629	1,612	747	4,776	1,629	2,002	1,794
Total AIC	**Year 2025**	**(4,643.4)**	**(4,318.1)**	**(87.2)**	**(452.1)**	**(971.5)**	**(238.4)**	**(568.5)**
	Year 2024	(3,867.7)	(3,722.2)	(79.2)	(425.9)	(878.7)	(271.5)	(480.7)
Gold only ounces sold – (000 ounces)	**Year 2025**	**2,409.6**	**2,409.6**	**101.5**	**363.6**	**474.2**	**96.9**	**308.8**
	Year 2024	2,065.4	2,065.4	87.5	34.2	539.6	135.6	267.9
AIC per ounce of gold sold US$/oz	**Year 2025**	**1,927**	**1,792**	**860**	**1,244**	**2,049**	**2,461**	**1,841**
	Year 2024	1,873	1,802	905	12,452	1,629	2,002	1,794

**Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the years ended 31 December 2025 and 2024.*

42 Gold Fields Reviewed Results 2025

All-in cost* continued

World Gold Council Industry Standard

Figures in millions unless otherwise stated		Australia: Agnew	St Ives	Granny Smith	Gruyere[1]	Corporate and projects
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2025**	**(253.4)**	**(440.7)**	**(243.9)**	**(181.3)**	**–**
	Year 2024	(222.9)	(358.3)	(235.0)	(107.4)	–
Gold inventory change (cash)	**Year 2025**	**(0.3)**	**9.8**	**3.6**	**(2.0)**	**–**
	Year 2024	(1.5)	(24.7)	0.1	(16.9)	–
Royalties	**Year 2025**	**(20.7)**	**(32.0)**	**(22.9)**	**(16.3)**	**–**
	Year 2024	(13.9)	(20.2)	(16.6)	(8.7)	–
Community/social responsibility costs	**Year 2025**	**–**	**–**	**–**	**–**	**–**
	Year 2024	–	–	–	–	–
Non-cash remuneration – share-based payments	**Year 2025**	**(1.4)**	**(1.9)**	**(1.6)**	**(1.0)**	**(10.7)**
	Year 2024	(0.3)	(0.5)	(0.4)	(0.3)	(1.2)
Cash remuneration (long-term incentive plan)	**Year 2025**	**(2.7)**	**(4.5)**	**(4.4)**	**(1.6)**	**(5.5)**
	Year 2024	(1.3)	(2.7)	(2.7)	(0.9)	2.1
Other	**Year 2025**	**–**	**–**	**–**	**–**	**(38.2)**
	Year 2024	–	–	–	–	(29.7)
By-product credits	**Year 2025**	**0.7**	**1.6**	**0.2**	**1.5**	**–**
	Year 2024	0.6	1.0	0.2	0.8	–
Rehabilitation amortisation and interest	**Year 2025**	**(2.6)**	**(4.3)**	**(3.1)**	**(2.6)**	**–**
	Year 2024	(2.0)	(4.5)	(3.2)	(2.0)	–
Sustaining capital expenditure	**Year 2025**	**(45.1)**	**(125.9)**	**(112.6)**	**(157.4)**	**(3.0)**
	Year 2024	(45.4)	(168.6)	(56.1)	(85.1)	(2.3)
Lease payments	**Year 2025**	**(24.1)**	**(18.9)**	**(16.8)**	**(14.8)**	**(2.3)**
	Year 2024	(21.6)	(18.7)	(18.0)	(12.4)	(2.7)
Exploration, feasibility and evaluation costs	**Year 2025**	**–**	**–**	**–**	**–**	**–**
	Year 2024	–	–	–	–	–
AISC	**Year 2025**	**(349.5)**	**(616.9)**	**(401.5)**	**(375.4)**	**(59.8)**
	Year 2024	(308.4)	(597.3)	(331.6)	(232.8)	(33.8)
Non-cash remuneration – share-based payments	**Year 2025**	**–**	**–**	**–**	**–**	**(0.9)**
	Year 2024	–	–	–	–	–
Cash remuneration (long-term incentive plan)	**Year 2025**	**–**	**–**	**–**	**–**	**–**
	Year 2024	–	–	–	–	–
Other	**Year 2025**	**–**	**–**	**–**	**–**	**(1.9)**
	Year 2024	–	–	–	–	–
Lease payments	**Year 2025**	**–**	**–**	**–**	**–**	**(10.2)**
	Year 2024	–	–	–	–	(6.3)
Exploration, feasibility and evaluation costs	**Year 2025**	**(19.6)**	**(26.0)**	**(5.9)**	**–**	**(215.6)**
	Year 2024	(11.0)	(19.6)	(3.1)	(1.9)	(81.0)
Non-sustaining capital expenditure	**Year 2025**	**(40.7)**	**(155.5)**	**(9.5)**	**–**	**(36.9)**
	Year 2024	(27.0)	(29.3)	(24.3)	–	(24.4)
Total AIC	**Year 2025**	**(409.8)**	**(798.4)**	**(416.9)**	**(375.4)**	**(325.3)**
	Year 2024	(346.3)	(646.2)	(358.9)	(234.7)	(145.5)
Total AISC	**Year 2025**	**(349.5)**	**(616.9)**	**(401.5)**	**(375.4)**	**(59.8)**
	Year 2024	(308.4)	(597.3)	(331.6)	(232.8)	(33.8)
Gold only ounces sold – (000 ounces)	**Year 2025**	**243.7**	**369.6**	**266.5**	**184.9**	**–**
	Year 2024	234.4	339.7	282.6	143.8	–
AISC per ounce of gold sold US$/oz	**Year 2025**	**1,434**	**1,669**	**1,506**	**2,030**	**–**
	Year 2024	1,316	1,759	1,173	1,619	–
Total AIC	**Year 2025**	**(409.8)**	**(798.4)**	**(416.9)**	**(375.4)**	**(325.3)**
	Year 2024	(346.3)	(646.2)	(358.9)	(234.7)	(145.5)
Gold only ounces sold – (000 ounces)	**Year 2025**	**243.7**	**369.6**	**266.5**	**184.9**	**–**
	Year 2024	234.4	339.7	282.6	143.8	–
AIC per ounce of gold sold US$/oz	**Year 2025**	**1,682**	**2,160**	**1,564**	**2,030**	**–**
	Year 2024	1,477	1,903	1,270	1,632	–

[1] Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward

** Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the years ended 31 December 2025 and 2024*

Gold Fields Reviewed Results **2025** 43

All-in sustaining costs and All-in cost gross of by-product credits per equivalent ounce of gold sold*

World Gold Council Industry Standard

		United States Dollars						
				Peru	Chile	Ghana		South Africa
Figures in millions unless otherwise stated		Total Group	Total Mine Operations	Cerro Corona	Salares Norte	Tarkwa	Damang	South Deep
AISC (per table on page 42)	**Year 2025**	**(3,965.0)**	**(3,905.2)**	**(44.2)**	**(339.4)**	**(971.5)**	**(238.4)**	**(568.5)**
	Year 2024	(3,363.6)	(3,329.8)	(65.4)	(163.4)	(878.7)	(271.5)	(480.7)
Add back by-product credits	**Year 2025**	**(344.8)**	**(344.8)**	**(228.1)**	**(108.6)**	**(2.4)**	**(0.2)**	**(1.3)**
	Year 2024	(201.5)	(201.5)	(192.7)	(3.7)	(1.5)	(0.2)	(0.7)
AISC gross of by-product credits	**Year 2025**	**(4,309.7)**	**(4,249.9)**	**(272.3)**	**(448.0)**	**(973.9)**	**(238.6)**	**(569.8)**
	Year 2024	(3,565.1)	(3,531.3)	(258.1)	(167.1)	(880.2)	(271.7)	(481.5)
Gold-equivalent ounces sold	**Year 2025**	**2,503.2**	**2,503.2**	**166.8**	**391.8**	**474.2**	**96.9**	**308.8**
	Year 2024	2,150.9	2,150.9	171.6	35.6	539.6	135.6	267.9
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2025**	**1,722**	**1,698**	**1,632**	**1,144**	**2,054**	**2,464**	**1,845**
	Year 2024	1,658	1,642	1,504	4,690	1,631	2,003	1,797
AIC (per table on page 42)	**Year 2025**	**(4,643.4)**	**(4,318.1)**	**(87.2)**	**(452.1)**	**(971.5)**	**(238.4)**	**(568.5)**
	Year 2024	(3,867.7)	(3,722.2)	(79.2)	(425.9)	(878.7)	(271.5)	(480.7)
Add back by-product credits	**Year 2025**	**(344.8)**	**(344.8)**	**(228.1)**	**(108.6)**	**(2.4)**	**(0.2)**	**(1.3)**
	Year 2024	(201.5)	(201.5)	(192.7)	(3.7)	(1.5)	(0.2)	(0.7)
AIC gross of by-product credits	**Year 2025**	**(4,988.2)**	**(4,662.9)**	**(315.3)**	**(560.8)**	**(973.9)**	**(238.6)**	**(569.8)**
	Year 2024	(4,069.2)	(3,923.7)	(271.9)	(429.7)	(880.2)	(271.7)	(481.5)
Gold-equivalent ounces sold	**Year 2025**	**2,503.2**	**2,503.2**	**166.8**	**391.8**	**474.2**	**96.9**	**308.8**
	Year 2024	2,150.9	2,150.9	171.6	35.6	539.6	135.6	267.9
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2025**	**1,993**	**1,863**	**1,890**	**1,431**	**2,054**	**2,464**	**1,845**
	Year 2024	1,892	1,824	1,585	12,058	1,631	2,003	1,797

**Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the years ended 31 December 2025 and 2024*

44 Gold Fields Reviewed Results 2025

All-in sustaining costs and All-in cost gross of by-product credits per equivalent ounce of gold sold*

continued

World Gold Council Industry Standard

		United States Dollar				
		Australia				Corporate and projects
Figures in millions unless otherwise stated		Agnew	St Ives	Granny Smith	Gruyere[1]	
AISC (per table on page 43)	**Year 2025**	**(349.5)**	**(616.9)**	**(401.5)**	**(375.4)**	**(59.8)**
	Year 2024	(308.4)	(597.3)	(331.6)	(232.8)	(33.8)
Add back by-product credits	**Year 2025**	**(0.7)**	**(1.6)**	**(0.2)**	**(1.5)**	**–**
	Year 2024	(0.6)	(1.0)	(0.2)	(0.8)	–
AISC gross of by-product credits	**Year 2025**	**(350.2)**	**(618.5)**	**(401.7)**	**(376.9)**	**(59.8)**
	Year 2024	(308.9)	(598.4)	(331.8)	(233.6)	(33.8)
Gold-equivalent ounces sold	**Year 2025**	**243.7**	**369.6**	**266.5**	**184.9**	**–**
	Year 2024	234.4	339.7	282.6	143.8	–
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2025**	**1,437**	**1,673**	**1,507**	**2,038**	**–**
	Year 2024	1,318	1,762	1,174	1,624	–
AIC (per table on page 43)	**Year 2025**	**(409.8)**	**(798.4)**	**(416.9)**	**(375.4)**	**(325.3)**
	Year 2024	(346.3)	(646.2)	(358.9)	(234.7)	(145.5)
Add back by-product credits	**Year 2025**	**(0.7)**	**(1.6)**	**(0.2)**	**(1.5)**	**–**
	Year 2024	(0.6)	(1.0)	(0.2)	(0.8)	–
AIC gross of by-product credits	**Year 2025**	**(410.5)**	**(800.0)**	**(417.1)**	**(376.9)**	**(325.3)**
	Year 2024	(346.9)	(647.3)	(359.1)	(235.5)	(145.5)
Gold-equivalent ounces sold	**Year 2025**	**243.7**	**369.6**	**266.5**	**184.9**	**–**
	Year 2024	234.4	339.7	282.6	143.8	–
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2025**	**1,684**	**2,164**	**1,565**	**2,038**	**–**
	Year 2024	1,480	1,906	1,271	1,638	–

[1] *Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward*

* *Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the years ended 31 December 2025 and 2024*

Gold Fields Reviewed Results **2025** 45

Underground and surface (Unreviewed)

			Peru	Chile	Ghana		South Africa	Australia			
Ounces with metric tonnes and grade		Total Mine Operations	Cerro Corona	Salares Norte	Tarkwa	Damang	South Deep	Agnew	St Ives	Granny Smith	Gruyere[1]
Tonnes mined (000 tonnes)											
– underground ore	**Year 2025**	**6,494**	**–**	**–**	**–**	**–**	**1,662**	**1,165**	**2,269**	**1,398**	**–**
	Year 2024	6,421	–	–	–	–	1,632	1,237	1,986	1,566	–
– underground waste	**Year 2025**	**2,728**	**–**	**–**	**–**	**–**	**309**	**930**	**940**	**549**	**–**
	Year 2024	2,523	–	–	–	–	368	848	817	490	–
– surface ore	**Year 2025**	**35,079**	**12,668**	**2,621**	**10,649**	**1,277**	**–**	**–**	**2,488**	**–**	**5,376**
	Year 2024	33,285	11,398	2,410	15,546	–	–	–	521	–	3,410
– total	**Year 2025**	**44,301**	**12,668**	**2,621**	**10,649**	**1,277**	**1,971**	**2,095**	**5,697**	**1,947**	**5,376**
	Year 2024	42,229	11,398	2,410	15,546	–	2,000	2,085	3,324	2,056	3,410
Grade mined (grams per tonne)											
– underground ore	**Year 2025**	**5.4**	**–**	**–**	**–**	**–**	**6.0**	**6.5**	**3.8**	**6.3**	**–**
	Year 2024	5.6	–	–	–	–	5.8	6.5	4.4	6.1	–
– surface ore	**Year 2025**	**1.2**	**0.6**	**4.3**	**1.2**	**0.9**	**–**	**–**	**1.7**	**–**	**1.1**
	Year 2024	1.2	0.5	4.5	1.2	–	–	–	1.5	–	1.3
– total	**Year 2025**	**1.9**	**0.6**	**4.3**	**1.2**	**0.9**	**5.1**	**6.5**	**2.7**	**6.3**	**1.1**
	Year 2024	1.9	0.5	4.5	1.2	–	4.7	6.5	3.8	6.1	1.3
Gold mined (000 ounces)											
– underground ore	**Year 2025**	**1,129.2**	**–**	**–**	**–**	**–**	**322.1**	**244.8**	**278.1**	**284.2**	**–**
	Year 2024	1,145.8	–	–	–	–	302.7	256.9	280.8	305.4	–
– surface ore	**Year 2025**	**1,368.3**	**234.4**	**361.2**	**422.3**	**35.5**	**–**	**–**	**132.8**	**–**	**182.1**
	Year 2024	1,312.6	196.2	345.3	605.4	–	–	–	25.7	–	140.1
– total	**Year 2025**	**2,497.5**	**234.4**	**361.2**	**422.3**	**35.5**	**322.1**	**244.8**	**410.9**	**284.2**	**182.1**
	Year 2024	2,458.4	196.2	345.3	605.4	–	302.7	256.9	306.5	305.4	140.1
Ore milled/treated (000 tonnes)											
– underground ore	**Year 2025**	**6,407**	**–**	**–**	**–**	**–**	**1,598**	**1,199**	**2,269**	**1,342**	**–**
	Year 2024	6,495	–	–	–	–	1,618	1,158	2,148	1,571	–
– underground waste	**Year 2025**	**213**	**–**	**–**	**–**	**–**	**213**	**–**	**–**	**–**	**–**
	Year 2024	211	–	–	–	–	211	–	–	–	–
– surface ore	**Year 2025**	**36,971**	**6,330**	**1,284**	**15,007**	**4,762**	**1,190**	**–**	**2,276**	**–**	**6,122**
	Year 2024	33,941	6,310	156	14,926	4,959	1,173	–	2,043	–	4,375
– total	**Year 2025**	**43,591**	**6,330**	**1,284**	**15,007**	**4,762**	**3,001**	**1,199**	**4,545**	**1,342**	**6,122**
	Year 2024	40,648	6,310	156	14,926	4,959	3,001	1,158	4,191	1,571	4,375
Yield (grams per tonne)											
– underground ore	**Year 2025**	**5.2**	**–**	**–**	**–**	**–**	**5.9**	**6.4**	**3.5**	**6.1**	**–**
	Year 2024	5.0	–	–	–	–	5.1	6.2	3.8	5.7	–
– surface ore	**Year 2025**	**1.2**	**0.8**	**9.6**	**1.0**	**0.6**	**0.1**	**–**	**1.6**	**–**	**0.9**
	Year 2024	1.0	0.9	9.1	1.1	0.8	0.1	–	1.0	–	1.0
– combined	**Year 2025**	**1.8**	**0.8**	**9.6**	**1.0**	**0.6**	**3.2**	**6.4**	**2.5**	**6.1**	**0.9**
	Year 2024	1.8	0.9	9.1	1.1	0.8	2.8	6.2	2.5	5.7	1.0
Gold produced (000 ounces)											
– underground ore	**Year 2025**	**1,065.1**	**–**	**–**	**–**	**–**	**303.8**	**245.3**	**254.3**	**261.7**	**–**
	Year 2024	1,043.8	–	–	–	–	262.8	229.5	264.1	287.4	–
– surface ore	**Year 2025**	**1,442.4**	**167.6**	**396.5**	**474.5**	**97.5**	**5.0**	**–**	**115.2**	**–**	**186.1**
	Year 2024	1,104.8	172.5	45.3	537.2	134.6	4.5	–	67.1	–	143.6
– total	**Year 2025**	**2,507.5**	**167.6**	**396.5**	**474.5**	**97.5**	**308.8**	**245.3**	**369.5**	**261.7**	**186.1**
	Year 2024	2,148.6	172.5	45.3	537.2	134.6	267.3	229.5	331.2	287.4	143.6
Cost of sales before gold inventory change and amortisation and depreciation (US Dollar per tonne)											
– underground	**Year 2025**	**173**	**–**	**–**	**–**	**–**	**196**	**211**	**130**	**182**	**–**
	Year 2024	154	–	–	–	–	171	193	121	150	–
– surface	**Year 2025**	**42**	**38**	**201**	**33**	**39**	**40**	**–**	**64**	**–**	**30**
	Year 2024	35	36	277	35	27	37	–	48	–	25
– total	**Year 2025**	**62**	**38**	**201**	**33**	**39**	**134**	**211**	**97**	**182**	**30**
	Year 2024	54	36	277	35	27	119	193	86	150	25

[1] *Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward*

46 Gold Fields Reviewed Results 2025

Review of operations

Quarter ended 31 December 2025 compared with quarter ended 30 September 2025

Figures may not add as they are rounded independently.

Gruyere

		December 2025	September 2025	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	**1,987**	2,040	(3)
Waste (Capital)	000 tonnes	**12,257**	13,217	(7)
Waste (Operational)	000 tonnes	**1,050**	1,393	(25)
Total waste mined	000 tonnes	**13,307**	14,610	(9)
Total tonnes mined	000 tonnes	**15,294**	16,650	(8)
Grade mined	g/t	**1.07**	1.03	4
Gold mined	000'oz	**68.1**	67.8	—
Strip ratio	waste/ ore	**6.7**	6.7	—
Tonnes milled	000 tonnes	**2,490**	2,620	(5)
Yield	g/t	**0.92**	0.93	(1)
Gold produced	000'oz	**73.4**	78.0	(6)
Gold sold	000'oz	**72.0**	80.5	(11)
AIC and capital in table on a 50% basis				
AISC	A$/oz	**3,451**	2,951	17
	US$/oz	**2,242**	1,924	17
AIC	A$/oz	**3,451**	2,951	17
	US$/oz	**2,242**	1,924	17
Sustaining capital expenditure	A$m	**105.2**	51.0	106
	US$m	**68.4**	33.2	106
Non-sustaining capital expenditure	A$m	**—**	—	—
	US$m	**—**	—	—
Total capital expenditure	A$m	**105.2**	51.0	106
	US$m	**68.4**	33.2	106

Quarter-on-quarter comparisons of financial results are impacted by the acquisition of Gold Road on 26 September 2025, with results reported on a 100% basis from this date.

Gold production decreased by 6% to 73,400 ounces in the December quarter from 78,000 ounces in the September quarter due to a 5% reduction in tonnes milled following a planned shutdown in December 2025.

AIC increased by 17% to A$3,451/oz (US$2,242/oz) in the December quarter from A$2,951/oz (US$1,924/oz) in the September quarter due to lower gold sales and higher capital and operating expenditure associated with production-enabling activities, inclusive of mining contractor variation payments, implementation of a full fleet management system (Wenco) and essential fixed plant maintenance at the Gruyere Process Plant.

Capital expenditure increased by 106% to A$105m (US$69m) in the December quarter, compared with A$51m (US$33m) in the September quarter following recognition of Gruyere cost profile post-acquisition at 100%. In addition, A$7m (US$5m) was spent on Stage 6 of the Gruyere tailings facility during the December quarter.

Gold Fields Reviewed Results 2025 47

Review of operations continued

Granny Smith

		December 2025	September 2025	% Variance
Underground ore mined	000 tonnes	**333**	357	(7)
Underground waste mined	000 tonnes	**153**	131	17
Total tonnes mined	000 tonnes	**486**	488	—
Grade mined – underground	g/t	**6.34**	6.66	(5)
Gold mined	000'oz	**67.9**	76.4	(11)
Tonnes milled	000 tonnes	**290**	348	(17)
Yield	g/t	**6.28**	6.22	1
Gold produced	000'oz	**58.4**	69.5	(16)
Gold sold	000'oz	**58.4**	79.4	(26)
AISC	A$/oz	**2,694**	2,015	34
	US$/oz	**1,766**	1,316	34
AIC	A$/oz	**2,852**	2,121	34
	US$/oz	**1,870**	1,384	35
Sustaining capital expenditure	A$m	**51.5**	36.8	40
	US$m	**33.7**	24.1	40
Non-sustaining capital expenditure	A$m	**7.0**	4.3	63
	US$m	**4.5**	2.8	61
Total capital expenditure	A$m	**58.5**	41.1	42
	US$m	**38.2**	26.9	42

Gold production decreased by 16% to 58,400oz in the December quarter from 69,500oz in the September quarter due to a decrease in tonnes processed. As at 31 December 2025, stockpiled ore totalled 89,000 tonnes at an average grade of 5.3g/t, containing approximately 15,100 ounces.

AIC increased by 34% to A$2,852/oz (US$1,870/oz) in the December quarter from A$2,121/oz (US$1,384/ oz) in the September quarter mainly due to lower gold sales and higher capital expenditure.

Total capital expenditure increased by 42% to A$59m (US$38m) in the December quarter from A$41m (US$27m) in the September quarter, mainly due to increased mine development, expenditure on camp accommodation upgrades and increased expenditure on the new mine fresh air intake system to support the Z135 and Z150 extraction levels.

48 Gold Fields Reviewed Results 2025

Review of operations continued

St Ives

		December 2025	September 2025	% Variance
Underground				
Ore mined	000 tonnes	**555**	573	(3)
Waste mined	000 tonnes	**214**	227	(6)
Total tonnes mined	000 tonnes	**769**	800	(4)
Grade mined	g/t	**4.64**	3.44	35
Gold mined	000'oz	**82.7**	63.4	30
Surface				
Ore mined	000 tonnes	**815**	559	46
Waste (Capital)	000 tonnes	**54**	–	–
Waste (Operational)	000 tonnes	**585**	1,174	(50)
Total waste mined	000 tonnes	**639**	1,174	(46)
Total tonnes mined	000 tonnes	**1,454**	1,733	(16)
Grade mined	g/t	**1.25**	1.59	(21)
Gold mined	000'oz	**32.6**	28.7	14
Strip ratio	waste/ ore	**0.8**	2.1	(62)
Total (underground and surface)				
Total ore mined	000 tonnes	**1,370**	1,132	21
Total grade mined	g/t	**2.62**	2.53	4
Total tonnes mined	000 tonnes	**2,223**	2,533	(12)
Total gold mined	000'oz	**115.3**	92.1	25
Tonnes milled	000 tonnes	**1,176**	1,075	9
Yield – underground	g/t	**4.18**	3.24	29
Yield – surface	g/t	**1.11**	1.80	(38)
Yield – combined	g/t	**2.54**	2.58	(2)
Gold produced	000'oz	**96.0**	89.1	8
Gold sold	000'oz	**100.3**	100.5	–
AISC	A$/oz	**2,657**	2,564	4
	US$/oz	**1,739**	1,670	4
AIC	A$/oz	**3,284**	3,562	(8)
	US$/oz	**2,151**	2,317	(7)
Sustaining capital expenditure	A$m	**59.2**	38.6	53
	US$m	**38.7**	25.3	53
Non-sustaining capital expenditure	A$m	**59.1**	88.7	(33)
	US$m	**38.8**	57.4	(32)
Total capital expenditure	A$m	**118.3**	127.3	(7)
	US$m	**77.5**	82.7	(6)

Gold production increased by 8% to 96,000oz in the December quarter from 89,100oz in the September quarter due to a 9% increase in ore milled following plant shutdowns for maintenance during the September quarter.

Lower production cost and lower capital expenditure resulted in an 8% decrease in AIC to A$3,284/oz (US$2,151/oz) in the December quarter from A$3,562/oz (US$2,317/oz) in the September quarter.

The lower production cost reflects the completion of mining activities at the Swiftsure open pit in the September quarter, together with reduced operational waste mining at the Invincible open pit in the December quarter.

Total capital expenditure decreased by 7% to A$118m (US$78m) in the December quarter from A$127m (US$83m) in the September quarter mainly due to lower expenditure on the renewable power project of A$44m (US$29m) in the December quarter (September quarter – A$69m/ US$45m), partially offset by increased pre-strip mined at the new Santa Ana open pit and expenditure on the Invincible material handling study in the December quarter.

Gold Fields Reviewed Results 2025 49

Review of operations continued

Agnew

		December 2025	September 2025	% Variance
Underground ore mined	000 tonnes	**318**	298	7
Underground waste mined	000 tonnes	**173**	279	(38)
Total tonnes mined	000 tonnes	**491**	577	(15)
Grade mined – underground	g/t	**6.40**	7.10	(10)
Gold mined	000'oz	**65.5**	68.0	(4)
Tonnes milled	000 tonnes	**296**	305	(3)
Yield – underground	g/t	**6.48**	6.34	2
Gold produced	000'oz	**61.6**	62.1	(1)
Gold sold	000'oz	**59.9**	71.2	(16)
AISC	A$/oz	**2,482**	2,105	18
	US$/oz	**1,625**	1,370	19
AIC	A$/oz	**2,743**	2,541	8
	US$/oz	**1,798**	1,654	9
Sustaining capital expenditure	A$m	**22.4**	18.0	24
	US$m	**14.6**	11.7	25
Non-sustaining capital expenditure	A$m	**7.8**	17.4	(55)
	US$m	**5.2**	11.4	(54)
Total capital expenditure	A$m	**30.2**	35.4	(15)
	US$m	**19.8**	23.1	(14)

Gold production decreased by 1% to 61,600oz in the December quarter from 62,100oz in the September quarter.

The Barren Lands orebody in the Redeemer Underground complex reached full production in the December quarter, delivering 71kt of ore at 3.3g/t for 7,600oz (September quarter – 40kt of ore at 3.2g/t for 4,100oz)

AIC increased by 8% to A$2,743/oz (US$1,798/oz) in the December quarter from A$2,541/oz (US$1,654/oz) in the September quarter mainly due to lower gold sold partially offset by lower capital expenditure.

Total capital expenditure decreased by 15% to A$30m (US$20m) in the December quarter from A$35m (US$23m) in the September quarter. This was primarily driven by lower capital development at Barren Lands, following the orebody reaching full production during the December quarter.

50 **Gold Fields Reviewed Results 2025**

Review of operations continued

South Deep

		December 2025	September 2025	% Variance
Ore mined	000 tonnes	**403**	432	(7)
Waste mined	000 tonnes	**65**	90	(28)
Total tonnes	000 tonnes	**468**	522	(10)
Grade mined – underground reef	g/t	**5.90**	6.14	(4)
Grade mined – underground total	g/t	**5.07**	5.08	—
Gold mined	kg	**2,375**	2,655	(11)
	000'oz	**76.3**	85.4	(11)
Development	m	**2,764**	3,011	(8)
Secondary support	m	**4,479**	3,574	25
Backfill	m^3	**144,462**	142,132	2
Ore milled – underground reef	000 tonnes	**389**	420	(7)
Ore milled – underground waste	000 tonnes	**39**	48	(19)
Total underground tonnes milled	000 tonnes	**428**	468	(9)
Ore milled – surface	000 tonnes	**237**	333	(29)
Total tonnes milled	000 tonnes	**666**	801	(17)
Yield – underground reef	g/t	**6.14**	5.64	9
Surface yield	g/t	**0.15**	0.14	7
Total yield	g/t	**3.64**	3.02	21
Gold produced	kg	**2,425**	2,418	—
	000'oz	**78.0**	77.7	—
Gold sold	kg	**2,580**	2,685	(4)
	000'oz	**83.0**	86.3	(4)
AISC	R/kg	**1,107,991**	1,029,496	8
	US$/oz	**1,998**	1,804	11
AIC	R/kg	**1,107,991**	1,029,496	8
	US$/oz	**1,998**	1,804	11
Sustaining capital expenditure	Rm	**779.2**	582.6	34
	US$m	**44.8**	32.8	37
Non-sustaining capital expenditure	Rm	**—**	—	—
	US$m	**—**	—	—
Total capital expenditure	Rm	**779.2**	582.6	34
	US$m	**44.8**	32.8	37

Gold production remained stable at 2,425kg (78.0Koz) in the December 2025 quarter, compared to 2,418kg (77.7Koz) in the September 2025 quarter, aligning with the business plan.

Total tonnes mined decreased by 10%, from 522kt in September quarter to 468kt in the December quarter, primarily due to fewer production shifts caused by planned maintenance on shaft infrastructure. This reduction also impacted gold mined, which decreased by 11% to 2,375 kg (76.3Koz) from 2,655kg (85.4Koz) in the previous quarter. Similarly, ore tonnes milled from underground decreased by 7%, dropping from 420kt in September quarter to 389kt in the December quarter.

AIC R/kg increased by 8% to R1,107,991/kg (US$1,998/oz) mainly due to lower gold sold in Q4 and higher capital expenditure, which was partially offset by lower cost of sales before amortisation and depreciation.

Capital expenditure increased by 34% to R779m (US$45m) in the December 2025 quarter from R583m (US$33m) in the September 2025 quarter. The main expenditure items relate to an increase in acquisition of trackless equipment, shaft rehabilitation, shaft infrastructure maintenance (winder) and electrical reticulation.

Gold Fields Reviewed Results 2025 51

Review of operations continued

Damang

		December 2025	September 2025	% Variance
Ore mined	000 tonnes	**983**	284	246
Waste (Operational)	000 tonnes	**5,352**	5,815	(8)
Total tonnes mined	000 tonnes	**6,335**	6,099	4
Strip ratio	waste/ ore	**5.4**	20.5	(74)
Grade mined	g/t	**0.80**	1.07	(25)
Gold mined	000'oz	**25.4**	9.8	159
Tonnes milled	000 tonnes	**1,221**	1,214	1
Yield	g/t	**0.59**	0.58	2
Gold produced	000'oz	**23.1**	22.7	2
Gold sold	000'oz	**22.5**	22.7	(1)
AISC	US$/oz	**2,829**	2,990	(5)
AIC	US$/oz	**2,829**	2,990	(5)

Gold production increased by 2% to 23,100oz in the December quarter from 22,700oz in the September quarter mainly due to higher yield.

Yield increased by 2% to 0.59g/t in the December quarter from 0.58g/t in the September quarter due to increased ex-pit material fed and improved MCF. A total of 591kt was fed from the stockpiles at a grade of 0.62g/t and 630kt at a grade of 0.84g/t from ex-pit in the December quarter compared with 1,064kt at a grade of 0.66g/t from stockpiles and 150kt at a grade of 1.17g/t from ex-pit in the September quarter.

AIC decreased by 5% to US$2,829/oz in the December quarter from US$2,990/oz in the September quarter.

52 Gold Fields Reviewed Results 2025

Review of operations continued

Tarkwa

		December 2025	September 2025	% Variance
Ore mined	000 tonnes	**2,368**	2,730	(13)
Waste (Capital)	000 tonnes	**9,179**	13,269	(31)
Waste (Operational)	000 tonnes	**8,392**	9,069	(7)
Total waste mined	000 tonnes	**17,571**	22,338	(21)
Total tonnes mined	000 tonnes	**19,939**	25,068	(20)
Strip ratio	waste/ ore	**7.4**	8.2	(10)
Grade mined	g/t	**1.32**	1.33	(1)
Gold mined	000'oz	**100.7**	116.8	(14)
Tonnes milled	000 tonnes	**3,740**	3,826	(2)
Yield	g/t	**0.99**	1.00	(1)
Gold produced	000'oz	**118.7**	122.9	(3)
Gold sold	000'oz	**119.2**	121.2	(2)
AISC	US$/oz	**2,021**	2,102	(4)
AIC	US$/oz	**2,021**	2,102	(4)
Sustaining capital expenditure	US$m	**56.6**	73.8	(23)
Non-sustaining capital expenditure	US$m	**—**	—	—
Total capital expenditure	US$m	**56.6**	73.8	(23)

Gold production decreased by 3% to 118,700oz in the December quarter from 122,900oz in the September quarter due to lower yield. Yield decreased by 1% to 0.99g/t in the December quarter from 1.00g/t in the September quarter due to lower feed grade.

AIC decreased by 4% to US$2,021/oz in the December quarter from US$2,102/oz in the September quarter, mainly due to lower capital expenditure, partially offset by lower gold sold.

Total capital expenditure decreased by 23% to US$57m in the December quarter from US$74m in the September quarter due to lower capital waste tonnes mined and lower TSF expenditure in the December quarter.

Gold Fields Reviewed Results 2025 53

Review of operations continued

Salares Norte

		December 2025	September 2025	% Variance
Ore mined	000 tonnes	**1,690**	—	100
Waste (Capital)	000 tonnes	**—**	5,612	(100)
Waste (Operational)	000 tonnes	**4,868**	—	100
Total waste mined	000 tonnes	**4,868**	5,612	(13)
Total tonnes mined	000 tonnes	**6,558**	5,612	17
Strip ratio	waste/ ore	**2.88**	—	100
Grade mined – gold	g/t	**3.94**	—	100
Grade mined – silver	g/t	**86.80**	—	100
Gold mined	000'oz	**214.3**	—	100
Silver mined	000'oz	**4,717.0**	—	100
Tonnes milled	000 tonnes	**448**	368	22
Gold recoveries	per cent	**86 %**	84 %	2
Silver recoveries	per cent	**76 %**	66 %	15
Yield – gold	g/t	**10.0**	8.7	15
– silver	g/t	**90.2**	67.6	33
– combined	eq g/t	**11.2**	9.5	18
Gold produced	000'oz	**143.5**	103.1	39
Silver produced	000'oz	**1,297.7**	798.4	63
Total equivalent gold produced	000' eq oz	**160.7**	112.2	43
Total equivalent gold sold	000' eq oz	**151.3**	116.7	30
AISC	US$/oz	**424**	724	(41)
AISC	US$/ eq oz	**828**	942	(12)
AIC	US$/oz	**479**	982	(51)
AIC	US$/ eq oz	**877**	1,180	(26)
Sustaining capital expenditure	US$m	**14.4**	42.5	(66)
Non-sustaining expenditure	US$m	**—**	25.8	(100)
Total capital expenditure	US$m	**14.4**	68.3	(79)

Gold and silver production in the December quarter were 143,500oz of gold and 1,297,700oz of silver, respectively, resulting in gold-equivalent production of 160,700oz, representing a 43% increase compared to the September quarter (112,200oz Au-eq), driven by higher throughput and improved metallurgical recoveries.

AIC decreased by 51% to US$479/oz in the December quarter from US$982/oz in the September quarter, mainly driven by higher gold sold, lower capital expenditure and a higher silver by-product credit to cost, partially offset by higher cost of sales before amortisation and depreciation.

Total capital expenditure decreased by 79% to US$14m in the December quarter from US$68m in the September quarter. This reduction is mainly due to the completion of ramp-up capex in the September quarter and no capital waste stripping in the December quarter.

54 **Gold Fields Reviewed Results 2025**

Review of operations continued

Cerro Corona

		December 2025	September 2025	% Variance
Ore mined	000 tonnes	**489**	5,155	(91)
Waste mined	000 tonnes	**45**	388	(88)
Total tonnes mined	000 tonnes	**534**	5,543	(90)
Strip ratio	waste/ ore	**0.09**	0.22	(59)
Grade mined – gold	g/t	**0.40**	0.51	(22)
Grade mined – copper	per cent	**0.36**	0.36	—
Gold mined	000'oz	**6.3**	84.0	(93)
Copper mined	000 tonnes	**1,737**	18,420	(91)
Tonnes milled	000 tonnes	**1,491**	1,563	(5)
Gold recovery	per cent	**71.8**	74.9	(4)
Copper recovery	per cent	**90.3**	91.2	(1)
Yield – gold	g/t	**0.34**	0.51	(33)
– copper	per cent	**0.34**	0.39	(13)
– combined	eq g/t	**0.60**	0.82	(27)
Gold produced	000'oz	**15.9**	24.7	(36)
Copper produced	tonnes	**4,833**	5,883	(18)
Total equivalent gold produced	000' eq oz	**28.8**	41.4	(30)
Total equivalent gold sold	000' eq oz	**27.5**	44.1	(38)
AISC	US$/oz	**1,668**	(4)	(41600)
AISC	US$/ eq oz	**3,047**	1,372	122
AIC	US$/oz	**3,155**	475	564
AIC	US$/ eq oz	**3,871**	1,667	132
Sustaining capital expenditure	US$m	**9.1**	0.7	1200
Non-sustaining capital expenditure	US$m	**20.2**	11.0	84
Total capital expenditure	US$m	**29.3**	11.7	150

Gold-equivalent production decreased by 30% to 28,800oz in the December quarter from 41,400oz in the September quarter. During the December quarter mining operations came to an end and the operation transitioned to the rehandling and processing of low-grade ore from stockpiles in line with the life-of-mine schedule.

AIC per gold ounce sold increased by 564% to US$3,155/oz in the December quarter from US$475/oz in the September quarter, mainly due to higher cost of sales before amortisation and depreciation, higher capital expenditure due to the in-pit tailings facility construction, and lower gold sold due to low-grade ore processing.

Total capital expenditure increased by 150% to US$29m in the December quarter from US$12m in the September quarter, mainly due to an increase in construction activities related to the in-pit tailings facility.

Gold Fields Reviewed Results 2025 55

Salient features and cost benchmarks

		United States Dollar						South African Rand
			Peru	Chile	Ghana		South Africa	
Figures are in millions unless otherwise stated		Total Mine operations	Cerro Corona	Salares Norte	Tarkwa	Damang	South Deep	South Deep
Operating results								
Ore milled/treated (000 tonnes)	**Dec 2025**	**11,816**	**1,491**	**448**	**3,740**	**1,221**	**666**	**666**
	Sept 2025	10,882	1,563	368	3,826	1,214	801	801
	Dec 2024	10,719	1,748	134	3,843	1,230	730	730
Yield (grams per tonne)	**Dec 2025**	**1.8**	**0.6**	**11.2**	**1.0**	**0.6**	**3.6**	**3.6**
	Sept 2025	1.8	0.8	9.5	1.0	0.6	3.0	3.0
	Dec 2024	1.9	0.9	10.3	1.3	0.7	3.4	3.4
Gold produced (000 managed equivalent ounces)	**Dec 2025**	**698.7**	**28.8**	**160.7**	**118.7**	**23.1**	**78.0**	**2,425**
	Sept 2025	638.2	41.4	112.2	122.9	22.7	77.7	2,418
	Dec 2024	665.6	52.5	44.5	160.6	29.6	78.8	2,451
Gold produced (000 attributable equivalent ounces)	**Dec 2025**	**681.0**	**28.6**	**160.7**	**106.8**	**20.8**	**74.6**	**2,322**
	Sept 2025	620.7	41.2	112.2	110.6	20.4	75.0	2,331
	Dec 2024	643.5	52.3	44.5	144.6	26.6	76.0	2,364
Gold sold (000 managed equivalent ounces)	**Dec 2025**	**694.2**	**27.5**	**151.3**	**119.2**	**22.5**	**83.0**	**2,580**
	Sept 2025	683.1	44.1	116.7	121.2	22.7	86.3	2,685
	Dec 2024	665.3	56.8	35.0	160.1	30.1	83.9	2,611
Cost of sales before amortisation and depreciation (million)	**Dec 2025**	**(799.0)**	**(57.7)**	**(58.7)**	**(151.6)**	**(61.3)**	**(104.4)**	**(1,789.5)**
	Sept 2025	(762.3)	(44.0)	(73.4)	(148.3)	(57.9)	(114.5)	(2,032.4)
	Dec 2024	(578.7)	(60.5)	(9.4)	(115.2)	(58.3)	(98.5)	(1,770.6)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Dec 2025**	**67**	**36**	**289**	**32**	**55**	**151**	**2,579**
	Sept 2025	63	40	165	30	52	132	2,337
	Dec 2024	58	37	195	38	29	127	2,271
Sustaining capital (million)	**Dec 2025**	**(279.1)**	**(9.1)**	**(14.4)**	**(56.6)**	**1.1**	**(44.8)**	**(779.2)**
	Sept 2025	(244.3)	(0.7)	(42.5)	(73.8)	—	(32.8)	(582.6)
	Dec 2024	(235.3)	(12.3)	(47.0)	(41.0)	—	(40.9)	(740.9)
Non-sustaining capital (million)	**Dec 2025**	**(68.8)**	**(20.2)**	**—**	**—**	**—**	**—**	**—**
	Sept 2025	(108.4)	(11.0)	(25.8)	—	—	—	—
	Dec 2024	(53.0)	(6.3)	(27.4)	—	—	—	—
Total capital expenditure (million)	**Dec 2025**	**(347.9)**	**(29.3)**	**(14.4)**	**(56.6)**	**1.1**	**(44.8)**	**(779.2)**
	Sept 2025	(352.7)	(11.7)	(68.3)	(73.8)	—	(32.8)	(582.6)
	Dec 2024	(288.3)	(18.6)	(74.4)	(41.0)	—	(40.9)	(740.9)
AISC costs (Dollar per ounce)	**Dec 2025**	**1,637**	**1,668**	**424**	**2,021**	**2,829**	**1,998**	**1,107,991**
	Sept 2025	1,530	(4)	724	2,102	2,990	1,804	1,029,496
	Dec 2024	1,391	833	1,872	1,297	2,197	1,683	974,315
Total AIC (Dollar per ounce)	**Dec 2025**	**1,769**	**3,155**	**479**	**2,021**	**2,829**	**1,998**	**1,107,991**
	Sept 2025	1,730	475	982	2,102	2,990	1,804	1,029,496
	Dec 2024	1,498	1,109	2,826	1,297	2,197	1,683	974,315

Average exchange rates were US$1 = R17.11, US$1 = R17.63 and US$1 = R17.93 for the December 2025, September 2025 and December 2024 quarters.
The Australian/US Dollar exchange rates were A$1 = US$0.66, A$1 = US$0.65 and A$1 = 0.65 for the December 2025, September 2025 and December 2024 quarters.
Figures may not add as they are rounded independently.

56 Gold Fields Reviewed Results 2025

Salient features and cost benchmarks continued

		United States Dollar				Australian Dollar			
		Australia				Australia			
Figures are in millions unless otherwise stated		Agnew	St Ives	Granny Smith	Gruyere[1]	Agnew	St Ives	Granny Smith	Gruyere[1]
Operating results									
Ore milled/treated (000 tonnes)	**Dec 2025**	**296**	**1,176**	**290**	**2,490**	**296**	**1,176**	**290**	**2,490**
	Sept 2025	305	1,075	348	1,383	305	1,075	348	1,383
	Dec 2024	259	1,155	420	1,200	259	1,155	420	1,200
Yield (grams per tonne)	**Dec 2025**	**6.5**	**2.5**	**6.3**	**0.9**	**6.5**	**2.5**	**6.3**	**0.9**
	Sept 2025	6.3	2.6	6.2	0.9	6.3	2.6	6.2	0.9
	Dec 2024	7.0	2.9	6.4	1.2	7.0	2.9	6.4	1.2
Gold produced (000 managed equivalent ounces)	**Dec 2025**	**61.6**	**96.0**	**58.4**	**73.4**	**61.6**	**96.0**	**58.4**	**73.4**
	Sept 2025	62.1	89.1	69.5	40.6	62.1	89.1	69.5	40.6
	Dec 2024	58.3	108.3	87.0	45.8	58.3	108.3	87.0	45.8
Gold produced (000 attributable equivalent ounces)	**Dec 2025**	**61.6**	**96.0**	**58.4**	**73.4**	**61.6**	**96.0**	**58.4**	**73.4**
	Sept 2025	62.1	89.1	69.5	40.6	62.1	89.1	69.5	40.6
	Dec 2024	58.3	108.3	87.0	45.8	58.3	108.3	87.0	45.8
Gold sold (000 managed equivalent ounces)	**Dec 2025**	**59.9**	**100.3**	**58.4**	**72.0**	**59.9**	**100.3**	**58.4**	**72.0**
	Sept 2025	71.2	100.5	79.4	41.0	71.2	100.5	79.4	41.0
	Dec 2024	61.1	108.3	82.3	47.7	61.1	108.3	82.3	47.7
Cost of sales before amortisation and depreciation (million)	**Dec 2025**	**(66.9)**	**(115.5)**	**(53.6)**	**(129.2)**	**(102.1)**	**(176.3)**	**(81.5)**	**(199.5)**
	Sept 2025	(74.2)	(138.5)	(69.3)	(42.1)	(114.1)	(213.5)	(106.3)	(64.8)
	Dec 2024	(51.7)	(96.1)	(59.0)	(30.0)	(79.4)	(147.3)	(90.5)	(45.9)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Dec 2025**	**237**	**98**	**210**	**30**	**363**	**149**	**321**	**46**
	Sept 2025	206	114	173	26	315	175	264	39
	Dec 2024	232	92	147	27	355	140	225	41
Sustaining capital (million)	**Dec 2025**	**(14.6)**	**(38.7)**	**(33.7)**	**(68.4)**	**(22.4)**	**(59.2)**	**(51.5)**	**(105.2)**
	Sept 2025	(11.7)	(25.3)	(24.1)	(33.2)	(18.0)	(38.6)	(36.8)	(51.0)
	Dec 2024	(11.7)	(47.2)	(14.6)	(20.4)	(18.0)	(72.3)	(22.4)	(31.4)
Non-sustaining capital (million)	**Dec 2025**	**(5.2)**	**(38.8)**	**(4.5)**	**–**	**(7.8)**	**(59.1)**	**(7.0)**	**–**
	Sept 2025	(11.4)	(57.4)	(2.8)	–	(17.4)	(88.7)	(4.3)	–
	Dec 2024	(7.3)	(8.9)	(3.1)	–	(11.2)	(13.6)	(4.9)	–
Total capital expenditure (million)	**Dec 2025**	**(19.8)**	**(77.5)**	**(38.2)**	**(68.4)**	**(30.2)**	**(118.3)**	**(58.5)**	**(105.2)**
	Sept 2025	(23.1)	(82.7)	(26.9)	(33.2)	(35.4)	(127.3)	(41.1)	(51.0)
	Dec 2024	(19.0)	(56.1)	(17.7)	(20.4)	(29.2)	(85.9)	(27.3)	(31.4)
AISC (Dollar per ounce)	**Dec 2025**	**1,625**	**1,739**	**1,766**	**2,242**	**2,482**	**2,657**	**2,694**	**3,451**
	Sept 2025	1,370	1,670	1,316	1,924	2,105	2,564	2,015	2,951
	Dec 2024	1,255	1,511	1,041	1,227	1,926	2,315	1,596	1,882
Total AIC (Dollar per ounce)	**Dec 2025**	**1,798**	**2,151**	**1,870**	**2,242**	**2,743**	**3,284**	**2,852**	**3,451**
	Sept 2025	1,654	2,317	1,384	1,924	2,541	3,562	2,121	2,951
	Dec 2024	1,389	1,646	1,088	1,243	2,131	2,521	1,669	1,906

Average exchange rates were US$1 = R17.11, US$1 = R17.63 and US$1 = R17.93 for the December 2025, September 2025 and December 2024 quarters.
The Australian/US Dollar exchange rates were A$1 = US$0.66, A$1 = US$0.65 and A$1 = 0.65 for the December 2025, September 2025 and December 2024 quarters.
[1] *Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward*
Figures may not add as they are rounded independently.

Gold Fields Reviewed Results 2025 57

Underground and surface (Unreviewed)

			Peru	Chile	Ghana		South Africa	Australia			
Ounces with metric tonnes and grade		Total Mine operations	Cerro Corona	Salares Norte	Tarkwa	Damang	South Deep	Agnew	St Ives	Granny Smith	Gruyere[1]
Tonnes mined (000 tonnes)* – underground ore	**Dec 2025**	**1,609**	**—**	**—**	**—**	**—**	**403**	**318**	**555**	**333**	**—**
	Sept 2025	1,660	—	—	—	—	432	298	573	357	—
	Dec 2024	1,816	—	—	—	—	404	365	633	414	—
– underground waste	**Dec 2025**	**606**	**—**	**—**	**—**	**—**	**65**	**173**	**214**	**153**	**—**
	Sept 2025	728	—	—	—	—	90	279	227	131	—
	Dec 2024	610	—	—	—	—	75	200	229	106	—
– surface ore	**Dec 2025**	**8,332**	**489**	**1,690**	**2,368**	**983**	**—**	**—**	**815**	**—**	**1,987**
	Sept 2025	9,750	5,155	—	2,730	284	—	—	559	—	1,022
	Dec 2024	10,617	3,073	742	4,823	—	—	—	510	—	1,470
– total	**Dec 2025**	**10,547**	**489**	**1,690**	**2,368**	**983**	**468**	**491**	**1,584**	**486**	**1,987**
	Sept 2025	12,138	5,155	—	2,730	284	522	577	1,359	488	1,022
	Dec 2024	13,043	3,073	742	4,823	—	479	565	1,372	520	1,470
Grade mined (grams per tonne) – underground ore	**Dec 2025**	**5.7**	**—**	**—**	**—**	**—**	**5.9**	**6.4**	**4.6**	**6.3**	**—**
	Sept 2025	5.5	—	—	—	—	6.1	7.1	3.4	6.7	—
	Dec 2024	6.0	—	—	—	—	5.8	7.2	4.7	6.9	—
– surface ore	**Dec 2025**	**1.7**	**0.4**	**3.9**	**1.3**	**0.8**	**—**	**—**	**1.2**	**—**	**1.1**
	Sept 2025	0.9	0.5	—	1.3	1.1	—	—	1.6	—	1.0
	Dec 2024	1.3	0.6	4.3	1.3	—	—	—	1.5	—	1.2
– total	**Dec 2025**	**2.3**	**0.4**	**3.9**	**1.3**	**0.8**	**5.1**	**6.4**	**2.6**	**6.3**	**1.1**
	Sept 2025	1.5	0.5	—	1.3	1.1	5.1	7.1	2.5	6.7	1.0
	Dec 2024	2.0	0.6	4.3	1.3	—	4.9	7.2	3.3	6.9	1.2
Gold mined (000 ounces)* – underground ore	**Dec 2025**	**292.5**	**—**	**—**	**—**	**—**	**76.3**	**65.5**	**82.7**	**67.9**	**—**
	Sept 2025	293.1	—	—	—	—	85.4	68.0	63.4	76.4	—
	Dec 2024	348.0	—	—	—	—	75.7	84.4	95.5	92.4	—
– surface ore	**Dec 2025**	**447.4**	**6.3**	**214.3**	**100.7**	**25.4**	**—**	**—**	**32.6**	**—**	**68.1**
	Sept 2025	273.2	84.0	—	116.8	9.8	—	—	28.7	—	34.1
	Dec 2024	450.9	60.5	103.4	203.3	—	—	—	25.3	—	58.4
– total	**Dec 2025**	**739.9**	**6.3**	**214.3**	**100.7**	**25.4**	**76.3**	**65.5**	**115.3**	**67.9**	**68.1**
	Sept 2025	566.3	84.0	—	116.8	9.8	85.4	68.0	92.1	76.4	34.1
	Dec 2024	798.9	60.5	103.4	203.3	—	75.7	84.4	120.8	92.4	58.4
Ore milled/treated (000 tonnes) – underground ore	**Dec 2025**	**1,522**	**—**	**—**	**—**	**—**	**389**	**296**	**548**	**290**	**—**
	Sept 2025	1,653	—	—	—	—	420	305	581	348	—
	Dec 2024	1,777	—	—	—	—	421	259	676	420	—
– underground waste	**Dec 2025**	**39**	**—**	**—**	**—**	**—**	**39**	**—**	**—**	**—**	**—**
	Sept 2025	48	—	—	—	—	48	—	—	—	—
	Dec 2024	39	—	—	—	—	39	—	—	—	—
– surface ore	**Dec 2025**	**10,254**	**1,491**	**448**	**3,740**	**1,221**	**237**	**—**	**628**	**—**	**2,490**
	Sept 2025	9,182	1,563	368	3,826	1,214	333	—	494	—	1,383
	Dec 2024	8,903	1,748	134	3,843	1,230	269	—	479	—	1,200
– total	**Dec 2025**	**11,815**	**1,491**	**448**	**3,740**	**1,221**	**665**	**296**	**1,176**	**290**	**2,490**
	Sept 2025	10,882	1,563	368	3,826	1,214	801	305	1,075	348	1,383
	Dec 2024	10,719	1,748	134	3,843	1,230	730	259	1,155	420	1,200
Yield (Grams per tonne) – underground ore	**Dec 2025**	**5.5**	**—**	**—**	**—**	**—**	**6.1**	**6.5**	**4.2**	**6.3**	**—**
	Sept 2025	5.1	—	—	—	—	5.6	6.3	3.2	6.2	—
	Dec 2024	5.5	—	—	—	—	5.7	7.0	4.1	6.4	—
– surface ore	**Dec 2025**	**1.3**	**0.6**	**11.2**	**1.0**	**0.6**	**0.1**	**—**	**1.1**	**—**	**0.9**
	Sept 2025	1.3	0.8	9.5	1.0	0.6	0.1	—	1.8	—	0.9
	Dec 2024	1.2	0.9	10.3	1.3	0.7	0.1	—	1.3	—	1.2
– combined	**Dec 2025**	**1.8**	**0.6**	**11.2**	**1.0**	**0.6**	**3.6**	**6.5**	**2.5**	**6.3**	**0.9**
	Sept 2025	1.8	0.8	9.5	1.0	0.6	3.0	6.3	2.6	6.2	0.9
	Dec 2024	1.9	0.9	10.3	1.3	0.7	3.4	7.0	2.9	6.4	1.2

58 Gold Fields Reviewed Results 2025

Ounces with metric tonnes and grade		Total Mine operations	Peru Cerro Corona	Chile Salares Norte	Ghana Tarkwa	Ghana Damang	South Africa South Deep	Australia Agnew	Australia St Ives	Australia Granny Smith	Australia Gruyere[1]
Gold produced (000 ounces)* – underground ore	**Dec 2025**	**270.5**	**–**	**–**	**–**	**–**	**76.8**	**61.6**	**73.6**	**58.4**	**–**
	Sept 2025	268.4	–	–	–	–	76.3	62.1	60.5	69.5	–
	Dec 2024	311.5	–	–	–	–	77.5	58.3	88.6	87.0	–
– surface ore	**Dec 2025**	**428.2**	**28.8**	**160.7**	**118.7**	**23.1**	**1.1**	**–**	**22.4**	**–**	**73.4**
	Sept 2025	369.8	41.4	112.2	122.9	22.7	1.5	–	28.5	–	40.6
	Dec 2024	354.1	52.5	44.5	160.6	29.6	1.3	–	19.7	–	45.8
– total	**Dec 2025**	**698.7**	**28.8**	**160.7**	**118.7**	**23.1**	**77.9**	**61.6**	**96.0**	**58.4**	**73.4**
	Sept 2025	638.2	41.4	112.2	122.9	22.7	77.8	62.1	89.0	69.5	40.6
	Dec 2024	665.6	52.5	44.5	160.6	29.6	78.8	58.3	108.3	87.0	45.8
Cost of sales before gold inventory change and amortisation and depreciation (US Dollar per tonne)	**Dec 2025**	**195**	**–**	**–**	**–**	**–**	**223**	**237**	**143**	**210**	**–**
	Sept 2025	174	–	–	–	–	196	206	140	173	–
	Dec 2024	151	–	–	–	–	182	232	100	147	–
– surface	**Dec 2025**	**47**	**36**	**289**	**32**	**55**	**20**	**–**	**58**	**–**	**30**
	Sept 2025	43	40	165	30	52	43	–	84	–	26
	Dec 2024	39	37	195	38	29	32	–	79	–	27
– total	**Dec 2025**	**67**	**36**	**289**	**32**	**55**	**151**	**237**	**98**	**210**	**30**
	Sept 2025	63	40	165	30	52	132	206	114	173	26
	Dec 2024	58	37	195	38	29	127	232	92	147	27

[1] Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward
** Excludes surface material at South Deep*

Gold Fields Reviewed Results **2025** 59

Independent Auditor’s Review Report On Condensed Consolidated Financial Statements To the Shareholders of Gold Fields Limited We have reviewed the condensed consolidated financial statements of Gold Fields Limited, set out on pages 20 to 39, which comprise the condensed consolidated statement of financial position as at 31 December 2025 and the related condensed consolidated income statement and condensed consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and selected explanatory notes. Directors’ Responsibility for the Condensed Consolidated Financial Statements The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for condensed financial statements, as set out in the “Basis of preparation” note on page 20 to the financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express a conclusion on these condensed consolidated financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, which applies to a review of historical financial information performed by the independent auditor of the entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements. A review of condensed consolidated financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained. The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these condensed consolidated financial statements. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2025 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listings Requirements for condensed financial statements, as set out in “Basis of preparation” note on page 20 to the financial statements, and the requirements of the Companies Act of South Africa. Other Matter This review report does not address the “Pro Forma Financial Information” or non IFRS measures presented with the condensed consolidated financial statements and accordingly, these are not included in our review conclusion. PricewaterhouseCoopers Inc. Director: CS Masondo Registered Auditor Johannesburg, South Africa 19 February 2026 60 Gold Fields Reviewed Results 2025

Independent Auditor’s Assurance Report on the compilation of pro forma financial information for the year ended 31 December 2025 included in the Gold Fields Limited Reviewed Results 2025 To the Directors of Gold Fields Limited We have completed our assurance engagement to report on the compilation of the pro forma financial information of Gold Fields Limited (the “Company”) (and its subsidiaries (together “the Group”)) by the directors. The pro forma financial information, as set out in the “Gold Fields Limited Reviewed Results 2025” for the year ended 31 December 2025 comprises certain non-IFRS financial measures (the “Pro Forma Financial Information”). The applicable criteria on the basis of which the directors have compiled the Pro Forma Financial Information are specified in the Listings Requirements of the JSE Limited (“the JSE Listings Requirements”) and described in the Gold Fields Limited Reviewed Results 2025 (the “Applicable Criteria”). The Pro Forma Financial Information has been compiled by the directors solely to provide users with relevant information and measures used by the Group to assess performance. As part of this process, information about the Group’s financial position and financial performance has been extracted by the directors from the Group’s condensed consolidated financial statements for the year ended 31 December 2025, on which a review opinion was issued. Directors' responsibility for the Pro Forma Financial Information The directors are responsible for compiling the Pro Forma Financial Information on the basis of the Applicable Criteria. Our Independence and Quality Management We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors, issued by the Independent Regulatory Board for Auditors’ (IRBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards). The firm applies International Standard on Quality Management 1, Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements, which requires the firm to design, implement and operate a system of quality management, including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Auditor’s responsibility Our responsibility is to express an opinion, as required by the JSE Listings Requirements, about whether the Pro Forma Financial Information has been compiled, in all material respects, by the directors, on the basis of the Applicable Criteria, based on our procedures performed. We conducted our engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3420, Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus issued by the International Auditing and Assurance Standards Board. This standard requires that we plan and perform our procedures to obtain reasonable assurance about whether the Pro Forma Financial Information has been compiled, in all material respects, on the basis specified in the Applicable Criteria. For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the Pro Forma Financial Information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the Pro Forma Financial Information. The purpose of the Pro Forma Financial Information included in the Gold Fields Limited Reviewed Results 2025 is solely to provide users with relevant information and measures used by the Group to assess performance. A reasonable assurance engagement to report on whether the Pro Forma Financial Information has been compiled, in all material respects, on the basis of the Applicable Criteria involves performing procedures to assess whether the Applicable Criteria used by the directors in the compilation of the Pro Forma Financial Information provide a reasonable basis for presenting the significant effects directly attributable to the events, and to obtain sufficient appropriate evidence about whether: • The related pro forma adjustments give appropriate effect to those criteria; and • The Pro Forma Financial Information reflects the proper application of those adjustments to the unadjusted financial information. The procedures selected depend on our judgement, having regard to our understanding of the nature of the Group, the events in respect of which the Pro Forma Financial Information has been compiled, and other relevant engagement circumstances. Our engagement also involves evaluating the overall presentation of the Pro Forma Financial Information. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Opinion In our opinion, the Pro Forma Financial Information has been compiled, in all material respects, on the basis of the Applicable Criteria. PricewaterhouseCoopers Inc. Director: CS Masondo Registered Auditor Johannesburg, South Africa 19 February 2026 Gold Fields Reviewed Results 2025 61

Administration and corporate information Corporate Secretary Anré Weststrate Mobile: +27 83 635 5961 Email: anre.weststrate@goldfields.com Registered office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Office of the United Kingdom Secretaries London St James’s Corporate Services Limited Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 3869 0706 Email: general@corpserv.co.uk American depositary receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon P O Box 43006 Providence RI 02940-3078 Overnight correspondence should be sent to: BNY Mellon 150 Royall St., Suite 101 Canton, MA 02021 Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign Email: shrrelations@cpushareownerservices.com Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor and media enquiries Jongisa Magagula Mobile: +27 67 419 5903 Email: jongisa.magagula@goldfields.com Thomas Mengel Mobile: +27 72 493 5170 Email: thomas.mengel@goldfields.com Kershnee Govender Mobile: +27 83 564 4090 Email: kershnee.govender@goldfields.com Email: investor.relations@goldfields.com Email: media@goldfields.com Transfer Secretaries South Africa Computershare Investor Services (Proprietary) Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom MUFG Corporate Markets (formerly Link Group) Central Square 29 Wellington Street Leeds LSI 4DL United Kingdom Tel: +44 (0) 371 664 0300 Email: shareholderenquiries@cm.mpms.mufg.com Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales. Email: shareholderenquiries@cm.mpms.mufg.com Website www.goldfields.com Listings JSE / NYSE YGH Suleman† (Chairperson) MJ Fraser∞ (Chief Executive Officer) AT Dall∞ (Chief Financial Officer) A Andani#† ZBM Bassa† MC Bitar@† TP Goodlace† JF MacKenzie*† SL McCrae^^† JE McGill^† MI Rawlinson*† PG Sibiya† CAT Smit† ^ Australian * British @Chilean #Ghanaian ^^Canadian †Independent Director ∞Non-independent Director 62 Gold Fields Reviewed Results 2025

Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business strategy, development activities (including the permitting, development and operations of the Windfall Project) and other initiatives, anticipated benefits of acquisitions or joint ventures (including the acquisition of Gold Road Resources Limited), the ability to successfully renew, extend and/or retain mining rights, licences or other interests (including the satisfaction of licence conditions), ability to conclude divestments on favourable terms (if at all), business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2024 filed with the Johannesburg Stock Exchange and the Annual Report on Form 20-F filed with the United States SEC on 27 March 2025 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors. This announcement includes certain non-IFRS financial measures, including adjusted earnings before interest, taxes, depreciation, and amortisation (adjusted EBITDA), AISC, All-in Cost AIC, normalised profit attributable to the owners of the parent, normalised profit per share attributable to the owners of the parent, net debt (including and excluding lease liabilities), sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow and adjusted free cash flow from operations. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Gold Fields financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The pro forma financial information and condensed consolidated financial statements have been reported on by the Group’s auditors, being PricewaterhouseCoopers Inc. Their unqualified auditor’s reports thereon are on pages 60 and 61 of this report. Mineral Resources and Mineral Reserves Gold Fields reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States SEC and the JSE at all managed operations, development, and exploration properties. In support of the disclosure relating to the attributable 2025 Mineral Reserve at Tarkwa set out in this announcement, the Group expects to file the information required by Subpart 1300 of Regulation S-K under the Securities Act of 1933, with its annual report on Form 20-F for the year ending 31 December 2025. Gold Fields Reviewed Results 2025 63